REGISTRATION NO. 333-46197

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                         POST EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   -----------

                            URSUS TELECOM CORPORATION

             (Exact Name Of Registrant As Specified In Its Charter)

     FLORIDA                         4825                      65-0398306
(State or other                (Primary Standard            (I.R.S. Employer
jurisdiction of                  Industrial              Identification Number)
incorporation or              Classification Code Number)
organization)


                                   -----------

                         440 SAWGRASS CORPORATE PARKWAY
                                    SUITE 112
                             SUNRISE, FLORIDA 33325
                                 (954) 846-7887
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                   -----------

                                LUCA M. GIUSSANI
                                       CEO
                            URSUS TELECOM CORPORATION
                         440 SAWGRASS CORPORATE PARKWAY
                                    SUITE 112
                             SUNRISE, FLORIDA 33325
                                 (954) 846-7887

            (Name, address, including zip code, and telephone number,
                                      including area code, of agent for service)

                                   -----------

                                   COPIES TO:

   James R. Tanenbaum, Esq.                      Ralph V. De Martino, Esq.
     Scott Baena, Esq.                              Neil R.E. Carr, Esq.
 Stroock & Stroock & Lavan LLP             De Martino Finkelstein Rosen & Virga
  200 South Biscayne Boulevard,                  1818 N Street, N.W.,
       33rd Floor                                     Suite 400
 Miami, Florida 33131-2385                     Washington, DC 20036-2492
   (305) 789-9384                                 (202) 659-0494

                                   -----------

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act"), check the following box. / /

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                   -----------

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8, may determine.

                                 200,000 Shares

                            URSUS TELECOM CORPORATION

                                  Common Stock


          This Prospectus is being used in connection with the offering (the "Offering") from time to time of up to 200,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of Ursus Telecom Corporation, a Florida corporation ("Ursus" or the "Company"), by certain stockholders of the Company identified herein (the "Registering Stockholders"). See "Registering Stockholders." The Company is not selling any of the Shares offered hereby and will not receive any of the proceeds from sales of Common Stock by the Registering Stockholders.

          The sale or distribution of any of the Shares may be effected by the Registering Stockholders from time to time on terms to be determined at the time of sale, in transactions in the over-the-counter market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such market prices or at negotiated prices. The Registering Stockholders may effect such transactions by selling the Shares to or through securities broker-dealers or other agents, and such broker-dealers or other agents may receive compensation in the form of discounts, concessions or commissions from the Registering Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Common Stock or interests therein as a pledgee and may, from time to time, effect distributions of the Common Stock or interests in such capacity. See "Registering Stockholders" and "Plan of Distribution." The Registering Stockholders and any brokers, dealers or agents through whom sales of the Common Stock are made may be deemed "underwriters" within the meaning of the Securities Act, and any profits realized by them on the sale of the Common Stock may be considered to be underwriting compensation.

          The Company has agreed to bear all of the expenses in connection with the registration and sale of the shares offered hereby by the Registering Stockholders (other than underwriting discounts and selling commissions). The Common Stock is traded on the Nasdaq National Market System (the "Nasdaq") under the symbol "UTCC." The closing sale price per share of the Common Stock on the Nasdaq on December 31, 1998 was $2.875.

          See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be considered in connection with an investment in the Common Stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JANUARY 13, 1999.

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports and other information may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, on payment of prescribed charges. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq, 1735 K Street, NW, Washington DC 20006-1500.

          The Company has filed with the Commission a Post Effective Amendment No. 1 to a Registration Statement on Form S-1, of which this Prospectus forms a part (together with any amendments and exhibits thereto, the "Registration Statement"), under the Securities Act in respect of the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the public reference room of the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

          CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" IN THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. THE COMPANY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO DISSEMINATE ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.

                               PROSPECTUS SUMMARY

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS." TECHNICAL TERMS AND ACRONYMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY OF TERMS."

                                   THE COMPANY

          On May 18, 1998, the Company sold 1,500,000 shares of its Common Stock in an initial public offering (the "Public Offering"). Net proceeds of the Public Offering, after deducting underwriting discounts and commissions, and professional fees aggregated approximately $11.6 million.

          Ursus is an international telecommunications company that exploits favorable market niches by providing competitive and technologically advanced telecommunications services. The Company focuses on small and medium-sized businesses located in emerging or deregulating markets, including South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France. The Company serves these markets through a network of independent exclusive agents. The Company believes that it derives a significant competitive advantage from this exclusive agent network. Each agent provides marketing, customer support, billing and collections, in local language and time, utilizing a proprietary turn-key agent support system developed and provided by the Company. Each agent is supplied near real time data for customer management, usage analysis and billing from the Company's local and wide area network. Through its agent network, the Company develops and maintains close relationships with vendors of telephone systems such as Siemens, Plessey and Alcatel in key markets in order to promote the Ursus line of telecommunications services, allowing the Company to offer competitively priced and value added services that compare favorably to the pricing and service offerings of the local incumbent telecommunication operators ("ITOs").

          Ursus has traditionally entered a particular market using call reorigination, a system that provides the Company's overseas customers the opportunity to access a U.S.-based switching center by means of a manual or transparent automated dialing procedure, or other methods that provide a U.S. dial tone to its foreign customers. Call reorigination provides a customer with the convenience and rate economies provided by a U.S. dial tone, as opposed to locally imposed international rates, which may be substantially higher. The Company derives approximately 82% of its revenues from call reorigination. In order to remain price competitive and to mitigate the high proportion of variable costs per minute associated with call reorigination, the Company plans to expand its direct access services by locating switching platforms at network centers of major telecommunications providers, such as MCI WorldCom, Cable and Wireless and France Telecom, and by deploying smaller network access nodes in less populated service areas. This network topology, which the Company will first use in France, provides subscribers with direct access service for voice and fax. Ultimately, where regulatory conditions are favorable and calling volumes are adequate to cover the associated fixed costs, the Company intends to migrate some of its customers from call reorigination to direct access service.

          Ursus plans to expand by increasing sales to existing customers; by expanding the business generated by its existing agents; by providing wholesale services to other carriers; and through selected acquisitions. Except as disclosed herein, Ursus is not currently engaged in any negotiations to acquire any business. See "Business-Formation of French Subsidiary", "Business-Purchase of Uruguayan Corporation" and "Business Acquisition of Access Authority Inc." The Company believes that its proprietary enterprise software system provides an efficient infrastructure for back room processing, giving it a strategic advantage over its competitors. The Company's computerized back office systems handle traditionally labor intensive processing tasks such as call rating, customer registration, billing and network management, with a high degree of efficiency and short turn-around time. Management believes that these efficiencies would facilitate the rapid and economical consolidation of acquired competitors.

          The Company operates a digital, switch-based telecommunications network (the "Network") from its technical facilities in Sunrise, Florida, and, using a hybrid network of Internet, Intranet and circuit-based facilities, plans to use a portion of the Public Offering proceeds to expand its primary digital switching platform and secondary network access nodes, thereby expanding its services in what the Company believes is a reliable, flexible and cost-effective manner. The Company also plans to exploit its market penetration and technological sophistication through the application of Internet Protocol ("IP") telephony technology, particularly for fax transmissions. Faxing represents a large portion of the overall international telecommunications business, and IP faxing offers significant cost savings and favorable regulatory treatment. IP telephony creates the opportunity to bypass the switched telephone network by using cost-effective packet switched networks such as private Intranets and/or the public Internet for the delivery of fax and voice communications. To exploit these opportunities and to further reduce its costs, the Company plans to use a portion of the Public Offering proceeds to establish a hybrid network for IP fax and voice services. The Company believes this application could increase the gross margins of its existing and future retail business and allow it to accelerate its growth strategy.

          The Company expects that call reorigination will continue to serve as a low cost and profitable method of opening new markets and expects to continue this method of business development in certain regulated markets in Africa, the Middle East, Europe and Asia. Reoriginating a U.S. dial tone requires little investment in equipment and limited capital deployment in a foreign territory, thus allowing the Company to develop a viable customer base by effectively exploiting the difference between the local International Direct Dial ("IDD") rate and the generally more favorable rates the Company enjoys in the U.S. The Company has successfully used this strategy to develop foreign markets, thereby creating a revenue stream with little more than marketing and incremental call costs. In addition, using IP telephony technology, concurrently with call reorigination, could significantly improve the profitability of this business segment, without requiring the substantial investments in switches of a direct access network. Accordingly, the Company's strategy is to deploy IP telephony technology where feasible in order to create a hybrid network capable of carrying significant amounts of customer traffic on a low cost platform with a modest initial capital investment. This strategy mitigates the risk that the Company will not attain, in some of its markets, the critical mass of business required to amortize the fixed costs of a direct access network and affords the Company the opportunity to develop a market with a relatively small financial risk.

          In summary, the Company intends to become a significant provider of international telecommunications services within emerging and deregulating markets. The Company intends to maximize its profit potential by leveraging its existing infrastructure, market penetration, expanding customer base and growing U.S. wholesale business. By using its independent agent network, efficient back office systems, and favorable vendor relationships with some of the major U.S. telecommunications carriers, the Company believes it can gain strategic advantages while capitalizing on the opportunities presented by deregulation and technological advances in the global telecommunications industry.

          Ursus provides an array of basic and value added services to its customers, which include:

      o  long distance international telephone services
      o  direct dial access for corporate customers
      o  dedicated access for high volume users
      o  calling cards
      o  abbreviated dialing
      o  international fax store and forward
      o  switched Internet services
      o  itemized and multicurrency billing
      o  follow me calling
      o  enhanced call management and reporting services

          On September 17, 1998 the Company purchased all the issued and outstanding common stock of Access Authority, Inc. ("Access") for $8 million in cash. Access is a provider of international long distance telecommunication services, including call reorigination, domestic toll-free access and various value-added features to small and medium sized businesses and individuals in over 38 countries throughout the world. Access markets its services through an independent and geographically dispersed sales force consisting of agents and wholesalers. Access operates a switching facility in Clearwater, Florida.

          The Company's growth strategy has increased revenues from $13.2 million to $20.8 million in the fiscal years ended March 31, 1996 and March 31, 1997, respectively; and from $20.8 million to $28.0 million in the fiscal years ended March 31, 1997 and March 31, 1998, respectively. For the six months ended September 30, 1996, 1997 and 1998, revenues have increased from $9.5 million in 1996 to $13.2 million in 1997 and $13.3 million in 1998. The Company's pretax profits have grown from $1.3 million in the fiscal year ended March 31, 1996 to $2.0 million in the fiscal year ended March 31, 1997, and decreased from $2.0 million in the fiscal year ended March 31, 1997 to $1.7 million in the fiscal year ended March 31, 1998. For the six months ended September 30, 1997 and 1998 pretax profits have decreased from approximately $791,000 in 1997 to $308,000 in 1998.

          The Company is a Florida corporation that was formed in March 1993. The Company's principal executive offices are located at 440 Sawgrass Corporate Parkway, Suite 112, Sunrise, Florida 33325, and its telephone number is (954) 846-7887.

                                  THE OFFERING

Common Stock offered by the
Registering Shareholders....................  200,000 shares

Common Stock to be outstanding
after the Offering(1).......................  6,500,000 shares

Nasdaq National Market Symbol...............  "UTCC"

Risk Factors................................. Prospective investors should carefully consider all of the
                                              information set forth in this
                                              Prospectus, and, particularly,
                                              should consider the factors set
                                              forth in "Risk Factors."


(1) Excludes approximately 737,500 shares of Common Stock subject to options granted to certain of the Company's directors, officers and employees at exercise prices ranging from 3.375 to $9.50 ( the "Public Offering Price"). See "Management-Stock Incentive Plan" and "Shares Eligible for Future Sale."

          CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

          THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS MAY DIFFER SIGNIFICANTLY FROM THE EVENTS OR RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH IN "RISK FACTORS" AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                             SUMMARY FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

          The following table sets forth certain summary financial information for the Company for (i) the fiscal years ended March 31, 1995, 1996, 1997, 1998, which have been derived from the Company's audited financial statements and notes thereto included elsewhere in this Prospectus, (ii) the fiscal year ended March 31, 1994, which have been derived from unaudited financial statements of the Company which are not included herein, (iii) the six months ended September 30, 1997 and 1998, which have been derived from unaudited financial statements of the Company which are included herein, and (iv) the unaudited pro forma information for the year ended March 31, 1998 and the six months ended September 30, 1998 give pro forma effect to the acquisition of Access. Such pro forma data are presented for illustrative purposes only and do not purport to represent what the Company's results actually would have been had the acquisition occurred at the dates indicated, nor does it purport to project the results of operations for any future period. The EBITDA information has not been audited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The following financial information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto appearing elsewhere herein.

                                                                                                         Six Months Ended
                                                             Year Ended March 31,                        September 30,
                                                            -----------------------                   -----------------
                                                                                          Proforma                       Proforma
                                             1994       1995       1996     1997    1998    1998        1997     1998       1998
                                             ----       ----       ----     ----    ----    ----        ----     ----      -----
                                                (in thousands, except for per share and other operating data)
Statement of Operations data:
Total revenues                              $848      $6,291     $13,228  $20,838  $28,098  $75,652   $13,214   $13,248     31,815
Gross profit                                 344       2,544       5,553    8,643    9,565   23,116     4,445     4,678      9,237
Operating income (loss)                     (814)        159       1,369    2,004    1,720    2,264       787        97       (659)
Net income (loss)                           (813)        382         790    1,253    1,074    1,867       493       153        (98)
Pro forma net income (loss) per share
  -basic and dilutive (1)
 (Historical for the period
   ended September 30, 1998)                (.18)        .08         .16      .25      .21      .38       .10       .03       (.02)
Pro forma weighted average shares
outstanding (1)                            4,615       4,869       5,000    5,000    5,000    5,000     5,000     6,110      6,110
EBITDA (2)                                  (771)        231       1,463    2,140    1,927    3,436       885       326        115


                                                                                                            As of
                                                        As of March 31,                                  September 30,
                                            ----------------------------------------------------    -----------------
Balance Sheet Data                         1994       1995        1996        1997        1998              1998
                                           ----       ----        ----        ----        -----             ----
Total current assets                       381        1,273      2,363       4,566        5,502           10,826
Working capital (deficiency)              (129)         150        811       1,646        1,092            3,121
Total assets                               683        1,720      2,797       5,243        7,733           23,018
Total current liabilities                  510        1,122      1,552       2,920        4,410            7,705
Long term debt, less current portion       729          730        580         425          297              312
Total shareholders' equity (deficit)      (563)        (162)       609       1,861        2,948           14,833


-----------

(1) Pro forma net income (loss) per common share-basic and dilutive is computed based on the pro forma weighted average number of common shares outstanding during each period and gives retroactive effect to the stock split and recapitalization. See Note 2 to Consolidated
         Financial Statements.

2) EBITDA represents net income (loss) plus net interest expense (income), income taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net income (loss), as a measure of performance, or cash flow as a measure of liquidity. It is included herein because it is a measure commonly used by securities analysts.

                                  RISK FACTORS

          AN INVESTMENT IN THE COMMON STOCK OF THE COMPANY INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. TECHNICAL TERMS AND ACRONYMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY OF TERMS." THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                  COMPANY RISKS

OPERATING RISKS

          Historically, the Company has derived a significant portion of its revenues by providing call reorigination services. The Company believes that as deregulation occurs and competition increases in certain international markets, the pricing advantage of call reorigination relative to conventional international long distance service will diminish and may disappear in certain markets. To maintain its existing customer base and attract new business in such markets, the Company anticipates that it will have to offer direct access services to certain destinations at prices significantly below the current prices charged for call reorigination. The Company will seek to satisfy this requirement in selected target markets by migrating its existing call reorigination customers and attracting new business through deployment of direct access and other call-through access methods, including IP telephony. There can be no assurance that the Company will succeed in such efforts. Failure to accomplish this objective could have a material adverse effect on the Company's business, financial condition and results of operations.

          In many of the Company's existing and target markets, the Company offers or intends to offer new services or services that have previously been provided only by the local ITOs. Accordingly, there can be no assurance that such operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry. The Company's overall gross margins may fluctuate in the future based on its mix of wholesale (selling minutes to other carriers) and retail (selling directly to end-user customers) international long distance services and the percentage of calls using direct access compared to call reorigination, in addition to the reaction to any significant international long distance rate reductions imposed by ITOs to counter external competitive threats.

          As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or enter into acquisitions, investments and strategic alliances that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its industry has reached a stage of development insofar as the gross profit margins associated with its early stages have yielded to a more moderated profit margin structure on an industry-wide basis. Furthermore, the Company's strategic decisions to reduce its pricing structure in particular markets to gain additional market share and achieve operating efficiencies may materially adversely affect the profitability of the Company's operations in such markets. As a result of the foregoing factors, the Company may in the future experience materially adverse circumstances that could reduce the price of the Company's Common Stock. See "-Risks Associated with Expansion by Acquisitions, Strategic Alliances and Similar Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF INTERNATIONAL TELECOMMUNICATIONS BUSINESS

          The Company's international telecommunications business is subject to certain risks, such as changes in foreign governmental regulations and telecommunications standards, licensing requirements, tariffs, taxes, customs, duties and other trade barriers, as well as political and economic instability. In addition, the Company's revenues and cost of long distance services are sensitive to changes in international settlement rates, changes in the ratios between outgoing and incoming traffic, and the Company's ability to obtain international transmission facilities. International rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing carriers, entry of new carriers into niche markets and the consummation of joint ventures among large international carriers that facilitate targeted pricing and cost reductions. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of government-owned telecommunications carriers. There can be no assurance that the Company will be able to increase its traffic volume or reduce its operating costs sufficiently to offset any resulting rate decreases.

RISKS RELATING TO EMERGING MARKETS

          For the fiscal year ended March 31, 1998 and the six months ended September 30, 1998, the Company derived approximately 79% of its revenues from operations in emerging markets, where the Company's businesses are subject to numerous risks and uncertainties, including political, economic and legal risks, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the Company's business, financial condition and results of operations.

          The political systems of many of the emerging market countries in which the Company operates or plans to operate are slowly emerging from a legacy of totalitarian rule. Political conflict and, in some cases, civil unrest and ethnic strife may continue in some of these countries for a period of time. Many of the economies of these countries are weak, volatile and reliant on substantial foreign assistance. Expropriation of private businesses in such jurisdictions remains a possibility, whether by an outright taking or by confiscatory tax or other policies. There can be no assurance that the Company's operations will not be materially and adversely affected by such factors.

          Legal systems in emerging market countries frequently have little or no experience with commercial transactions between private parties. The extent to which contractual and other obligations will be honored and enforced in emerging market countries is largely unknown. Accordingly, there can be no assurance that difficulties in protecting and enforcing rights in emerging market countries will not have a material adverse effect upon the Company and its operations. Additionally, the Company's businesses operate in uncertain regulatory environments. The laws and regulations applicable to the Company's activities in emerging market countries are in general new and subject to arbitrary change and, in some cases, incomplete. There can be no assurance that local laws and regulations will become stable in the future, or that changes thereto will not materially adversely affect the Company's business, financial condition or results of operations.

DEPENDENCE ON INDEPENDENT EXCLUSIVE AGENTS

          The Company provides its services through a network of independent and exclusive agents. Its international market penetration primarily reflects the marketing, sales and customer service activities of these agents, who market the Company's services on a commission basis. As of September 30, 1998, the Company had 14 agents, excluding the agent relationships acquired as the result of the purchase of Access, operating in approximately 28 countries. The use of these agents exposes the Company to significant risks, including dependence on the continued viability and financial stability of its agents. In the fiscal year ended March 31, 1998 and 1997, the four major agents generated approximately 58% and 57% of the Company's revenues, respectively. For the six months ended September 30, 1998, these agents in the aggregate accounted for approximately 64% of the Company's revenues. In particular, the Company's single South African agent accounted for approximately 28% of revenues during the fiscal year ended March 31, 1998 and 32% for the six months ended September 30, 1998. Although the Company has not historically experienced significant attrition in agencies, there can be no assurance that it will not suffer the loss of one or more significant agents in the future. If one or more of these agents were to suffer financial problems, terminate its relationship with the Company, or were unable to satisfy customers, this could create a material adverse effect on the Company's business, financial condition or results of operations, including, but not limited to lost revenues, bad debt expense, lost customers, potential liability under contracts the agents commit the Company to perform, and damage to the Company's business reputation.

          The Company's continuing success depends in substantial part on its ability to recruit, maintain and motivate its agents. The Company is subject to competition in the recruiting of agents from other organizations that use agents to market their products and services, including those that market telecommunications services. Because the Company enters into exclusive relationships with its agents, the success of the Company's business within the exclusive territory largely depends on the effectiveness of the local agent in conducting its business. If an agent were to become ineffective in conducting its business, the Company might seek to terminate its relationship with the agent, and under certain local laws the Company's exclusive arrangements with such agent might be difficult or expensive to terminate. The Company has entered into non-compete agreements with its agents prohibiting their competition with the Company during their engagement and for a period of time after its termination, however, there can be no assurance that any such non-compete agreement would be enforceable as a practical matter or under the applicable laws of the jurisdiction in which an agent operates. See "Use of Proceeds" and "Business-Purchase of Equity Interest in South African Agent." However, such measures entail other risks. See "-Credit Risks," "-Risks Associated with Expansion by Acquisitions, Strategic Alliances and Similar Transactions" and "-Foreign Exchange Rate Risks."

COMPETITION

          The international telecommunications industry is highly competitive and subject to the introduction of new services facilitated by advances in technology. International telecommunications providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. The Company competes with a variety of international long distance telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates, various independent providers similar to the Company in size and resources, and, to a lesser extent, major international carriers and their global alliances. Other potential competitors include cable television companies, wireless telephone companies, Internet access providers and large-end users which have dedicated circuits or private networks. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors were to devote significant additional resources to the provision of international long distance telecommunications services to the Company's target customer base of small and medium-sized businesses in the Company's targeted geographic markets, then the Company's business, financial condition and results of operations could be materially adversely affected. The Company's principal method of competition is to provide competitive service to its customers at a reasonable price. The Company believes it is able to provide competitive service to its customers primarily by providing value-added services, such as detailed billing, and by utilizing a network of agents who maintain close relationships with vendors of telephone hardware and who are knowledgeable about the telecommunications business in their geographic markets, making them better able to respond to customer needs. The Company maintains competitive pricing by keeping its own costs down, principally by using its proprietary software to handle back office billing and record keeping. There can be no assurance that the Company will be able to compete successfully against new or existing competitors. See "-Risks of International Telecommunications Business."

LESSENING OF BARRIERS TO ENTRY IN MARKETS WHERE THE COMPANY OPERATES

          The call reorigination business has a small capital requirement and regulatory limitations often form the most significant barrier to entry. The Company anticipates that as the markets in which it operates or will operate continue to deregulate, the Company will increase its investments in telecommunications infrastructure and the Company or its relevant agent will increase marketing expenditures to address increased competition resulting from decreased regulatory difficulties of entry into those markets, particularly since the cost of providing telecommunications services is relatively low and not a significant barrier to entry into the markets where Ursus provides services. As a result, the Company may experience increased operating costs in those markets. Additional competitors with greater resources than the Company could enter these markets and acquire customers of the Company or force the Company to reduce its prices to maintain its customer base which could materially adversely affect the Company's business, financial condition and results of operations.

RAPID CHANGES IN TECHNOLOGY AND CUSTOMER REQUIREMENTS

          Rapid and significant technological advancements and introductions of new products and services utilizing new technologies characterize the telecommunications industry. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement new technologies at substantial cost. In addition, competitors may implement new technologies before the Company is able to implement such technologies, allowing those competitors to provide enhanced services and quality, or services at more competitive costs, compared with that which the Company is able to provide. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company, or which it may implement in the future, may not be preferred by its customers or may become obsolete. If the Company is unable to respond to competitive pressures, implement new technologies on a timely basis, or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced services offered by the Company do not achieve a significant degree of market acceptance, then the Company's business, financial condition and results of operations could be materially adversely affected. See "-Risks of International Telecommunications Business" and "-Competition."

RISK OF NETWORK FAILURE

          The success of the Company largely depends upon its ability to deliver high quality, uninterrupted telecommunication services, and on its ability to protect its software and hardware against damage from fire, earthquake, power loss, telecommunications failure, natural disaster such as hurricanes and similar events. Any systems or hardware failure that causes interruptions in the Company's operations could have a material adverse effect on the Company. Because the Company at the present time operates only one switch, located in Florida, physical damage to this facility (including damage by hurricane) could not be remedied by using redundant facilities of the Company located elsewhere, and could have a material adverse effect on the Company. As the Company expands and call traffic grows, there will be increased stress on hardware, circuit capacity and traffic management systems. There can be no assurance that the Company will not experience system failures. The Company's operations also depend on its ability to successfully expand and integrate new and emerging technologies and equipment, which could increase the risk of system failure and result in further strains. The Company attempts to mitigate customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers and to minimize its own risk of loss in the event of Network failure by maintaining insurance in commercially reasonable amounts. However, significant or prolonged system failures, or difficulties for customers in accessing and maintaining connection would result in an uninsurable risk, including damage to the Company's reputation, attrition and financial loss. Any damage to the Company's operations center would have a negative impact on the Company and its ability to maintain its operations and generate accurate call detail reports.

CREDIT RISKS

          Many of the foreign countries in which the Company operates do not have established credit bureaus, thereby making it more difficult to ascertain the creditworthiness of potential customers. Under the Company's exclusive agency arrangements, the agent, and not the Company is responsible for analyzing the creditworthiness of the customer and assumes this credit risk. The Company believes that using this local platform for its business minimizes its credit risk, and the Company's bad debt expenses have historically been minimal. However, the Company has in certain circumstances supported its agency relationships by bearing some credit losses. Also, there is a credit risk inherent in the use of independent agents by the Company; because the agent, and not the ultimate user of the Company's services, is responsible for the payment. There can be no assurance that, with regard to any particular time period or periods, particular geographic location or locations or any particular agent or agents, the Company's bad debt expense will not rise significantly above historic or anticipated levels. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business in the telecommunications industry. As the Company implements its plans to expand its customer base and wholesale business and move into new territories, whether directly, through arrangements with agents, equity investments in agents, acquisitions or otherwise, the credit risk to which the Company is exposed will increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTING EXPANSION STRATEGY

          The Company has experienced significant growth in recent periods. The Company's ability to manage and respond to growth will be critical to its success. The Company anticipates that future growth will depend on a number of factors, including the effective and timely development of customer relationships, the ability to enter new markets and expand in existing markets, and the recruitment, motivation and retention of qualified agents. Sustaining growth will require the continuing enhancement of the Company's operational systems and additional management, operational and financial resources. If the Company is successful in its growth strategy, there will be additional demands on its customer support, marketing, distribution and other resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its rate of growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

          The Company's strategy is to continue its growth by expanding its service offerings and principal geographic markets in Africa, the Middle East, Latin America and targeted areas of Europe and Russia, especially in deregulating markets. To accommodate its growth strategy, the Company will be required to invest additional capital and resources to enhance its information systems by replacing or upgrading certain existing systems and integrating new systems. There can be no assurance that the Company can add services or expand its geographic markets or that existing regulatory barriers to its current or future operations will be reduced or eliminated. Even if the Company succeeds in adding services or expanding into new markets, there can be no assurance that its administrative, operational, infrastructure and financial resources and systems will remain adequate. See "-Dependence on Effective Information Systems."

          As the Company grows, it may have difficulty accurately forecasting its telecommunications traffic. Inaccuracies in such forecasts could result in the Company making investments in insufficient or excessive transmission facilities and incurring disproportionate fixed expenses, as well as cause it to route excessive overflow traffic to other carriers. The Company would not be able to assure that the quality of services routed to other carriers would be commensurate with the transmission quality provided by the Company. Interruptions of or a decline in the quality of the Company's services resulting from expansion difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH EXPANSION BY ACQUISITIONS, STRATEGIC ALLIANCES AND SIMILAR TRANSACTIONS

          As part of its growth strategy, the Company intends to reduce its exposure to risks associated with the use of exclusive independent agents in existing and new markets, by acquiring some or all of the equity interest in, entering into joint venture arrangements with, or forming strategic alliances with, agents and other strategic partners whose businesses complement that of the Company. If the Company's investments in or alliances with third parties do not result in a controlling interest or are nonexclusive arrangements, the Company may be subject to additional business and operating risks outside of its management's control. The Company has not entered into any such arrangements, except with Central Call and Mondial Telecom, with which the Company has entered into a memorandum of understanding with respect to the acquisition of customer lists, and with its Uruguayan Agent with respect to the purchase of all of its assets. See "Business-Formation of French Subsidiary", Business-Purchase of Uruguayan Corporation" and "Business Acquisition of Access Authority Inc." Any future acquisition, investment, strategic alliance or related effort will be accompanied by the risks commonly encountered in such transactions or efforts. Such risks include, among others, the difficulty of identifying appropriate acquisition candidates or partners, the difficulty of assimilating the operations of the respective entities, the potential disruption of the Company's ongoing business, possible costs associated with the development and integration of such operations, the potential inability of management to maximize the Company's financial and strategic position by successfully incorporating licensed or acquired technology into the Company's service offerings, the failure to maintain uniform standards, controls, procedures and policies, the impairment of relationships with employees, customers and agents as a result of changes in management, and higher customer attrition with respect to customers obtained through acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts.

          Acquisitions also involve other risks, including changes in pricing due to competition, difficulties in integrating the acquired operations, diversion of management resources, obtaining any required regulatory approvals, increased foreign exchange risk and the risks associated with entering new markets. There can be no assurance that acquisitions, strategic alliances or any other similar events will result in increased sales or an expanded customer base, give the Company the presence in new territories that it seeks, or enable the Company to effectively penetrate its target markets.

          Acquisitions by the Company could entail potentially dilutive issuances of equity securities of the Company, as well as significant transaction expenses and interest expense, which could have a material adverse effect on the Company's operating results.

GOVERNMENT REGULATION

          The Company is required to file periodic reports with the United States Department of Commerce, due to the ownership interest of Fincogest, S.A., a Swiss corporation, in the Company. See "Principal and Registering Shareholders." The Company has failed to comply with this reporting requirement and is in the process of preparing these reports for filing with the Department of Commerce.

          The international telecommunications industry is subject to international treaties and agreements, and to laws and regulations that vary from country to country. Enforcement and interpretation of these laws and regulations can be unpredictable and are often subject to informal views of government officials and ministries that regulate telecommunications in each country. In some cases, such government officials and ministries are subject to influence by ITOs.

          In some countries where the Company operates or plans to operate, local laws or regulations limit or require prior government approval for the provision of international telecommunications service in competition with state-authorized carriers. For example, the Company's provision of services over facilities in its Network or by purchasing minutes from other carriers for resale to its customers, or its ownership of facilities may be affected by increased regulatory requirements in a foreign jurisdiction. Moreover, the Company's use of transit agreements or arrangements, if any, may be affected by laws or regulations in either the transited or terminating foreign jurisdiction. There can be no assurance that future regulatory, judicial, legislative or political changes will permit the Company to offer to residents of such countries all or any of its services or will not have a material adverse effect on the Company, that regulators or third parties will not raise material issues regarding the Company's compliance with applicable laws or regulations, or that regulatory decisions will not have a material adverse effect on the Company. If the Company is unable to provide the services which it presently provides or intends to provide, or to use its existing or contemplated transmission methods due to its inability to obtain or retain the requisite governmental approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

          The Company has pursued, and expects to continue to pursue, a strategy of providing its services to the maximum extent it believes to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals required under such laws or regulations to which the Company believes that it is subject, or the Company otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it would seek to modify its operations or discontinue operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations even though such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it.

          CALL REORIGINATION The services provided by the Company consist primarily of call reorigination services. In some countries, use of call reorigination is restricted or prohibited. If it is demonstrated that the law of a foreign jurisdiction expressly prohibits call reorigination using uncompleted call signaling, and that the foreign government attempted but failed to enforce its laws against U.S. service providers, the Federal Communications Commission ("FCC") may require U.S. carriers to cease providing call reorigination services using uncompleted call signaling. To date, the FCC has ordered carriers to cease providing call reorigination using uncompleted call signaling to customers in the Philippines, and it is expected that the FCC will take this action with respect to carriers providing call reorigination using uncompleted call signaling to customers in Saudi Arabia. Prior to taking such action, the FCC permits countries to submit information to the FCC regarding the legal status of call reorigination services in their respective countries. According to FCC records, 30 countries thus far have submitted such information to the FCC, including the Bahamas, Egypt, Lebanon and South Africa. See "Business-Government Regulation." Submission of this information does not imply that the FCC believes that the country's laws expressly prohibit call reorigination using uncompleted call signaling. Revenues attributable to call reorigination represented approximately 76% of the Company's revenues during the fiscal year ended March 31, 1998 and 82% for the six months ended September 30, 1998. A substantial number of countries have prohibited certain forms of call reorigination as a mechanism to access telecommunications services. Such actions have caused the Company to cease providing call reorigination services in the Bahamas and may require it to do so in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the FCC and/or the ITU that the laws of 79 countries prohibit call reorigination. There can be no assurance that certain of the Company's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods may become affected, which could result in a material adverse effect on the Company's business, financial condition and results of operations. To the extent that a country that has expressly prohibited call reorigination using uncompleted call signaling is unable to enforce its laws against call reorigination using uncompleted call signaling, it can request that the FCC enforce such laws in the United States, by requiring the Company to cease providing call reorigination services to such country or, in extreme circumstances, by revoking the Company's authorizations. To date, except as indicated herein, the Company has not been notified by any regulator or government agency that its provision of services is not in compliance with applicable regulations.

          In South Africa, the Company's agent's future provision of certain services will be, and its current provision of call reorigination services may be, subject to the Telecommunications Act of 1996 (the "SA Telecommunications Act") and the Post Office Act of 1958. The SA Telecommunications Act permits a party to provide a range of services other than public switched services under, and in accordance with, a telecommunications license issued to that party in accordance with the SA Telecommunications Act. Although the Company believes that South African law does not prohibit its agent from providing call reorigination services to customers in South Africa without a license, the telecommunications regulator in South Africa ("SATRA") has ruled that the provision of call reorigination services to customers in South Africa without a license violates the SA Telecommunications Act. Several entities, including the Company's agent, filed a lawsuit to stay and reverse SATRA's ruling on the basis that SATRA lacks the authority to issue such a ruling and that the SA Telecommunications Act does not prohibit the provision of call reorigination services. SATRA has agreed not to prosecute any person in the call reorigination industry unless the South African courts rule that it may. It is anticipated that final adjudication of this lawsuit could take up to four years to occur. If the Company's agent is determined to be providing a telecommunications service without a required license, it could be subject to fines, to the termination of its call reorigination service to customers in South Africa and, potentially, to the denial of license applications to provide liberalized services. There can be no guarantee that the courts in South Africa will not rule that call reorigination is illegal, that they will not do so soon, or that the South African legislature will not promulgate an explicit prohibition on call reorigination. For the fiscal year ended March 31, 1998, South Africa comprised the Company's most significant single market and accounted for approximately 29% of the Company's total revenues. Any such adverse legal action could therefore have a material adverse effect on the Company's business, financial condition and results of operation. The Company's South African agent was issued an interim "Value Added Network Service License" by SATRA in early April 1998. This license allows the Company in conjunction with its Agent to operate a data network system through which all data and facsimile transmissions can be routed. The Company's South African agent estimates that approximately 50% of current telecom revenues are generated by data and facsimile traffic and plans to migrate this revenue segment over packet switched networks within the next six to twelve months so that carriage of this traffic will not involve call reorigination.

          The Company's interstate and international facilities-based and resale services are subject to regulation by the FCC, and regulations promulgated by the FCC are subject to change in the future. See "Business-Government Regulation-United States."

          THE FCC'S POLICIES ON TRANSIT AND REFILE. The FCC is currently considering a 1995 request (the "1995 Request") to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "Transiting"). Under certain arrangements referred to as "Refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. While the Company's revenues attributable to Refiling arrangements are minimal, Refiling may constitute a larger portion of the Company's operations in the future. The FCC to date has made no pronouncement as to whether Refiling arrangements are inconsistent with U.S. or International Telecommunications Union ("ITU") regulations. It is possible that the FCC will determine that Refiling violates U.S. and/or international law, which could have a material adverse effect on the Company's future business, financial condition and results of operations.

          THE FCC'S INTERNATIONAL SETTLEMENTS POLICY. The Company is also required to conduct its facilities-based international business in compliance with the FCC's international settlements policy (the "ISP"). The ISP establishes the permissible arrangements for facilities-based carriers that are based in the U.S. and their foreign counterparts to compensate each other for terminating each other's traffic over their respective networks. Several of the Company's arrangements with foreign carriers are subject to the ISP and it is possible that the FCC could take the view that one or more of these arrangements do not comply with the existing ISP rules. The FCC recently enacted certain changes in its rules designed to permit alternative arrangements outside of its ISP as a means of encouraging competition and achieving lower, cost-based accounting and collection rates as more facilities-based competition is permitted in foreign markets. If the Company enters into a traffic agreement with a foreign carrier for the provision of telecommunications services that does not comply with the ISP, it may be required to obtain FCC approval under this alternative arrangements mechanism. If the FCC, on its own initiative or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or, in extreme circumstances, revoke or suspend its FCC authorizations. See "-Recent and Potential FCC Actions." Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

          THE FCC'S TARIFF REQUIREMENTS FOR INTERNATIONAL LONG DISTANCE SERVICES. The Company is also required to file with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, or fails to file with the FCC carrier-to-carrier agreements, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such actions could have a material adverse effect on the Company's business, financial condition and results of operations.

          RECENT AND POTENTIAL FCC ACTIONS. Regulatory action that has been and may be taken in the future by the FCC may enhance the intense competition faced by the Company. In addition to its new policy on alternative arrangements, the FCC has also established lower ceilings ("benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. Moreover, the FCC recently changed its rules to implement the WTO Agreement, in part by allowing U.S. carriers to accept certain exclusive arrangements with certain foreign carriers. See "The International Telecommunications Industry." While these rule changes may provide the Company with more flexibility to respond more rapidly to changes in the global telecommunications market, they will also provide similar flexibility to the Company's competitors. The implementation of these changes could have a material adverse effect on the Company's business, financial condition and results of operations.

          U.S. DOMESTIC LONG DISTANCE SERVICES. The Company currently carries a DE MINIMIS amount of U.S. domestic long distance traffic, if any, for its foreign-billed customers. Such traffic generally would be limited to incidental interstate or intrastate calls made by payphone users in the United States that are billed in foreign countries but that brought their calling cards to the United States while traveling. The Company's ability to provide domestic long distance service in the United States is subject to regulation by the FCC and relevant state Public Service Commissions ("PSCs") which regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic U.S. services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over prices charged for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. Any failure to maintain proper federal and state tariffing or certification or file required reports, or any difficulties or delays in obtaining required authorizations, could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier. If these requirements are not met, the Company may be subject to fines and penalties.

          To originate and terminate calls in connection with providing their services, long distance carriers such as the Company may have to purchase access services from local exchange carriers ("LECs") or competitive local exchange carriers ("CLECs"). Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. While the resolution of these issues is uncertain, if these proposed rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, the FCC has adopted certain measures to implement the 1996 Telecommunications Act that will impose new regulatory requirements, including the requirement that the Company contribute some portion of its telecommunications revenues to a universal service fund designated to fund affordable telephone service for consumers, schools, libraries and rural healthcare providers. These contributions will become payable beginning in 1998 for all interexchange carriers but not for providers of solely international services. The Company believes that it is not subject to universal service contribution requirements, but there can be no guarantee that the FCC will not find that the Company is subject to such requirements.

          The FCC issued an order on October 9, 1997, concluding that interexchange carriers must compensate payphone owners at a rate of $.284 per call for all calls using their payphones. This compensation method will be effective from October 7, 1997 through October 7, 1999. After this time period, interexchange carriers will be required to compensate payphone owners at a market-based rate minus $0.066 per call. A number of carriers have appealed this FCC order to the U.S. Court of Appeals for the D.C. Circuit or have sought FCC reconsideration of this order. Although the Company cannot predict the outcome of the FCC's proceedings on the Company's business, it is possible that such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

          The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control (without public notice), and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company or the Company's acquisition of another company. The FCC also imposes certain restrictions on U.S.-licensed telecommunications companies that are affiliated with foreign telecommunications carriers, especially if the foreign telecommunications carrier obtains a 25% or greater interest in a company. If the Company becomes controlled by or under common control with a foreign telecommunications carrier, or if the Company obtains a greater than 25% interest in or control over a foreign telecommunications carrier, the FCC could restrict the Company's ability to provide service on certain international routes.

          BAHAMAS. The Company has entered into an operating agreement with the Bahamas Telephone Company ("Batelco") to provide, among other things, international telecommunications services to customers in the Bahamas. Recently, Batelco has taken several actions designed to block the Company's ability to offer services to customers in the Bahamas. The Company believes these actions violate the terms of its operating agreement with Batelco. The Company also believes that Batelco's actions are inconsistent with U.S. policy and is working with the U.S. government, including the U.S. Embassy in the Bahamas and the FCC to restore the Company's circuits to full capacity. If Batelco is permitted to block permanently or over a protracted period of time the Company's provision of service to customers in the Bahamas, such action could have a material adverse impact on the Company's business, financial condition and results of operation. For the fiscal year ended March 31, 1998, the Company derived approximately 4.9% of its revenues from services it provided in the Bahamas, as compared to 5.6% for the fiscal year ended March 31, 1997.

DEPENDENCE ON ARRANGEMENTS WITH CARRIERS

          The Company obtains most of its transmission capacity under volume-based resale arrangements with facilities-based and other carriers, including ITOs, however, the majority of these services are provided by only two carriers. Under these arrangements, the Company is subject to the risk of unanticipated price fluctuations and service restrictions or cancellations. The Company generally has not experienced sudden or unanticipated price fluctuations, service restrictions or cancellations imposed by such facilities-based carriers, except in the Bahamas. See "Government Regulation-Bahamas" above. Although the Company believes that its arrangements and relationships with such carriers generally are satisfactory, the deterioration or termination of the Company's arrangements and relationships, or the Company's inability to enter into new arrangements and relationships with one or more of such carriers, could have a material adverse effect upon the Company's cost structure, service quality, network coverage, results of operations and financial condition.

          The Company's growth strategy in new markets is to some extent based on its ability to enter into operating agreements with domestic and foreign carriers. In accordance with industry practices, operating agreements entered into by the Company will be terminable upon short notice. While the Company successfully negotiates and maintains operating agreements, none of which has been terminated to date, the trend toward deregulation of telephone communications in many countries and a significant reduction in outgoing traffic carried by the Company, among other things, could cause foreign partners to decide to terminate their operating agreements, or could cause such operating agreements to have substantially less value to the Company. Termination of these operating agreements could have a material adverse effect on the Company's business, results of operations and financial condition.

EXPOSURE TO FRAUD

          The telecommunications industry has historically been exposed to fraud losses. The Company has implemented anti-fraud measures, such as employment agreements with its employees, limiting and monitoring access to its information systems and monitoring use of its services in order to minimize losses relating to fraudulent practices. However, there can be no assurance that the Company will effectively control fraud when operating in the international telecommunications arena. Fraud has historically been a more significant problem for large providers of telecommunications services than it has for the Company, whose few employees and switching facilities are relatively easier to monitor than those of the large providers. As the Company continues to grow and hire new employees and implement its plans to increase the number of switching facilities that it owns, its exposure to fraud losses will increase. The Company's failure to control fraud effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

          While the Company believes its information systems are sufficient for its current operations, such systems will require enhancements, replacements and additional investments to continue their effectiveness in the future, particularly to enable the Company to manage an expanded Network. There can be no assurance that the Company will not encounter difficulties in enhancing its systems or integrating new technology into its systems. The inability of the Company to implement any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Management Information Systems."

RISKS ASSOCIATED WITH THE YEAR 2000

          The Impact of the year 2000, which has been widely reported in the media, could cause malfunctions in certain software and databases that use date sensitive processing relating to the Year 2000 and beyond. The Company has completed an evaluation of all its systems and found that most of the Company's computer systems, software and databases are proprietary to the Company and are year 2000 compliant. The Company also has begun to evaluate third party business entities with which the Company is engaged in business or for which the Company provides services, to determine if their will be any unexpected interruptions. The Company will request representations from these third parties as to whether or not they anticipate any difficulties in addressing year 2000 problems and, if so, whether or not the Company would be adversely affected by any of such problems. Management expects to have this process completed by September 1999.

          The Company has obtained representations from the manufacturer of the telephony switches that they are year 2000 compliant. As these switches are critical to the Company they have been tested internally and found to be compliant. The Company's billing system will be upgraded to a year 2000 compliant version by June 1999 at no cost to the Company. The Company has received assurances from other software and equipment manufacture's that their hardware and software are year 2000 compliant.

          Management has determined that costs to correct any problems encountered with the Year 2000 to be immaterial. However, until such time as the third parties, with which the Company conducts business respond to the Company, the full impact of the year 2000 is not known. As a result the impact on the Company's business, results of operations and financial condition cannot be assessed with certainty.

DEPENDENCE ON KEY PERSONNEL

          The Company is dependent on the efforts of its senior officers and on its ability to hire and retain qualified management personnel. The loss of the services of any of these individuals could materially and adversely affect the business of the Company and its future prospects. The Company has entered into employment agreements with certain of its senior officers. The Company has obtained key person life insurance, of which the Company is the beneficiary, on the lives of each of Messrs. Giussani and Chaskin in the amount of $2 million. The Company's future success will also depend on its ability to attract and retain additional management, technical, marketing, sales, financial and other personnel required in connection with the growth and development of its business. See "Management."

LEGAL PROCEEDINGS INVOLVING THE COMPANY'S CHIEF EXECUTIVE OFFICER

          Mr. Luca Giussani, the Company's president and chief executive officer, was the subject of a criminal proceeding in Italy under Italian law, which was part of a series of indictments issued against numerous people. Specifically, about May 1996 Mr. Giussani was charged with transmitting an invoice in 1991 to a corporation pursuant to an existing consulting contract for consulting services which it is alleged he did not perform. It was alleged that the invoice was used to disguise a political contribution made by that corporation which was unlawful under Italian law. Mr. Giussani was not charged with making an unlawful political contribution; but rather it is alleged that through the use of this invoice, Mr. Giussani facilitated the corporation's falsification of corporate records to disguise the contribution. Mr. Giussani consistently denied any improper conduct in connection with this matter and believed that he would ultimately be vindicated. In October 1997, the trial judge dismissed the claim against Mr. Giussani for lack of evidence. There is currently no criminal proceeding pending against Mr. Giussani; although he has been advised that the investigating magistrates are currently contemplating refiling charges against him and the other former defendants in this case in order to prevent the running of the applicable statute of limitations. There can be no assurance that Mr. Giussani will prevail on the merits with respect to any charges brought against him. See "Management-Certain Legal Proceedings."

FOREIGN CORRUPT PRACTICES ACT

          As a result of the Public Offering, the Company has become subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners or other intermediaries. Violations of the FCPA may also call into question the credibility and integrity of the Company's financial reporting systems. The Company's focus on certain emerging markets may tend to increase this risk. Such liability under the FCPA could have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN EXCHANGE RATE RISKS

          The Company currently bills primarily in United States Dollars and generally is paid by customers outside of the United States either in United States Dollars or in local currency at predetermined exchange rates. Substantially all of the costs to develop and improve the Company's switching facilities and the Network have been, and will continue to be, denominated in United States Dollars. If the United States Dollar appreciates relative to the local currency, then the Company may suffer a competitive disadvantage because its services will grow more expensive than those of its competitors, such as the ITOs, that deal only in the local currency. Any depreciation of the value of the United States Dollar relative to the local currency may adversely affect the Company by effectively increasing the cost of the Company's capital expenditures made in such local currency. As the Company's business develops and expands, the Company anticipates that in many countries it may bill and receive payment in local currency at prevailing exchange rates. The Company's focus on emerging markets may tend to increase the risks that currency fluctuations pose. Although the Company has minimal operations in the Asian countries affected by recent substantial currency fluctuations, there can be no assurance that currency speculation and fluctuation will not affect the Company in Latin America, South Africa, the Middle East or its other emerging markets. The Company monitors exposure to currency fluctuations, and may, as appropriate, use certain financial hedging instruments in the future. However, there can be no assurance that the use of financial hedging instruments will successfully offset exchange rate risks, or that such currency fluctuations will not have a material adverse effect on the Company's business, results of operations and financial condition. See "-Risks of International Telecommunications Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CAPITAL EXPENDITURES

          The Company believes that the proceeds of the Public Offering, combined with other existing and anticipated sources of liquidity, will be sufficient to fund its capital requirements for approximately 12 months. Certain events could occur that would require the Company to obtain additional financing. Such events could include faster than expected growth or lower than anticipated funds generated from operations. In such case, the Company could require additional capital to continue to expand and upgrade the Network, fund the acquisition of businesses or investments in joint ventures and strategic alliances, or to otherwise implement its growth strategy. The Company may in the near future seek additional equity or debt financing, which could include a high-yield debt offering, to provide flexibility for potential acquisitions and network expansion. The exact amount of the Company's future capital requirements will depend upon many factors, including the cost, timing and extent of upgrades to and expansion of the Network and existing and new services, the Company's ability to penetrate new markets, regulatory changes, the status of competing services, the magnitude of potential acquisitions, investments and strategic alliances and the Company's results of operations. Individually or collectively, variances in these and other factors could materially change the Company's actual capital requirements. If additional capital is required, there can be no assurance that the Company will be able to raise such capital, or, if raised, that the terms of such financing will be favorable to the Company or will not be dilutive to the investments of purchasers of Common Stock in the Public Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

          The Company's quarterly operating results have fluctuated and may continue to fluctuate due to various factors, including the timing of investments, general economic conditions, specific economic conditions in the telecommunications industry, the effects of governmental regulation and regulatory changes, user demands, capital expenditures, costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold and the mix of channels through which those services are sold, changes in prices charged by the Company's competitors, and other factors outside of the Company's control. Any combination of such factors, or any one of such factors, may in the future cause fluctuations in quarterly operating results. Variations in the Company's operating results could materially affect the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


PROTECTION OF INTELLECTUAL PROPERTY

          The Company relies on unpatented proprietary know-how and continuing technological advancements to maintain its competitive position. Although the Company has entered into confidentiality and invention agreements with certain of its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to effectively protect its rights to its unpatented trade secrets and know-how. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. See "Business--The Network" and "Business--Management Information Systems."

          The Company has not registered or trademarked "Ursus" and the Company's logo in any jurisdiction. The Company is filing registrations of its name and logo in the United States, but there can be no assurance that it will obtain adequate trademark, service mark or similar protection of its name and logo.

CONTROL BY CONTROLLING SHAREHOLDERS

          A group of shareholders (the "Controlling Shareholders") beneficially own an aggregate of 76.9% of the outstanding shares of the Company's Common Stock and 100% of the Company's Series A Preferred Stock. The Series A Preferred Stock has the exclusive rights to elect two (2) of the five (5) members of the Company's Board of Directors, and one member less than a numerical majority of any expanded Board. Moreover, the Common Stock votes cumulatively for the election of Directors, which means that the Controlling Shareholders have the power to elect at least one member of the Board of Directors so long as they control at least 33.3% of the outstanding Common Stock (or an even smaller percentage if the size of the Board is expanded). Accordingly, the Controlling Shareholders have the ability to elect a majority of the members of the Board of Directors and to approve certain fundamental corporate transactions, including mergers, consolidations and sales of assets. As long as the Controlling Shareholders are the controlling shareholders of the Company, third parties will not be able to gain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by the Controlling Shareholders. While each of the Controlling Shareholders has advised the Company that their current intention is to continue to hold all of the shares of Series A Preferred Stock and substantially all of the Common Stock beneficially owned by them, there can be no assurance that any of the Controlling Shareholders will not decide to sell all or a portion of their holdings at some future date or that in any transfer by any of the Controlling Shareholders of a controlling interest in the Company that any other holders of Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of Common Stock. See "Offering Risks-Effects of Certain Anti-Takeover Provisions," "Principal and Registering Shareholders" and "Description of Capital Stock-Certain Provisions of the Company's Amended and Restated Articles of Incorporation, Bylaws and Certain Statutory Provisions."

                                 OFFERING RISKS

POSSIBLE VOLATILITY OF STOCK PRICE

          The market price of the Common Stock may experience fluctuations unrelated to the Company's operating performance. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the telecommunications industry such as, among other things, announcements concerning the Company or its competitors, technological innovations, government regulations, and litigation concerning proprietary rights or other matters.

SHARES ELIGIBLE FOR FUTURE SALE

          The 1,500,000 shares of Common Stock that were sold in the Public Offering are freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), without restriction under the Securities Act. Generally, Rule 144 permits unaffiliated stockholders to resell, after satisfying a one year holding period, into the public market within any three month period, a number of shares which does not exceed the greater of 1% of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the sale, and allows affiliates to resell such securities after satisfying a two-year holding period and subject to the foregoing volume limitations. The Controlling Shareholders beneficially own or otherwise control an aggregate of 5,000,000 shares of the Common Stock and 1,000 shares of Series A Preferred Stock. Each of the Controlling Shareholders has agreed not to sell any shares they beneficially own, and not to permit any sales of any shares they otherwise control, for the 12 months period following the Public Offering, without the prior written consent of Joseph Charles & Associates, Inc. (the "Representative"). However, upon expiration of these agreements, the Controlling Shareholders will be free to sell any Common Stock held by them, subject to the rules and regulations promulgated under the Securities Act. The Company has registered 1,000,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option plan, including options to purchase 737,500 shares at exercise prices ranging from $3.375 to $9.50. Any future sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity or convertible securities. See "Management-Stock Incentive Plan" and "Shares Eligible for Future Sale."

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

          Certain provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws and Florida law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's shareholders. For example, the Amended and Restated Articles of Incorporation permit cumulative voting for directors, and the 1,000 shares of outstanding Series A Preferred Stock have the right to elect one less than a majority of the Board of Directors. In addition, the Board of Directors has the ability to issue "blank check" preferred stock without shareholder approval. Although the Board has no present plan to issue additional shares of preferred stock, the rights of the holders of common stock may be materially limited or qualified by the issuance of additional preferred stock in the future. See "Description of Capital Stock" and "Company Risks-Control by Existing Shareholders." The Amended and Restated Articles of Incorporation require a 66.66% vote of shareholders to amend certain provisions of the Amended and Restated Articles of Incorporation and provide for a staggered Board of Directors.

FORWARD-LOOKING STATEMENTS

          Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "plans," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or the international long distance telecommunications industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; prospects for the international long distance telecommunications industry; competition; changes in business strategy or development plans; the loss of key personnel; the availability of capital; and other factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                 USE OF PROCEEDS

          This Prospectus relates to Shares being offered and sold for the accounts of the Registering Stockholders. The Company will not receive any of the proceeds from the sale of the Shares offered by the Registering Stockholders. The Company will pay for certain expenses related to the registration of the Shares. See "Registering Stockholders" and "Plan of Distribution."

                                 CAPITALIZATION

          The following table shows the capitalization of the Company as of September 30, 1998. This table should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.


                                                                   SEPTEMBER 30,
                                                                       1998

Debt:

Long-term portion of capital lease obligations                        $312,289

 Shareholders' equity:
 Preferred stock, $.01 par value, 1,000,000 shares authorized;
   1,000 shares issued and outstanding                                      10
Common stock, $.01 par value; 20,000,000 shares authorized,
  6,500,000 issued and outstanding (1)                                  65,000
Additional paid-in capital                                          11,920,314
Translation adjustment                                                   9,008
Retained earnings                                                    2,838,222
                                                                ---------------
Total shareholders' equity                                          14,832,554
                                                                ---------------
Total capitalization                                               $15,144,843
                                                                ===============

-----------------

(1) Excludes 627,000 shares of Common Stock subject to options granted upon commencement of the Public Offering and 110,500 shares of Common Stock subject to options granted subsequent to such Public Offering. See "Management-Stock Incentive Plan."

                                 DIVIDEND POLICY

          The Company has not paid any cash dividends to its shareholders since inception and does not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

                           PRICE RANGE OF COMMON STOCK

          The Common Stock began trading on the Nasdaq on May 13, 1998 under the symbol "UTCC." Prior to such date, no public market for the Company's Common Stock existed. The following table sets forth, for the periods indicated the high, low and closing bids per share of Common Stock as reported by Nasdaq.


                                                                      STOCK PRICES
                                                            HIGH           LOW         CLOSE
 1998 Fiscal Year
 First Quarter (commencing May 13) ended June 30, 1998     $11.75        $8.3125       $8.50
 Second Quarter ended September 30, 1998                   $ 8.875       $3.4375       $5.625
 Third Quarter ended December 31, 1998                     $ 5.625       $2.625        $2.875


          The above quotations represent inter-dealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

          On December 31, 1998, the closing sales price for the Common Stock on the Nasdaq was $2.875 per share. As of December 31, 1998, the Company had 6,500,000 shares of Common Stock issued and outstanding.

                             SELECTED FINANCIAL DATA

          The following table sets forth certain selected financial information for the Company for (i) the fiscal years ended March 31, 1995, 1996, 1997 and 1998, which have been derived from the Company's audited financial statements and notes thereto included elsewhere in this Prospectus(ii) the fiscal year ended March 31, 1994 which has been derived from unaudited financial statements of the Company which are not included herein (iii) the six months ended September 30, 1997 and 1998, which have been derived from unaudited financial statements included herein and (iv) the unaudited pro forma information for the year ended March 31, 1998 and the six months ended September 30, 1998 give pro forma effect to the acquisition of Access. Such pro forma data are presented for illustrative purposes only and do purport to represent what the Company's results actually would have been had the acquisition occurred at the dates indicated, nor does it purport to project the results of operations for any future period. The information for EBITDA is not audited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.


                                                                                                             Six Months Ended
                                                    Year Ended March 31,                                      September 30,
                                                    -----------------------                                 ---------------------
                                                                                           Proforma                        Proforma
                                         1994        1995       1996      1997    1998       1998         1997     1998       1998
                                         ----        ----       ----      ----    ----       ----         ----     ----       ----
                                                   (in thousands, except for per share and other operating data)
Statement of Operations data:
Total revenues                           $848      $6,291    $13,228     $20,838  $28,098    $75,652    $13,214    $13,248  31,815
Gross profit                              344       2,544      5,553       8,643    9,565     23,116      4,445      4,678   9,237
Operating income (loss)                  (814)        159      1,369       2,004    1,720      2,264        787         97    (659)
Net income (loss)                        (813)        382        790       1,253    1,074      1,867        493        153     (98)
Pro forma net income (loss) per share
  -basic and dilutive (1)
  (Historical for the period ended
   September 30, 1998)                   (.18)        .08        .16         .25      .21        .38        .10        .03     (.02)
Pro forma weighted average shares
  outstanding (1)                       4,615       4,869      5,000       5,000    5,000      5,000      5,000      6,110    6,110

Other Financial Data:

EBITDA (2)                               (771)        231      1,463       2,140    1,927      3,436        885        326      115
Netv cash provided by (used in)
  operating activities                   (497)        229        672         858    1,545        -           34       (587)      -
Net cash (used in) investing
  activities                             (338)       (173)      (222)       (439)    (301)       -         (164)    (8,037)      -
Net cash (used in) provided by
  financing activities                    995         (40)      (150)       (155)    (944)       -         (259)    12,204       -
Capital expenditures                      330         143         93         352      487        -          222        303       -

                                                                                                                    As of
                                                        As of March 31,                                          September 30,
                                            ----------------------------------------------------            ------------------
Balance Sheet Data                           1994       1995       1996        1997        1998                      1998
                                             ----       ----       ----        ----        ----                      ----
Total current assets                          381      1,273      2,363       4,566       5,502                     10,826
Working capital (deficiency)                 (129)       150        811       1,646       1,092                      3,121
Total assets                                  683      1,720      2,797       5,243       7,733                     23,018
Total current liabilities                     510      1,122      1,552       2,920       4,410                      7,705
Long term debt, less current portion          729        730        580         425         297                        312
Total shareholders' equity (deficit)         (563)      (162)       609       1,861       2,948                     14,833

-----------------

(1) Pro forma net income (loss) per common share -basic and dilutive is computed based on the pro forma weighted average number of common shares outstanding during each period and gives retroactive effect to the stock split and recapitalization. See Note 2 to Consolidated
         Financial Statements.

(2) EBITDA represents net income (loss) plus net interest expense (income), income taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net income (loss), as a measure of performance, or cash flow as a measure of liquidity. It is included herein because it is a measure commonly used by securities analysts.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES AND OTHER INFORMATION REGARDING THE COMPANY INCLUDED ELSEWHERE IN THE PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED EVENTS OR RESULTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO THE "RISK FACTORS" DISCUSSED ELSEWHERE IN THE PROSPECTUS.

OVERVIEW

          The Company is a provider of international telecommunications services. The Company offers a broad range of discounted international and enhanced telecommunication services, including U.S. originated long distance service and direct-dial international service, typically to small and medium-sized businesses and travelers. The Company's primary service is call reorigination, which accounted for approximately 76% of its revenues for the fiscal year ended March 31, 1998 and approximately 82% for the six months ended September 30, 1998. The Company also sells services to other carriers on a wholesale basis. The Company's retail customer base, which includes corporations and individuals, is primarily located in South Africa, Latin America, the Middle East (Lebanon and Egypt), Russia and France. The Company operates a switched-based digital telecommunications network. The Company installed its first switch in Sunrise, Florida, which became fully operational in October 1993. Revenues were first earned in November 1993. The Company has acquired an additional switch, which was installed in Paris, France during the quarter ended March 31, 1998 and which became operational on March 1, 1998. From November 1993 until the current time, the Company has grown by marketing its services through a worldwide network of independent agents which service in the aggregate approximately 36,000 registered Company subscribers as of September 30, 1998, excluding Access. Usage of the Company's services has increased from 552,374 minutes in the fiscal year ended March 31, 1994 to 31,732,805 minutes in the fiscal year ended March 31, 1998. For the six months ended September 30, 1998 usage was 18,040,171 compared to 13,059,848 for the same period of 1997.

          On September 17, 1998 the Company purchased all the issued and outstanding common stock of Access Authority, Inc. ("Access") for $8 million in cash. Access is a provider of international long distance telecommunication services, including call reorigination, domestic toll-free access and various value-added features to small and medium sized businesses and individuals in over 38 countries throughout the world. Access markets its services through an independent and geographically dispersed sales force consisting of agents and wholesalers. Access operates a switching facility in Clearwater, Florida.

          The Company has accounted for the Access acquisition using the purchase method. Accordingly, the results of operations of Access are included in the consolidated results of the Company as of September 17, 1998, the date of acquisition. Under the purchase method of accounting, the Company has allocated the purchase price to assets and liabilities acquired based upon their estimated fair values.

          The Company utilized certain net proceeds of the Company's Public Offering to pay for the acquisition. After deducting the total expenses of such offering and the purchase price of $8 million plus an estimated $150,000 in acquisition costs, approximately $3.45 million of the net proceeds of such Offering remain.

          The Company's management believes that the funds raised by the Public Offering has allowed the Company to expand its customer base and the number of markets it penetrates by:

                  a) acquiring competitors using a portion of the proceeds of the Public Offering as the equity component of the purchase price for strategic acquisitions, and using debt as the other component of the purchase price. The Company believes such leveraged acquisitions would add additional annual revenues to its business. Deregulation and increased competition in the telecommunications industry have created a strong motivation to gain market share rapidly in selective markets through acquisitions.

                  b) acquiring equity interests in the Company's exclusive agents in selected markets to further cement the contractual relationships with these agents and to expand the Company's business in markets offering favorable opportunities and returns.

                  c) deploying new technologies such as IP telephony technology to bypass today's switched telephone network by using cost-effective packet switched networks and/or the public Internet for the delivery of fax and some voice communications. The Company intends to deploy a number of fax servers in selected countries to exploit the opportunities provided by IP telephony technology. This strategy will allow for more aggressive market penetration in selected markets, particularly in regulated markets, and a possible reduction in transmission costs.

                  d) purchasing telecommunications equipment, including switches, using financing arrangements in order to expand the Company's wholesale business and its direct access Network, particularly where demand by existing customers warrants the capital investment required to migrate such customers from a call reorigination to a direct access method.

REVENUE

The geographic origin of the Company's revenues is as follows:

                                                                                Six Months Ended
                                        Year Ended March 31,                      September 30,
                            1996              1997          1998               1997            1998
                            ----              -----          ----               ----            ----
Africa                  $1,403,094         $3,899,701       $8,346,025         3,989,068        4,225,350
Europe                   1,988,030          4,252,104        3,857,504         2,043,914        1,985,934
Latin America            6,337,284          7,265,473        6,523,384         3,465,699        2,745,113
Middle East              2,101,864          3,741,890        4,721,592         2,094,143        2,311,945
Other                    1,397,802          1,363,852        1,719,272           983,212          883,192
United States                -                315,407        2,930,547           638,415        1,096,844
                    ----------------------------------------------------------------------------------------
                       $13,228,074        $20,838,427      $28,098,324       $13,214,451      $13,248,378
                    =========================================================================================

    The Company's subscriber base has grown as follows:

                  As of:                                      Number of
                                                             Subscribers
           September 30, 1998 ( excluding Access)               36,210
           March 31, 1998                                       30,850
           March 31, 1997                                       15,729
           March 31, 1996                                        9,791


    The number of the Company's independent agents has varied as follows:

                 As of:                                   Number of Independent
                                                           Agency Agreements
           September  30, 1998 (excluding Access)                14
           March 31, 1998                                        14
           March 31, 1997                                        17
           March 31, 1996                                        15

          The percentage of retail (minutes sold to retail end users) and wholesale (minutes sold to other telecommunication carriers) revenues has been as follows:

PERIOD ENDED                                         Retail         Wholesale
                                                        %                %
Six Months ended September 30, 1998                   88.2%            11.8%
Year Ended March 31, 1998                             86.1%            13.9%
Year Ended March 31, 1997                             98.5%             1.5%
Year Ended March 31, 1996                              100%              -


          The Company expects that wholesale revenues will increase in the near term, and may become a more significant portion of the Company's total revenue. The Company generates retail revenues primarily through its independent agents. No single Company subscriber represents 1% or more of the Company's revenue. Agency agreements generally are exclusive and typically have an initial term of five years with two additional three-year renewal periods. The four largest independent agents account for approximately 64% of the Company's revenue for the six months ended September 30, 1998. Any material disruption in or termination of these agreements could have a material adverse effect on the Company's operations.

          The Company believes its retail services are priced below those of the ITOs in each country in which the Company offers its services. Prices for telecommunications services in many of the Company's core markets have declined as a result of deregulation and increased competition. The Company believes that worldwide deregulation and increased competition are likely to continue to reduce the Company's retail revenues per billable minute. The Company believes, however, that any decrease in retail revenues per minute will be at least partially offset by an increase in billable minutes by the Company's customers, and by decreased cost per billable minute as a result of the deployment of direct access facilities, the application of IP telephony technology particularly for fax transmissions and the Company's ability to exploit purchasing discounts based on increased traffic volumes.

COST OF GOOD SOLD AND GROSS MARGIN

          The most significant portion of the Company's cost of telecommunications services are transmission and termination costs, which vary based on the number of minutes used. The Company purchases switched minutes from other carriers. The Company has historically purchased a portion of the minutes subject to fixed volume commitments. Carriers have recently reserved the right to terminate these agreements upon short notice. The Company has historically been able to arrange favorable volume purchase arrangements based upon its high usage and excellent credit history, and these arrangements continue under more recent terminable agreements.

          During the last year, the Company's segment of the international telecommunications industry has experienced a general tightening of gross margins due to declining retail and wholesale prices. The Company's own gross margin results, particularly for the fiscal year ended March 31, 1998, have reflected this trend. Factors impacting the Company's lower gross margin compared to earlier periods include declining retail prices, development of the wholesale business with lower profit margins (averaging approximately 5% to 10%), and increased incremental costs associated with the Company's call reorigination customers. The reduction in retail prices reflects increased competition arising from deregulation as well as the Company's strategic decision to gain market share and increase revenue through more competitive pricing. By increasing total minutes purchased through aggressive retail expansion and development of a wholesale business, the Company expects to reduce the rates it pays for switched minutes through volume discounts and other mechanisms. The benefits of such cost reductions have a slower impact on the Company's operating results compared to the more immediate revenue reductions resulting from price discounting. The Company expects that deregulation and increasing competition will continue to reduce revenues per minute thereby reducing profit margins, particularly for the Company's call reorigination business, which results in high variable costs, including non-billable access costs.

          The Company's costs of providing telecommunications services to customers consist largely of: (i) variable costs associated with origination, transmission and termination of voice and data telecommunications services over other carriers' facilities, and (ii) costs associated with owning or leasing and maintaining switching facilities and circuits. Currently, the variable portion of the Company's cost of revenue predominate, based on the large proportion of call reorigination customers and the number of minutes of use transmitted and terminated over other carrier's facilities. Thus, the Company's existing gross profitability primarily reflects the difference between revenues and the cost of transmission and termination over other carrier's facilities. Therefore, the Company seeks to lower the variable portion of its cost of services by eventually originating, transporting and terminating a higher portion of its traffic over its own Network or via media such as the Internet and private data networks, and by increasing its purchasing power and volume discounts through the increase of the number of minutes it purchases from other carriers.

          The Company realizes higher gross margins from its retail services than from its growing wholesale services. However, wholesale services provide a source of additional revenues and add significant minutes originating and terminating on the Company's Network, enhancing the Company's purchasing power for switched minutes and enabling it to take advantage of volume discounts.

          The Company seeks to reduce its cost of revenues by expanding and upgrading the Network, adding to the Network more owned and leased facilities, and increasing the traffic volume carried by these facilities, so that the percentage of the Company's revenues based on variable costs, including higher access costs from call reorigination, will decline as revenues based on a fixed cost structure increase, thereby allowing the Company to spread the fixed costs over increasing traffic volumes; negotiating lower cost of transmission over the facilities owned and operated by other carriers, principally through increased purchasing volumes; and expanding the Company's least cost routing choices and capabilities.

          The Company's overall gross margins may, however, fluctuate in the future based on its mix of wholesale and retail international long distance services and the percentage of calls using direct access and/or call-through compared to call reorigination.

OPERATING EXPENSES

          Operating expenses include; commissions, selling expenses, general and administrative expenses and depreciation and amortization expenses.

         The Company pays commission expense to its network of independent agents pursuant to long-term agency agreements. The Company's decision to use independent agents has been driven by the low initial fixed costs associated with this distribution channel, and the agents' familiarity with local business and marketing practices. The percentage of retail revenue paid for commissions (excluding Access) has been as follows:

Six Months Ended September 30, 1998.............................15.4%
Year Ended March 31, 1998.......................................17.3%
Year Ended March 31, 1997.......................................18.4%
Year Ended March 31, 1996.......................................18.4%


          Because the Company's contracts with its agents generally are long-term, the Company expects these costs to remain stable as a percentage of revenue. The Company has not paid commissions to generate wholesale sales. The aggregate sales commissions paid by the Company have increased over the past three years as its business has expanded. The Company anticipates that in the future revenues from direct access (which carries lower commission rates) and especially wholesale services (which involve minimal or no commissions) will increase relative to its existing services, and therefore commissions will decline as a percentage of revenues.

          Selling expenses (exclusive of commissions) consist of selling and marketing costs, including salaries and benefits, associated with attracting and servicing independent agents. The Company performs standard due diligence prior to signing agency agreements and then expends significant time training the agents in the Company's practices and procedures.

          The Company's general and administrative expenses consist of salaries and benefits and corporate overhead. Included in salaries through March 31, 1998 is a bonus of approximately $588,000 paid to two officers of the Company. These arrangements have been terminated and replaced with new employment agreements. In addition, the cost of collecting accounts receivable is minimal. The Company has achieved these results because of its ability to attract, train and retain high quality independent agents and because the independent agents contractually assume the risk of credit loss and the cost of collection on the underlying sales. The Company's financial results may reflect higher levels of bad debt losses as its wholesale and other lines of business expand and as it makes equity investments in its independent agents. The Company expects that general and administrative expenses may increase as a percentage of revenues in the near term as the Company incurs additional costs associated with its development and expansion, expansion of its marketing and sales organization, and introduction of new telecommunications services.

          In addition to the Company's efforts to reduce its cost of goods sold by migrating customers to direct access by deploying IP telephony technology and maximizing volume discounts, the Company also actively manages and seeks to reduce its selling, general and administrative expenses. As part of this focus, the Company uses its network of exclusive independent agents to bear much of the marketing expenses that its competitors may bear directly. Furthermore, the Company's strategy of using its competitors' infrastructure to carry its telecommunications traffic also controls the Company's fixed costs. The Company aggressively manages its back office systems, by developing and implementing efficient computerized systems in order to maximize selling, general and administrative expenses ("SG&A") efficiency (e.g., revenue and EBITDA per Dollar of SG&A) and maximize the Company's existing productivity per employee.

          Depreciation and amortization expense consists primarily of the expenses associated with the Company's investments in equipment, and will continue to increase substantially as the Company installs additional switches and other fixed facilities. The Company expects these increased costs will be amortized over an increased revenue base, resulting in stable percentage costs.

          Other income (expense) consists primarily of interest expense on long-term debt and interest income earned in connection with advances to officers and consultants and short-term investments.

                          SUMMARY OF OPERATING RESULTS
                      (STATED AS A PERCENTAGE OF REVENUES)

                                                                                  Six Months ended
                                                Year Ended March 31,                September 30,
                                             1996       1997        1998         1997         1998
                                             ----       ----        ----         ----         ----
Revenues                                    100.0%      100.0%       100.0%       100.0%       100.0%
Cost of revenues                             58.0        58.5         66.0         66.4         64.7
Gross profit                                 42.0        41.5         34.0         33.6         35.3
Operating expenses:
    Commission                               18.4        18.1         14.9         16.1         13.6
    Selling, general and administrative      12.5        13.2         12.3         10.9         19.3
    Depreciation and amortization             0.7         0.6          0.7          0.7          1.7
Total operating expenses                     31.6        31.9         27.9         27.7         34.6
Operating income                             10.3         9.6          6.1          5.9          0.7
Other (Income) expense                        0.4         0.1           --          0.1          1.6
Income before income taxes                    9.9         9.6          6.2          6.0          2.3
Income tax expense                            4.0         3.5          2.5          3.7          1.2
Net income                                    6.0         6.0          3.8          6.6          2.5

SIX MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE SIX MONTHS ENDED SEPTEMBER 30, 1997

          REVENUES. Revenues remained unchanged at approximately $13.2 million for the six months ended September 30, 1998 as compared to the same period last year. Revenue during this period remained unchanged despite a 38% increase in minutes of traffic for the six months ended September 30, 1998 as compared to the same period last year, which was caused by an average decrease of $0.28 per minute in rate charges. With the acquisition of Access, the Company believes that both traffic and revenues will increase significantly. Along with this anticipated increase in revenue the Company expects revenue per minute to decrease as it enters into more mature markets such as Germany and Japan which has historically generated lower revenues per minute.

          COST OF REVENUES. Cost of revenues decreased $ 0.2 million (2.3%), from $8.8 million for the six months ended September 30, 1997 to $8.6 million for the six months ended September 30, 1998. Cost of revenues as a percentage of sales decreased from 66.4% to 64.7%. This decrease in the Company's costs as a percentage of revenues primarily reflects declining carrier costs per minute as the result of aggressive negotiation, volume discounts, and the use of advanced least cost routing techniques.

          GROSS PROFIT. Gross profit increased $0.3 million (5.3%) from $4.4 million for the six months ended September 30, 1997 to $4.7 million for the six months ended September 30, 1998. As a percentage of revenue gross profit increased 1.7% from 33.6% during the six months ended September 30, 1997 to 35.3% for the six months ended September 30, 1998. Gross profit increased as a result of a reduction in carrier costs as a percentage of revenue, despite higher wholesale sales, which traditionally have lower margins. The acquisition of Access has tripled the number of minutes the Company purchases thereby increasing the likelihood of further volume based carrier discounts. For the six months ended September 30, 1998 as compared to the six months ended September 30, 1997 average cost per minute has decreased 28% or an average of $0.19 per minute.

          OPERATING EXPENSES. Operating expenses increased $1.1 million (25.3%) from $3.7 million for the six months ended September 30, 1997 to $4.5 million for the six months ended September 30, 1998. The increase was due to increased selling, general and administrative expenses consisting primarily of salaries, benefits and bonuses for additional executives, in addition to an increase in marketing and accounting personnel required as a result of internal expansion and the Company's Public Offering. As a percentage of revenues operating expenses increased 6.9% from 27.7% to 34.6%. The Company has aggressively expanded its personnel and infrastructure in anticipation of increased traffic and revenues through the implementation of its acquisition program. The Company expects that operating expenses as a percentage of revenue will decrease with the integration of the operations of Access and other potential future acquisitions.

          Depreciation and amortization expense increased approximately $142,000 (164%) from approximately $87,000 for the six months ended September 30, 1997 to approximately $229,000 for the six months ended September 30, 1998 as a result of the expansion of the Company's infrastructure in connection with its acquisition program. The increase is attributable to a new switch in Paris, upgrades to existing switches, the purchase of additional computer equipment and software, and leasehold improvements. In addition, amortization of the intangibles as a result of the acquisition of Access was approximately $24,000 as compared to no expense for the same period last year

          OPERATING INCOME. Despite a 5.25% increase in gross profit, operating income decreased from $0.8 million for the six months ended September 30, 1997 to approximately $0.1 million for the six months ended September 30, 1998 primarily as a result of a 77% increase in selling, general and administrative expenses and a 164% increase in depreciation.

          OTHER INCOME (EXPENSE). Other income increased approximately $209,000 from approximately $3,000 for the six months ended September 30, 1997 to approximately $212,000 for the six months ended September 30, 1998, primarily because of investment income derived from the invested proceeds of the Public Offering.

          NET INCOME. As a result of all of the foregoing factors, particularly a 25.3% increase in operating expenses, and in light of the Company's strategic decision to increase its gross revenues and market share through price reductions, the Company's net income decreased approximately $340,000 from approximately $493,000 for the six months ended September 30, 1997 to approximately $153,000 for the six months ended September 30, 1998. Net income has also been impacted by start up losses from the Company's subsidiary in France, which amounted to $112,000 for the six months ended September 30, 1998. Management believes that the Company's strategy to increase market share through acquisition and aggressive pricing combined with the increased volume in traffic will result in lower costs per minute and therefore should lead to increased net income.

YEAR ENDED MARCH 31, 1998 COMPARED TO MARCH 31, 1997

          REVENUES. Revenues increased $7.3 million (34.8%) from $20.8 million in the fiscal year ended March 31, 1997 to $28.1 million in the fiscal year ended March 31, 1998. The increase in revenues reflects increased billed retail customer minutes, particularly in the South African and Middle Eastern markets. In addition, the Company earned $3.9 million of wholesale revenue in the fiscal year ended March 31, 1998, as compared to $315,000 in the fiscal year ended March 31, 1997.

          COST OF REVENUES. Cost of revenues increased by $6.3 million (52%) from $12.2 million in the fiscal year ended March 31, 1997 to $18.5 million in the fiscal year ended March 31, 1998. The increase in cost of revenues primarily reflects an increase in sales volume, based on number of minutes sold. Costs of revenues as a percentage of sales increased from 58.5% to 66%, because selling prices per minute decreased faster than costs per minute. This increase in the Company's costs as a percentage of revenues primarily reflects declining retail prices, the growth of the less profitable wholesale business, and increasing incremental non-billable access costs associated with the Company's call reorigination business. As discussed in "Cost of Goods Sold and Gross Margin" above, retail price reductions tend to reduce gross revenues before the benefits of the negotiated volume-based rate reductions by carriers can be realized, a fact which resulted in a decline in the gross profit margin in the retail segment of revenues from 41.4% for the fiscal year ended March 31, 1997 to 37.9% for the fiscal year ended March 31, 1998. The Company's margins for fiscal year ended March 31, 1998 reflected this trend, despite the increased costs of revenues being in part mitigated by the settlement of a dispute regarding a purchase contract from a supplying carrier. The effect of such settlement was a one-time savings in cost of revenues equal to 3.5%.

          GROSS PROFITS. Gross profit increased $1 million (10.7%) from $8.6 million in the fiscal year ended March 31, 1997 to $9.6 million in the fiscal year ended March 31, 1998. As a percentage of revenue, gross profit decreased 7.5% from 41.5% in the fiscal year ended March 31, 1997 to 34.0% in the fiscal year ended March 31, 1998. Gross profit margin decreased because sales price per minute decreased faster than cost price per minute, and the Company began its wholesale carrier business which operates on much lower gross profit margins of 9.9% as compared to 37.9% for the retail segment for the fiscal year ended March 31, 1998. The reduction in prices reflects price competition from deregulation as well as the Company's strategic decision to gain market share and increase revenue through more competitive pricing. By increasing total minutes purchased not only through aggressive retail expansion, but also through expansion of its wholesale business, the Company eventually expects to reduce the rates it pays for switched minutes through volume discounts and other mechanisms.

          OPERATING EXPENSES. Operating expenses increased $1.2 million (18.2%) from $6.6 million in the fiscal year ended March 31, 1997 to $7.8 million in the fiscal year ended March 31, 1998. The increase was due to an increase in commission expense of $0.4 million (reflecting increased gross revenues in spite of a 1.1% decrease in total commission paid to agents as a percentage of retail revenues), and increases in salaries and wages of $0.5 million and a general SG&A expenses increase of $0.2 million. Operating expenses as a percentage of revenues decreased by 4%, primarily because additional SG&A expenses were more than offset by increased revenues in the fiscal year ended March 31, 1998, and the Company's SG&A expenses were absorbed by a larger base of revenues.

          Depreciation and amortization expense increased approximately $70,000 from approximately $126,000 in the fiscal year ended March 31, 1997 to approximately $196,000 in the fiscal year ended March 31, 1998 as a result of switch upgrades, the purchase of additional computer equipment and software, and leasehold improvements.

          INTEREST EXPENSE. Interest was approximately $39,000 in the fiscal year ended March 31, 1997 and $24,000 in the fiscal year ended March 31, 1998, reflecting a reduction in the Company's outstanding long-term debt.

          OPERATING INCOME. Operating income decreased $0.3 million from $2.0 million in the fiscal year ended March 31, 1997 to $1.7 million in the fiscal year ended March 31, 1998 primarily as a result of decreased gross margin rates due to the increase in cost of revenues from 58.5% to 66% of revenues, this despite the fact that total operating expenses as a percentage of revenues decreased by 4%. Other operating expenses did not change significantly.

          NET INCOME. As a result of all of the foregoing factors including a 26% increase in SG&A, and in particular because of the Company's strategic decision to increase its gross revenues through price reductions, the Company's net income decreased approximately $179,000 from approximately $1.3 million in the fiscal year ended March 31, 1997 to approximately $1.1 million in the fiscal year ended March 31, 1998.

YEAR ENDED MARCH 31, 1997 COMPARED TO MARCH 31, 1996

          REVENUES. Revenues increased $7.6 million (57.6%), from $13.2 in 1996 to $20.8 million in 1997. The increase in revenues primarily resulted from an increase in billed customer minutes from retail sales, principally in the international call reorigination business. This increase reflects the Company's increased market penetration, especially in the South African, Russian and Middle Eastern markets. The total number of independent agents increased from 15 to 17. In addition, the Company earned wholesale revenues of $0.3 million in 1997 with no corresponding amount in 1996.

          COST OF REVENUES. Cost of revenues increased $4.5 million (58.9%) from $7.7 million in 1996 to $12.2 million in 1997, principally reflecting the increased amount of traffic being handled by the Company. The slight (0.5%) increase in cost of revenues as a percentage of revenues reflects the Company's wholesale revenues in the fiscal year ended March 31, 1997 (with a lower profit margin than retail revenues) of $0.3 million, with no corresponding amount in the fiscal year ended March 31, 1996.

          GROSS PROFIT. Gross profit increased $3.1 million (55.6%) from $5.5 million in 1996 to $8.6 million in 1997 reflecting the increase in number of minutes billed. As a percentage of revenue, gross profit decreased from 42.0% in 1996 to 41.5% in 1997. The gross profit margin on the retail segment of the business was 41.4% compared to 42% for the fiscal year ended March 31, 1997, while wholesale revenues generated a 48% gross profit margin, which was unusually high due to a one-time favorable rate arbitrage opportunity on a route to Thailand.

          OPERATING EXPENSES. Operating expenses increased $2.4 million (58.7%) from $4.2 million to $6.6 million. This increase was due to an increase in commission costs of $1.3 million attributable to the increased sales volume generated by the Company's independent agents. Bonuses paid to officers pursuant to their employment agreements, additional consulting and travel expenses related to maintaining and improving agency relations, additional legal and professional fees and travel expenses related to the attempt by the Company to secure expansion financing and negotiate strategic alliances resulted in increased costs of $0.5 million. In addition, the Company increased staffing levels from 12 to 17 and secured additional office facilities at its headquarters in Sunrise, Florida resulting in increased costs of $0.2 million. The growth in other categories of operating expenses of $0.4 million related primarily to the Company's increased level of activity.

          Depreciation and amortization expense increased approximately $30,000 as a result of switch upgrades, the purchase of additional computer equipment and software, and leasehold improvements incurred in connection with the office expansion.

          As a percentage of revenue, operating expenses increased slightly to 31.9% in 1997 from 31.6% in 1996, as additional revenue offset the additional costs and expenses.

          OPERATING INCOME. Operating income increased by $0.6 million (46.4%) from $1.4 million in 1996 to $2.0 million in 1997. As a percentage of revenue, operating income decreased by 0.7% to 9.6% in 1997 from 10.3% in 1996, primarily reflecting a 0.5% reduction created by the impact of the commencement of the lower margin wholesale business in 1997.

          INTEREST EXPENSE. Interest expense decreased to approximately $40,000 from approximately $60,000, reflecting reductions in long-term debt.

          NET INCOME. As a result of these factors, and principally reflecting the growth in the Company's minutes billed to customers, net income increased to $1.3 million from $0.8 million in 1996.

YEAR ENDED MARCH 31, 1996 COMPARED TO MARCH 31, 1995

          REVENUES. Revenues increased $6.9 million (110.3%) from $6.3 million in 1995 to $13.2 million in 1996, primarily from an increase in billed customer minutes from international call reorigination. The Company also opened new markets by entering into four new independent agency agreements in the period, and increased its market penetration within existing markets.

          COST OF REVENUES. Cost of revenues increased $4.0 million from $3.7 million in 1995 to $7.7 million in 1996, primarily as a result of the increase in traffic volume. Cost of revenues as a percentage of revenues decreased from 59.6% to 58.0%, reflecting the negotiation of volume discounts and other favorable carrier agreements.

          GROSS PROFITS. Gross profits increased $3.0 million (118.3%) from $2.5 million in 1995 to $5.6 million in 1996. As a percentage of revenue, gross profit increased to 42.0% in 1996 from 40.4% in 1995 due to favorable negotiations of the cost of switched minutes provided by carriers.

          OPERATING EXPENSES. Operating expenses increased $1.8 million (75.4%) from $2.4 million in 1995 to $4.2 million in 1996. As a percentage of revenues, overall operating expenses decreased from 37.9% in 1995 to 31.6% in 1996, primarily because increased selling, general and administrative expenses were more than offset by increased revenues in the period, and the Company's overhead expenses were absorbed by a larger base of revenues. Commissions increased by $1.2 million from 1995 to 1996 as a direct result of increased revenues. Commissions as a percentage of revenue decreased from 19.5% in 1995 to 18.4% in 1996, primarily because of commission adjustments with the agents. Officers' salaries and bonuses increased $0.2 million from $0.4 million in 1995 to $0.7 million in 1996 primarily as a result of the provisions, in effect until December 31, 1997, contained in the officers' contracts that provided for bonus payments as a fraction of the Company's income before taxes. These agreements have been terminated and replaced by new contracts with these officers effective January 1, 1998. Other expenses increased $0.3 million, primarily as a result of increases in employment and payments under a consulting agreement.

          Depreciation and amortization expense increased approximately $20,000 from approximately $70,000 in 1995 to approximately $90,000 in 1996, primarily due to capital expenditures for switch equipment and computer equipment.

          INTEREST EXPENSE. Interest expense was approximately $60,000 in 1995 and 1996. Average long-term debt outstanding, and the interest rate charged during the two periods did not change significantly.

          OPERATING INCOME. Operating income increased by $1.2 million, from $0.2 million in 1995 to $1.4 million in 1996, as a result of increased sales and the resultant increased gross profit. In addition the Company's operating expenses declined from 37.9% to 31.6% of total revenues from 1995 to 1996 as a result of a decrease in the commission pay-out to agents and a decrease in SG&A of 6.5% in relation to total revenues.

          NET INCOME. Net income increased $0.4 million (107%) from $0.4 million in 1995 to $0.8 million in 1996 as a result of increased levels of operating income and the elimination of the Company's deferred tax asset valuation allowance in 1995 resulting in an increased income in 1995 of $0.3 million. Had this tax benefit not been realized in 1995, net income in 1996 would have increased by $0.7 million over 1995 amounts.

LIQUIDITY AND CAPITAL RESOURCES

          The Company's capital requirements consist of capital expenditures in connection with the acquisition and maintenance of switching capacity and working capital requirements. Historically, the Company's capital requirements have been met primarily through funds provided by operations, term loans funded or guaranteed by its majority shareholder and capital leases.

          On May 18, 1998, the Company completed a Public Offering of its Common Stock. The net proceeds of the Offering were approximately $11.6 million.

          Net cash provided by operating activities was $0.7 million in 1996, $0.9 million in 1997 and $1.5 million in 1998 The net cash provided by operating activities in 1996 and 1997 mainly reflects net earnings offset by an increase in accounts receivable relative to accounts payable to carriers. For the fiscal year ended March 31, 1998 compared to the same period in 1997, net cash provided by operating activities increased by approximately $0.6 million reflecting net earnings being offset by an increase in accounts receivable resulting primarily from longer payment cycles from the Company's agents, relative to the Company's accounts payable to carriers. A similar trend occurred during the six months ended September 30, 1998, as compared to the same period of 1997 as cash provided by operating activities decreased from $34,000 to net cash used in operating activities of $0.6 million.

          Net cash used in investing activities was $0.2 million in 1996, $0.4 million in 1997, $0.3 million in 1998. The net cash used in investing activities in 1996, 1997, 1998 principally reflects an increase in equipment purchases. During the six month period ended September 30, 1998 the company acquired Access resulting in a use of $7.5 million in cash in addition to the use of $0.5 million in cash, used principally for equipment purchases and an advance to related parties.

          Net cash used in financing activities was approximately $150,000 in 1996, $155,000 in 1997 and $944,000 in 1998. The activities consisted of debt repayment, primarily to the Company's bank for long-term financing obtained in 1993 and 1994. Net cash used in financing activities for the fiscal year ended March 31, 1998 was approximately $944,000 reflecting debt repayment and deferred costs related to the Company's Public Offering. For the six months ended September 30, 1998, net cash provided by financing activities was $12.2 million as a result of the net proceeds from the Public Offering.

          Aggregate proceeds from the sale of 1,500,000 shares of Common Stock by the Company in the Public Offering were $14,250,000. Net proceeds of the Public Offering, after deducting underwriting discounts and commissions and professional fees aggregated approximately $11.6 million. The Company used $7.5 million net of cash acquired on September 17, 1998 in connection with its acquisition of Access.

          The Company expects that the net proceeds remaining from the Public Offering of $3.45 million, together with internally generated funds, will provide sufficient funds for the Company to expand its business as planned and to fund anticipated growth for the next 12 months. However, the amount of the Company's future capital requirements will depend upon many factors, including performance of the Company's business, the rate and manner in which it expands, staffing levels and customer growth, as well as other factors not within the Company's control, including competitive conditions and regulatory or other government actions. If the Company's plans or assumptions change or prove to be inaccurate or the net proceeds of the Public Offering, together with internally generated funds or other financing, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than anticipated. In order to provide flexibility for potential acquisition and network expansion opportunities, the Company may seek in the near future to enter into a financing arrangement. Other future sources of capital for the Company could include public and private debt, including a high yield debt offering, lease lines (see below) and equity financing. There can be no assurance that any such sources of financing would be available to the Company in the future or, if available, that they could be obtained on terms acceptable to the Company. While such a financing may provide the Company additional capital resources that may be used to implement its business plan, the incurrence of indebtedness could impose risks, covenants and restrictions on the Company that may affect the Company in a number of ways, including the following: (i) a significant portion of the Company's cash flow from operations may be required for the repayment of interest and principal payments arising from the financing, with such cash flow not being available for other purposes; (ii) such a financing could impose covenants and restrictions on the Company that may limit its flexibility in planning for, or reacting to, changes in its business or that could restrict its ability to redeem stock, incur additional indebtedness, sell assets and consummate mergers, consolidations, investments and acquisitions; and (iii) the Company's degree of indebtedness and leverage may render it more vulnerable to a downturn in its business or in the telecommunications industry or the economy generally.

On December 18, 1998 and in connection with the Company's growth strategy, the Company entered into an equipment lease facility of up to $20 million, which provides for leases of 4-5 years at interest rates of 8 to 8.5%. The interest rates are fixed at the inception of each lease, with subsequent leases based on the change in five-year treasury securities.

SEASONALITY

          The Company has historically experienced, and expects to continue to experience, a decrease in the use of its services in the months of August and December due to the closing of many businesses for holidays in Europe and the United States during those months.

IMPACT OF YEAR 2000

          The Impact of the year 2000, which has been widely reported in the media, could cause malfunctions in certain software and databases that use date sensitive processing relating to the Year 2000 and beyond. The Company has completed an evaluation of all its systems and found that most of the Company's computer systems, software and databases are proprietary to the Company and are year 2000 compliant. The Company also has begun to evaluate third party business entities with which the Company is engaged in business or for which the Company provides services, to determine if their will be any unexpected interruptions. The Company will request representations from these third parties as to whether or not they anticipate any difficulties in addressing year 2000 problems and, if so, whether or not the Company would be adversely affected by any of such problems. Management expects to have this process completed by September 1999.

          The Company has obtained representations from the manufacturer of the telephony switches that they are year 2000 compliant. As these switches are critical to the Company they have been tested internally and found to be compliant. The Company's billing system will be upgraded to a year 2000 compliant version by June 1999 at no cost to the Company. The Company has received assurances from other software and equipment manufacture's that their hardware and software are year 2000 compliant.

          Management has determined that costs to correct any problems encountered with the Year 2000 to be immaterial. However, until such time as the third parties, with which the Company conducts business respond to the Company, the full impact of the year 2000 is not known. As a result the impact on the Company's business, results of operations and financial condition cannot be assessed with certainty.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In June 1997, the FASB issued SFAS No. 131, "DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION," which is effective for fiscal years beginning after December 15, 1997. This Statement supersedes SFAS No. 14, "FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE," and amends SFAS No. 94, "CONSOLIDATION OF ALL MAJORITY-OWNED SUBSIDIARIES." This Statement requires annual financial statements and interim reports to disclose information about products and services, geographic areas and major customers based on a management approach. This approach requires disclosing financial and descriptive information about an enterprise's reportable operating segments based on information management uses in making business decisions and assessing performance. This new approach may result in additional information being disclosed and may require new interim information not previously reported. The Company plans to adopt SFAS No. 131 in fiscal 1999 with impact only to the Company's disclosure information and not its results of operations.

                  THE INTERNATIONAL TELECOMMUNICATIONS INDUSTRY

THE MARKET AND TRENDS

          The international telecommunications industry provides voice and data transmission from one national telephone network to another. The industry has experienced dramatic changes during the past decade resulting in significant growth in the use of services and enhancements to technology. The industry is expecting similar growth in revenue and traffic volume in the foreseeable future. According to the ITU, the international telecommunications industry accounted for $61.3 billion in revenues and 70 billion minutes of use in 1996, increasing from $23.9 billion in revenues and 19.1 billion minutes of use in 1987, which represent compound annual growth rates of 11% and 15.5%, respectively. The ITU projects that revenues will approach $82.2 billion by the year 2000 with the volume of traffic expanding to 114 billion minutes of use, representing compound annual growth rates of 7.6% and 13%, respectively, from 1996. The market for telecommunications services is highly concentrated, with Europe and the United States accounting for approximately 41.4% and 32.3%, respectively, of the industry's worldwide international minutes of use in 1996, while Asia represented 17%, Latin America 5.1% and Africa 1.9%. AT&T, Deutsche Telecom, MCI WorldCom, France Telecom and British Telecom originated approximately 37.4% of the aggregate international long distance traffic minutes in 1996.

          The industry is being shaped by the following trends: deregulation and privatization of telecommunications markets worldwide; diversification of services through technological innovation; globalization of major carriers though market expansion, consolidation and strategic alliances; greater consumer demand; increases in international business travel; privatization of ITOs; growth of computerized transmission of voice and data information; and the introduction of IP telephony technology. These trends have sharply increased the use of, and reliance upon, telecommunications services throughout the world. The Company believes that despite these trends, a high percentage of the world's businesses and residential consumers continue to be subject to high prices and poor quality of service. Demand for improved service and lower prices have spurred deregulation and created opportunities for private industry to compete in previously closed or restricted sectors of the international market. Increased competition, in turn, has spurred a broadening of products and services, and new technologies have contributed to improved quality and increased transmission capacity and speed.

          Significant legislation and agreements adopted since the beginning of 1996 are expected to lead to further liberalization of the majority of the world's telecommunication markets. These agreements or directives include:

       o THE U.S. TELECOMMUNICATIONS ACT, signed in February 1996, establishes parameters for the implementation of full competition in the U.S. national long distance market.

       o THE EU FULL COMPETITION DIRECTIVE, adopted in March 1996, abolishes exclusive rights for the provision of Voice Telephony services throughout the EU and the PSTNs of any member country of the EU by January 1, 1998, subject to extension by an EU member country.

       o    THE WORLD TRADE ORGANIZATION AGREEMENT, signed in
            February 1997 (the "WTO Agreement"), creates a framework under which 69 countries including the United States have committed to liberalize their telecommunications laws in order to permit increased competition and, in most cases, foreign ownership in their telecommunications markets, beginning in 1998. The WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible. In some countries, for example, the Company would be allowed under the agreement to own facilities or to interconnect to the public switched network on reasonable and non-discriminatory terms. There can be no assurance, however, that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO Agreement.

          By eroding the traditional monopolies held by ITOs, many of which are wholly or partially government owned, deregulation is providing the U.S.-based providers opportunities to negotiate more favorable agreements with both traditional ITOs and alternative emerging foreign providers. In addition, deregulation in certain foreign countries is enabling U.S.-based providers to establish local switching and transmission facilities in order to terminate their own traffic and begin to carry international long distance traffic originated in those countries.

          In order to succeed in the changing telecommunications market, small- and medium-sized carriers (including the Company) must offer their customers a full range of services. To date, most carriers do not have the critical mass of customers to receive large volume discounts on international traffic from the larger facilities-based carriers such at AT&T, MCI WorldCom and Sprint. In addition, small- and medium-sized carriers have only a limited ability to invest in international facilities. Alternative international carriers such as the Company are beginning to capitalize on the demand for less expensive international transmission facilities by taking advantage of increasing traffic volumes to obtain volume discounts on international routes (resale traffic) and/or by potentially investing in facilities when volume on particular routes justify such investments.

ACCESS TO CARRIER SERVICES

          International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the U.S., an international long distance call typically originates on a LEC's network and is switched to a caller's domestic long distance carrier. The domestic long distance provider then carries the call to its own or another carrier's international gateway switch. From there it is carried to a corresponding gateway switch operated in the country of destination by the ITO of that country and then is routed to the party being called though that country's domestic telephone network.

          International long distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, Sprint, and MCI WorldCom, primarily utilize owned transmission facilities and generally use other long distance providers to carry their overflow traffic. Only the largest U.S. carriers have operating agreements and own transmission facilities that carry traffic to almost any country. A significantly larger group of international long distance providers own and operate their own switches but either rely solely on resale agreements with other long distance carriers to terminate their traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic.

                  SWITCHED RESALE ARRANGEMENTS. A switched resale arrangement typically involves the wholesale purchase of termination services by one long distance provider from another on a variable, per minute basis. Such resale, which was first permitted with the deregulation of the U.S. market, enabled alternative international providers to rely at least in part on transmission services acquired on a wholesale basis from other long distance providers. A single international call may pass through the facilities of multiple long distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice to the user.

                  TRANSIT ARRANGEMENTS. In addition to utilizing an operating agreement to terminate traffic delivered from one country directly to another, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country carries the traffic to the country of destination.

                  ALTERNATIVE TRANSIT/TERMINATION ARRANGEMENTS. As the international long distance market began to deregulate, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, ISR and ownership of switching facilities in foreign countries. Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country having lower settlement rates than the destination country, thereby resulting in a lower overall termination costs. The difference between transit and refiling is that, with respect to transit, the long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware of the country in which the traffic originated or of the identity of the originating carrier.

                  ISR allows a long distance provider to bypass completely the accounting rates system by connecting an international leased private line to the PSTN of a foreign country or directly to premises of a customer or foreign partner. Applicable regulatory authorities currently only sanction ISR on a limited number of routes, but it is increasing in use and is expected to expand significantly as deregulation continues. Deregulation also has made it possible for U.S. based long distance providers to establish their own switching facilities in certain foreign countries, enabling them to directly terminate traffic.

                  OPERATING AGREEMENTS. Under traditional operating agreements, international long distance traffic is exchanged under bilateral agreements between international long distance providers that have rights in facilities in different countries. Operating agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

                  By negotiating resale agreements with carriers who have entered into operating agreements, the Company can take advantage of such carrier's economic incentive to increase outgoing traffic to a particular country. The resold call volume increases the market share for that carrier to a particular country, thereby increasing such carrier's proportionate return traffic from the correspondent under the accounting rate process.

                  Under a typical operating agreement each carrier has a right in its portion of the transmission facilities between two countries. A carrier acquires ownership rights in a digital fiber-optic cable by purchasing direct ownership in a particular cable (usually prior to the time the cable is placed in service), by acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. If a long distance provider has sufficiently high traffic volume, routing calls across leased or IRU cable capacity is generally more cost-effective on a per call basis than the use or resale arrangements with other long distance providers. However, leased capacity and acquisition of IRU rights require a company to make a substantial initial investment of its capital based on the amount of the capacity being acquired.

          In deregulated countries such as the United States and most EU member states, carriers may establish switching facilities, own or lease fiber-optic cable, enter into operating agreements with foreign carriers and, accordingly, provide direct access or call-through service. In markets that have not deregulated or are slow to implement deregulation, such as most emerging markets countries, international long distance carriers have used advances in technology to develop innovative alternative access methods, such as call reorigination. As countries deregulate, the demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of services.

COMPETITION

          The international telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the ITOs in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, electric and other utilities with rights of way, railways, microwave carriers and large end users, which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new market entrants increases. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company.

          Competition for customers in the telecommunications industry is primarily based on price and, to a lesser extent, on the type and quality of services offered. The Company prices its services primarily by offering discounts to the prices charged by the local ITOs. The Company has no control over the prices set by the local ITOs or by its competitors, and some of the Company's competitors may be able to use their financial resources and/or market position to cause severe price competition in the countries in which the Company operates. Although the Company does not believe that there is an economic incentive for its competitors to pursue such a pricing strategy or that its competitors are likely to engage in such a course of action, there can be no assurance that severe price competition will not occur. Additionally, intensified competition in certain of the Company's markets will force the Company to continue to reduce its prices. For example, the Company on a number of occasions reduced certain rates which it charges to non-wholesale customers in response to pricing reductions enacted by certain ITOs. Such price reductions may reduce the Company's revenue and margins. The Company has experienced, and expects to continue to experience, declining revenue per billable minute in a number of its markets, in part as a result of increasing worldwide competition within the telecommunications industry.

          The Company believes that the ITOs generally have certain competitive advantages due to their control over local connectivity and close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. The Company believes that, at least in the short-term, the ITOs will not concentrate on marketing their services to the Company's small-and medium-sized business customer base. The Company could, however, be denied regulatory approval in certain jurisdictions in which its services would otherwise be permitted, thereby requiring the Company to seek judicial or other legal enforcement of its right to provide services.

          In response to deregulation, additional competitors of various sizes are beginning to emerge, particularly in the European Union. The Company's services are currently marketed to small-and medium-sized businesses and thus the Company generally does not directly compete with mega-carrier alliances, which generally target larger multinational corporate customers. In addition, many smaller carriers have emerged, most of which specialize in offering intercontinental telephone services utilizing dial up access methods. The Company believes that competition will continue to intensify as the number of new service providers increases due to the overall growth in the industry and the global trend toward deregulation. In February 1997, the WTO announced that 69 countries, including the United States, South Africa and all of the EU member states, entered into the WTO Agreement, which is expected to result in greater competition from new market entrants and existing telecommunications service providers in such markets. See "Business-Government Regulation."

          The Company's principal competitors are the local ITOs and a number of other alternative reorigination or direct access providers such as IDT, Viatel, Justice, Telegroup, USA Global Link, USFI, Inc., Kallback and RSL
Communications.

                                    BUSINESS

          Ursus is an international telecommunications company that exploits favorable market niches by providing competitive and technologically advanced telecommunications services. The Company focuses on small-and medium-sized businesses located in emerging or deregulating markets, including South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France. The Company serves these markets through a network of independent exclusive agents. The Company believes that it derives a significant competitive advantage from this exclusive agent network. Each agent provides marketing, customer support, billing and collections, in local language and time, utilizing a proprietary turn-key agency support system developed and provided by the Company. Each agent is supplied near real time data for customer management, usage analysis, and billing from the Company's local and wide area network. Through its agent network, the Company develops and maintains close relationships with vendors of telephone systems such as Siemens, Plessey and Alcatel in key markets in order to promote the Ursus line of telecommunications services, allowing the Company to offer competitively priced and value added services that compare favorably to the pricing and service offerings of the ITOs.

          Ursus has traditionally entered a particular market using call reorigination, a system that provides the Company's overseas customers the opportunity to access a U.S.-based switching center by means of a manual or transparent automated dialing procedure, or other methods that provide a U.S. dial tone to its foreign customers. Call reorigination provides a customer with the convenience and rate economies provided by a U.S. dial tone, as opposed to locally imposed international rates, which may be substantially higher. The Company derives approximately 82% of its revenues from call reorigination. In order to remain price competitive and to mitigate the high proportion of variable costs per minute associated with call reorigination, the Company plans to expand its direct access services by locating switching platforms at network centers of major telecommunications providers, such as MCI WorldCom, Cable and Wireless and France Telecom, and by deploying smaller network access nodes in less populated service areas. This network topology, which the Company will first use in France, provides subscribers with direct access service for voice and fax. Ultimately, where regulatory conditions are favorable and calling volumes are adequate to cover the associated fixed costs, the Company intends to migrate some of its customers from call reorigination to direct access service.

          Ursus plans to expand by increasing sales to existing customers; by expanding the business generated by its existing agents; by selling wholesale services to other carriers; and through selected acquisitions. Except as disclosed herein, Ursus is not currently engaged in any negotiations to acquire any business. See "Business-Purchase of Uruguayan Corporation" and "Business -Acquisition of Access Authority Inc" and "Business-Formation of French Subsidiary." The Company believes that its proprietary enterprise software system provides an efficient infrastructure for back room processing, thereby giving it a strategic advantage over its competitors. The Company's computerized back office systems handle traditionally labor intensive processing tasks such as call rating, customer registration, billing and network management with a high degree of efficiency and short turn-around time. Management believes that these efficiencies would facilitate the rapid and economical consolidation of acquired competitors.

          The Company operates the Network from its technical facilities in Sunrise, Florida, using a hybrid network of Internet, Intranet and circuit based facilities, and plans to use a portion of the Public Offering proceeds to expand its primary digital switching platform and secondary network access nodes, thereby expanding its services in a reliable, flexible and cost effective manner. The Company also plans to exploit its market penetration and technological sophistication through the application of IP telephony technology, particularly for fax transmissions. Faxing represents a large portion of the overall international telecommunications business, and IP faxing offers significant cost savings and favorable regulatory treatment. IP telephony technology creates the opportunity to bypass the switched telephone network by using cost-effective packet switched networks such as private Intranets and/or the public Internet for the delivery of fax and voice communications. To exploit these opportunities and to further reduce its costs, the Company plans to use a portion of the Public Offering proceeds to establish a hybrid network for IP fax and voice services. The Company believes that this application could increase the gross margins of its existing and future retail business and allow it to accelerate its growth strategy.

          The Company expects that call reorigination will continue to serve as a low cost and profitable method of opening new markets and expects to continue this method of business development in certain regulated markets in Africa, the Middle East, Europe and Asia. Reoriginating a U.S. dialtone requires little investment in equipment and limited capital deployment in a foreign territory, thus allowing the Company to develop a customer base by effectively exploiting the difference between the local IDD rate and the generally more favorable rates the Company enjoys in the U.S. The Company has successfully used this strategy to develop foreign markets and has thereby created a revenue stream with little more than marketing and incremental call costs. In addition, using IP telephony technology, concurrently with call reorigination, could significantly improve the profitability of this business segment, without requiring the substantial investments in switches of a direct access network. Accordingly, the Company's strategy is to deploy IP telephony technology where feasible in order to create a hybrid network capable of carrying significant amounts of customer traffic on a low cost platform with a modest initial capital investment. This strategy mitigates the risk that the Company will not attain, in some of its markets, the critical mass of business required to amortize the fixed costs of a direct access network and affords the Company the opportunity to develop a market with a relatively small financial risk.

          In summary, the Company intends to become a significant provider of international telecommunications services within the emerging and deregulating markets. The Company intends to maximize its profit potential by leveraging its existing infrastructure, market penetration, expanding customer base and growing U.S. wholesale business. By using its independent agent network, efficient back office systems, and favorable vendor relationships with some of the major U.S. telecommunications carriers, the Company believes it can gain strategic advantages while capitalizing on the opportunities presented by deregulation and technological advances in the global telecommunications industry.

          Ursus provides an array of basic and value added services to its customers, which include:

       o  long distance international telephone services

       o  direct dial access for corporate customers

       o  dedicated access for high volume users

       o  calling cards

       o  abbreviated dialing

       o  international fax store and forward

       o  switched Internet services

       o  itemized and multicurrency billing

       o  follow me calling

       o  enhanced call management and reporting services


THE COMPANY'S SERVICES

          The Company's principal services include:

       o Ursus ComNet - enables virtual private network calling to members of a closed user group subject only to regulatory limitations.

       o Ursus ComPlus Gold - provides dedicated access via a leased line from the customer to the Ursus Telecom Network, permitting calling without dialing access or location codes.

       0 Ursus ComPlus - provides a paid (local) access or toll-free number programmed to dial an existing phone number or system, generally in another country, without the need for special circuits or modifications. This service also provides "anywhere to anywhere" international call reorigination access through manual, automatic,
          X.25 or data network call reorigination. These services are also offered with ITFS access, subject to pricing considerations.

       o Ursus FaxNet - this service allows subscribers to send faxes to a local fax server which then uses the Internet and other proprietary data networks to route the fax to the most economical corresponding fax server for delivery. This technology promises to become a significant part of the overall Ursus Network and will be deployed in strategic cities throughout selected markets when trials are completed in the first quarter of the fiscal year ended March 31, 1999. The Company is currently deploying a network of Internet Fax Servers in several countries including Lebanon, Ecuador, Argentina and South Africa. Further deployments are expected by mid-to late fiscal year 1998 in certain other countries in Latin America, Africa, the Middle East and Europe, and the Company plans to expand its network of Internet-based telephony to more than 20 locations by March 31, 1999.

       o Ursus ComPlus Travel - provides calling card access from over 56 countries utilizing the Company's ITFS numbers. In addition, the Company utilizes the USA DIRECT Home Country Direct numbers of AT&T from over 136 countries to provide a premium calling card service. By arrangement with AT&T, AT&T connects its USA DIRECT numbers via a code to the Ursus switch in Sunrise, Florida where the customer may dial over the Ursus Network while traveling.

THE NETWORK

          The Network uses a high capacity, programmable switching platform designed to deploy network-based intelligent services quickly and cost effectively. The switches are modular and scaleable and incorporate advanced technologies such as hierarchical call control and network management software. This type of switches can also provide a bridge between various protocols and standards. As the Network continues to evolve, the installed base of switches could be upgraded easily to create a cost-effective, scaleable switching point in a software intelligence-based network. The Network's "intelligent switches" incorporate proprietary software to achieve least cost routing ("LCR"), the process by which the Company optimizes the routing of calls over the Network to every directly dialable country in the world. LCR allows calls that are not routed over the Network to be routed directly from the Company's switch through the infrastructure of contracting carriers to their destinations at the lowest available rates. These switching capabilities also enable the Company to efficiently perform billing functions and account activation and to provide value-added services. The Company relies upon Synchronoux Optical Network ("SONET") fiber optic facilities to multiple carriers to provide redundancy in the event of technical difficulties in the Network. The Company maintains redundant switching facilities in Sunrise, Florida to provide protection for its switching operations. The Company's strategy is to monitor its anticipated traffic volume on a regular basis and to increase carrier trunking capacity before reaching the capacity limitations of such circuits.

          The Company's customers access its services either through "dial up access" or "direct access." Dial up access is obtained via: (i) paid access, which requires the customer to pay the local PTO for the cost of a local call, where appropriate, in order to access the Company's services (at September 30, 1998, approximately 18% of the Company's revenues); (ii) call reorigination, which enables the customer to receive a return call providing a dial tone originated from the Company's Sunrise, Florida switching center by ITFS (at September 30, 1998, approximately 82% of the Company's revenues); (iii) Home Country Direct, which accesses the Sunrise, Florida switching center by direct dial (at September 30, 1998, approximately 3.7% of the Company's revenues); or
(iv) Dedicated Access (Direct Access) from wholesale carrier customers in North America (at September 30, 1998, approximately 6.8% of the Company's revenues). Direct access allows accessing a network by using a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantages of direct access include simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs, provided there is an adequate level of traffic over the circuit to generate economies of scale. Paid access accounted for approximately 60% of the Company's French and Russian revenue for the fiscal year ended March 31, 1998 (58% for the six months ended September 30, 1998) and approximately 24% of the Company's overall revenues for this period ( 18% for the six months ended September 30, 1998).

          To reduce the variable telecommunications costs and improve usage, the Company is, where regulations permit, in the process of changing its customer base from call reorigination and ITFS access to paid access, and, ultimately to direct access. Until regulations permit, all customers outside of the Europe/Russia area are expected to continue to access the Company's services through call reorigination or ITFS numbers. The exception to this rule is the Bahamas, where the Company's subscriber base utilizes a Home Country Direct number provided by Batelco, the local Bahamian PTO, under a bilateral correspondent agreement. See "Risk Factors-Government Regulation."

          Currently, the Company's Network is primarily used to originate and terminate international long distance traffic for its own subscribed customer base. The Company intends to further leverage its Network and foreign presence to take advantage of anticipated settlement agreement obsolescence by offering other carriers and ITOs an alternative to the traditional settlement process for origination and termination of long distance traffic. This process is known as "Refiling." The FCC issued directives in December 1996 encouraging circumvention of settlements in the historic sense where possible. This change is likely to create new opportunities with ITO partners in emerging markets. See "-Government Regulation."

          The economic benefits to the Company of owning and operating its own direct access Network arise from reduced variable transmission costs. Calls not routed through the Network generate significantly higher variable costs because they are connected using relatively expensive ITFS numbers or call reorigination. In contrast, because the Network has significant fixed costs associated with its operations, consisting primarily of leased line rental charges, local connectivity and facility/network management costs, calls routed through the Network have lower variable costs than off-network traffic. However, for the foreseeable future, Ursus will, for economic reasons, piggyback on the networks of major global operators. Consequently, it will only install its own fixed facilities when existing traffic on a carrier route is adequate to offset the costs of installation.

          The Company plans, however, to deploy a network of IP telephony fax servers in selected countries by the end of 1998. To avoid the high fixed costs of a switched telephone network the Company plans to develop a hybrid network of IP telephony technology for the delivery of fax and eventually voice transmissions.

TECHNOLOGY

          Deregulation of telecommunications markets throughout the world has coincided with substantial technological innovation. The proliferation of digital fiber-optic cable in and between major markets has significantly increased transmission capacity, speed and flexibility. Improvements in computer software and processing technology have enabled telecommunications providers to offer a broad range of enhanced voice and data services. Advances in technology also have created multiple ways for telecommunications carriers to provide customer access to their networks and services. These include customer-paid local access, international and national toll-free access, direct digital access through a dedicated line, equal access through automated routing from the PSTN (as defined), IP telephony and call reorigination. The type of access offered depends on the proximity of switching facilities to the customer, customer needs, and the regulatory environment. Overall, these changes have resulted in a trend towards bypassing traditional international long distance operating agreements as international long distance companies seek to operate more efficiently. As countries deregulate, the demand for alternative access methods typically decreases because carriers are permitted to offer a wider range of facilities-based services on a transparent basis. The most common form of traditional alternative international access, call reorigination, avoids high international rates offered by the ITO in a particular regulated country by providing a dial tone from a deregulated country, typically the United States. Technical innovations, ranging from inexpensive dialers to sophisticated in-country switching platforms, have enabled telecommunications carriers such as the Company to offer a "transparent" form of call reorigination, thereby avoiding complicated end-customer usage procedures. To place a call using traditional call reorigination, a user dials a unique phone number to an international carrier's switching center and then hangs up after it rings or alternatively, if using a transparent processing method, a dialer automatically performs these dialing functions. The user then receives an automated call reorigination providing a dial tone from the U.S., which enables the user to complete the call. For the fiscal year ended March 31, 1998, the Company derived approximately 76% of its revenues and operating income from international call reorigination services.

          The Company's research and development efforts have been nominal and have focused almost exclusively upon refining and upgrading its back office computer systems. The Company has neither the resources nor the expertise to derive any significant advantages from research or development into telecommunications equipment and prefers to use the equipment developed by others. By devoting its resources to its computer systems and back office procedures, the Company believes that it has developed an efficient and flexible operating system, minimized its payroll and maximized the efficiency of its back office operations. See "-Management Information Systems."

MANAGEMENT INFORMATION SYSTEMS

          The Company has made significant investments developing and implementing sophisticated information systems which enable the Company to: (i) monitor and respond to customer needs by developing new and customized services;
(ii) manage LCR; (iii) provide customized billing information; (iv) provide high quality customer service; (v) detect and minimize fraud; (vi) verify payables to suppliers; and (vii) rapidly integrate new customers. The Company believes that its network intelligence, billing and financial reporting systems enhances its ability to competitively meet the increasingly complex and demanding requirements of the international long distance markets. The Company continuously provides enhancements and ongoing development to maintain its state of the art of its switching, billing and information service platforms.

          The Company currently has a turnaround time of approximately 24 hours for new account entry. The Company's billing system provides multi-currency billing, itemized call detail, city level detail for destination reporting and electronic output for select accounts. Customers are provided with several payment options, including automated credit card processing and automated direct debiting.

          The Company has developed proprietary software to provide telecommunications services and render customer support. In contrast to most traditional telecommunications companies, the software used to support the Company's enterprise resides outside of the switches and "canned" closed systems and, therefore, does not currently rely on third party manufacturers for upgrades. The Company believes its software configuration facilitates the rapid development and deployment of new services and provides the Company with a competitive advantage. The Company's Sunrise, Florida central switch has a call detail recording function which enables the Company to: (i) achieve accurate and rapid collection of call records; (ii) detect fraud and unauthorized usage; and
(iii) permit rapid call detail record analysis and rating.

          The Company also uses its proprietary software in analyzing traffic patterns and determining network usage, busy hour percentage, originating traffic by switching center, terminating traffic by supplier and originating traffic by customer. This data is utilized to optimize LCR, which may result in call traffic being transmitted over the Company's transmission facilities, other carriers' transmission facilities or a combination of such facilities. If traffic cannot be handled over the least cost route due to overflow, the LCR system is designed to transmit the traffic over the next available least cost route.

          The Company develops its software in-house utilizing its own staff of programmers.

INTERNET PROTOCOL (IP) TELEPHONY

          Virtually all of today's voice and fax traffic is carried over the Public Switched Telephone Network ("PSTN"). Phone switches either owned by the ITOs or other enterprise common carriers and resellers allow ordinary telephones and fax machines to reach one another anywhere in the world. The advent of IP telephony has created the opportunity to bypass today's switched telephone network and use cost-effective packet switched networks (Intranet) and/or the public Internet for the delivery of voice and fax communications. Prior to 1995, the market for IP telephony products was virtually nonexistent. It was commonly believed that quality voice communications across the Internet/Intranet was impossible. This situation dramatically changed with the introduction of a new class of products which significantly enhanced voice transmissions over the Internet/Intranet. As a class of products, this is referred to as IP telephony. As companies realized that quality IP telephony communication was possible, they quickly joined the race to capitalize on the opportunity. Desktop software offering computer-to computer communication flourished due in part to the explosive growth of the Internet. The current generation of IP telephony applications allows users to make calls using a standard telephone and a centralized Internet/Intranet substituting for the PSTN. This centralized IP connection is accomplished via IP telephony gateway servers. The principle behind such a system is similar to IP telephony desktop applications, but rather than using the microphone and speakers connected to multimedia PCs, users speak into a standard telephone connected to a PBX (as defined). To place a call, the caller would dial the number of the party they are calling, just like making a call-through the PSTN. The PBX would then route the call-through the IP telephony gateway via a programmed trunk interface and the gateway contacts another gateway at the called site. Several companies have developed and are currently using this technology. Furthermore, developments in hardware, software and networks are expected to continue to improve the quality and viability of IP telephony. In time, packet-switched networks may become less expensive to operate than circuit-switched networks, primarily because carriers can compress voice traffic and thereby can place more calls on a single line.

AGREEMENTS WITH INDEPENDENT AGENTS

          From its inception in 1993 to the present, the Company's sales and marketing efforts have been conducted through exclusive independent agents in each of its markets. Each of these independent agents operate in accordance with a model of practices and procedures developed by the Company, and settle all customer invoices (net of the agency's commission share) directly with the Company within a prescribed period. The Company may reduce its reliance upon its existing independent agents by expanding its business through strategic acquisitions or may make equity investments in certain independent agents. In addition, the Company may in the future start to enroll non-exclusive independent agents to cover new territories.

          Each prospective agent is required to submit a business plan and demonstrate the financial resources and commitment required to carry out its marketing and customer service plan approved by the Company prior to its appointment. Each agent is licensed by and required to do business in the name of the Company and execute subscriber agreements with end users on behalf of and for the benefit of the Company.

          The Company knows of no competitor that operates in this manner and attributes this program with its successful market penetration, high degree of customer satisfaction and rapid collections cycle. Most of the costs of marketing, sales and customer service are paid from the commissions retained by each of the agents.

          The Company's agreements with its independent exclusive agents typically provide for a five-year term with an optional renewal for two additional terms of three years and a two-year non-compete clause effective upon termination of the agreement. Furthermore, the agreements require the agents to offer the Company's services at rates prescribed by the Company and to abide by the Company's marketing and sales policies and rules. Agent compensation is paid directly by the Company and is based exclusively upon payment for the Company's services by customer funds the agents obtain for the Company. The commission paid to agents ranges between 15 to 20% of revenues received by the Company and varies depending on individual contracts, the exclusivity of the agency and the type of service sold. Commissions are paid each month based on payments received during the prior month from receivables collected by the agent. For the fiscal year ended March 31, 1998, approximately 58% of the Company's revenues were attributable to the most significant four independent agents ( 64% for the six months ended September 30, 1998) . Agents settle their accounts with the Company in U.S. Dollars and therefore bear the risk of fluctuations in the exchange rates between the local currency and the U.S. Dollar. Agents are held accountable for customer collections and are responsible for bad debt attributable to customers they enroll. The Company may record additional bad debt expense, however, based on increases in wholesale business, consummation of acquisitions and equity investments in the agents.

          For the fiscal year ended March 31, 1998 and the six months ended September 30, 1998 the Company excluding Access derived approximately 86% of its revenues from customers enrolled by agents who are contractually prohibited from offering competitive telecommunications services to their customers during the term of their contract.

          In mid-1997 the Company initiated discussions with certain of its exclusive agents with regard to the acquisition of an equity interest in their agencies. The Company believes that it would be beneficial to have an ownership interest in its key marketing and customer service organizations while maintaining the benefits derived from the local expertise of the exclusive agent, as well as the productivity derived from local ownership and profit making. The Company believes that this strategy will provide the Company with the benefits derived from direct ownership of the local sales organization while retaining the benefits of the existing entrepreneurial structure. Other than with respect to pending agreements in France and Uruguay, the Company has no agreement to purchase an interest in any of its agents.

CUSTOMER BASE

          The Company's target customers are small and medium-sized businesses with significant international telephone usage (i.e., generally in excess of $500 in international phone calls per month). The Company also provides its services to a growing base of individual retail customers. The corporate market includes manufacturers, distributors, trading companies, financial institutions, and import-export companies, for which long distance telecommunications service represents a significant business expense, and such customers are therefore focused on value and quality. It is estimated that small and medium-sized businesses account for the majority of all businesses, and the Company believes that in most markets they account for a significant percentage of the international long distance traffic originated in those markets. For example, the EU estimates that in 1996 there were 15 million small and medium-sized businesses in the EU and that these businesses accounted for more than one half of all jobs in the EU in 1996, almost half of all business revenue and about $30 billion per year in total telecommunications revenue.

          The Company believes that small- and medium-sized businesses have generally been under served by the major global telecommunications carriers and the ITOs, which have focused on offering their lowest rates and best services primarily to higher volume multinational business customers. The Company offers these small- and medium-sized companies significantly discounted international calling rates compared to the standard rates charged by the major carriers and ITOs.

          The Company also plans to offer international termination services to other carriers, including resellers, on a wholesale basis, as a "carriers' carrier." The Company's carrier customers as a group currently provide the Company with a relatively stable customer base and thereby assist the Company in projecting potential utilization of its network facilities. In addition, the potentially significant levels of traffic volume that could be generated by such carrier customers may enable the Company to obtain larger usage discounts based on potential volume commitments. The Company believes that revenues from its carrier customers will represent a growing portion of the Company's overall revenues in the future.

          The Company also targets residential customers with high international calling patterns such as ethnic communities and plans to increase the marketing of prepaid calling cards.

          Currently, no end retail customer of the Company individually accounts for more than 1% of the Company's revenue.

          The largest wholesale customer accounted for approximately 9.5% of the Company's revenue as of March 31, 1998 (3.7% for the six months ended September 30, 1998).

PRINCIPAL MARKETS FOR THE COMPANY'S SERVICES

          The worldwide international long distance public switched telecommunications market generated an estimated $61.3 billion in revenue and 70 billion minutes in traffic in 1996 with minutes of use projected to grow at a rate of 13% per annum through the year 2000. The Company currently has approximately a 0.03% share of this global market.

         GEOGRAPHIC ORIGIN OF REVENUES

         The geographic origin of the Company's revenues is as follows:

                                                                                    Six months ended
                                      Year Ended March 31,                             September 30,
                           1996              1997              1998              1997              1998
                           ----              ----              ----              ----              ----
Africa                  $1,403,094         $3,899,701        $8,346,025       3,989,068           4,225,350
Europe                   1,988,030          4,252,104         3,857,504       2,043,914           1,985,934
Latin America            6,337,284          7,265,473         6,523,384       3,465,699           2,745,113
Middle East              2,101,864          3,741,890         4,721,592       2,094,143           2,311,945
Other                    1,397,802          1,363,852         1,719,272         983,212             883,192
United States                -                315,407         2,930,547         638,415           1,096,844
                    -------------------------------------------------------------------------------------------
                       $13,228,074        $20,838,427       $28,098,324     $13,214,451         $13,248,378
                    ===========================================================================================

          GEOGRAPHIC MARKETS

          LATIN AMERICA. Historically, the Company derived significant portions of its telecommunications revenue from Latin America, principally from Argentina and Peru. Since most Latin American countries currently restrict competition to a limited number of specific services, the Company has developed a two-stage market penetration strategy to capitalize on current and future opportunities in Latin America. The first step is to take advantage of current market conditions and, within the parameters of the Company's product line, i.e., using the call reorigination access method, to provide the fullest range of services permissible under local regulations. During the fiscal year ended March 31, 1998, Argentina with sales of $3.2 million represented 49% of the Company's total Latin American business followed by Peru with a 24% share. For the six months ended September 30, 1998 sales in Argentina were $1.3 million or 49.2% of Latin American sales. Peru represented 24.1% of such sales to Latin America during the same period. The Company enjoys a top 10 market share among call reorigination companies operating in Argentina and Peru.

          MIDDLE EAST AND AFRICA. The Company is currently a significant operator in certain emerging markets in the Middle East and Africa. The Company is a market leader for alternative access call reorigination in both Lebanon and South Africa. It is anticipated that African revenues will more than double over the next twelve months, not including the high growth markets of Lebanon and Egypt which together produce up to $20,000 of revenue per day. Lebanon grew from $1.4 million in sales in the fiscal year ended March 31, 1996 to $3.2 million in the fiscal year ended March 31, 1997 and $4.2 million in sales for the fiscal year ended March 31, 1998. For the six months ended September 30, 1998 sales to Lebanon amounted to $2.1 million.

          SOUTH AFRICA. Sales grew from $3.8 million for the fiscal year ended March 31, 1997 to sales of $8.1 million for the fiscal year ended March 31, 1998. For the six months ended September 30, 1998, sales to South Africa amounted to $4.2 million. The Company has expanded its customer base from Johannesburg, South Africa, to Cape Town and Durban, and other South African urban centers. This territory is currently generating between $30,000 and $40,000 per day in revenues. The South African agent currently manufactures its own proprietary network interface dialer in South Africa. In places such as South Africa, the Company and its independent agents maintain close relationships with vendors of internal phone equipment ("PBX") such as Siemens, Plessey and Alcatel. These vendors are integrating and configuring their customer's PBX equipment to utilize the Company as a possible alternative international telecommunications carrier, and the Company maintains a close relationship with the vendors for both pre-sale and retrofit applications.

          EU AND RUSSIA. The EU and Russian markets will be a major focus as the Company pursues its strategy of locating switches at the network center of major switched-based suppliers in Europe.

          FRANCE. The Company's current customers in France (centered in the Paris region) include small and medium-sized businesses and retail individuals. Since installing the Paris switch in March 1998, the Company began to migrate its customers in France from the call reorigination access method currently used to international long distance services utilizing direct access over leased lines and restricted dial-in for customers in closed-user groups. The Company will provide direct access service via a leased line connection between the customer's phone system and the Company's switch in Paris. Following deregulation, the Company may offer long distance services, which are presently restricted to closed user groups, with prefix dialing and value-added services. The services currently provided by the Company in France do not require a license. In accordance with the telecommunications laws passed in France in July 1996, the process of liberalizing the telecommunications market is regulated by a new government authority, and the telecommunications market in France was liberalized on January 1, 1998 along with the markets of most other EU member states. In accordance with the standard terms and conditions and price lists for interconnection with France Telecom, duly approved by the French Telecommunications Authority on April 9, 1997, new operators began interconnecting with France Telecom's PSTN on January 1, 1998.

          RUSSIA. The Company has been active in the Russian market (centered in the Moscow region) for over 24 months, with direct dial up access having replaced call reorigination for approximately 18 months. As of March 31, 1998 traffic had grown from approximately $5,000 to $7,000 per day with the majority of calling derived from the direct dial up access lines from Moscow. Overall, Russia generated sales for the Company of approximately $2.5 million in the fiscal year ended March 31, 1997 from approximately $700,000 in the fiscal year ended March 31, 1996 and posted sales of approximately $2.3 million for the for the fiscal year ended March 31, 1998. As a result of the turbulent economy in Russia, sales for the six months ended September 30, 1998, have decreased to approximately $818,000.

          The Company hopes to expand its Russian business by capitalizing upon the technologically advanced services it offers which compare favorably to the relatively undeveloped services offered by the Russian ITO.

          Minutes of total outgoing international traffic in Russia have dramatically increased from 287 million minutes in 1995 to 851 million minutes in 1996. Historically, about 50% of all international traffic and about 40% of long distance traffic within the Russian Federation originated in Moscow and some 30% of international traffic and about 25% of long distance traffic originated in St. Petersburg. Penetration levels for aggregate telecommunications services in these two cities equal about 46% for Moscow and about 36% for St. Petersburg. Other Russian urban areas with low penetration are less likely in the near future to generate any large international traffic, because there is a much lower business demand and a smaller number of wealthy individuals supporting a market. The overall growth in long-distance and international traffic over the past several years in the Russian Federation did not, however, significantly change the network usage level, which means that Russia still generates one of the lowest levels of per-line international and long distance traffic in the world. This is in large part due to the fact that international and long distance tariffs in Russia have been increasing very rapidly in real terms.

          Despite the recent changes in the Russian telecommunications industry, and recent significant investments in local telecommunications infrastructure, the level of telecommunications service generally available from most public operators in Moscow remains below that available in cities of Western Europe and the United States. Outside Moscow (and, to a lesser extent St. Petersburg), most standard Russian telecommunications equipment is obsolete. For example, many of the telephone exchanges are electromechanical and most telephones still use pulse dialing.

          The telecommunications market in Russia currently includes a number of operators that compete in different offering segments-local, inner-city, international data and cellular services. Growth in the Russian telecommunications industry has been principally driven by businesses in Moscow requiring international and domestic long distance voice and data services and by consumers using mobile telephony. This growth has been most significant as multinational corporations have established a presence in Moscow and Russian businesses have begun to expand. The service sector, which includes operations in distribution, financial services and professional services and tends to be the most telecommunications intensive sector of the economy, is growing rapidly particularly in Moscow. Since moving to a more market-oriented economy, the economic conditions in the outlying regions in Russia have also generally improved. The telecommunications industry in the outlying regions has also experienced recent growth, principally as a result of growth in the industrial sector as well as the establishment of satellite offices in the regions by multinational corporations and growing Russian businesses.


EXPANSION PLANS

          Pursuant to its formation of a joint venture with its French agents, the Company recently installed a switch in Paris with inter-connectivity to some of the major carriers operating in the Paris marketplace. During the next twelve months, the Company plans to install additional switches in Europe, upgrade its switch in Sunrise, Florida and open POPs (as defined) in up to 3-5 cities in Western Europe in order to expand its accessibility outside of the switch locations. Expanding the Network in Europe to include additional major European business centers should ultimately reduce transmission costs and increase the addressable market of the European portion of the Network.

          The Company expects to use a significant portion of the Public Offering proceeds to expand and proliferate its Network and its services on a more rapid basis by deploying additional switches and POPs and installing fixed facilities to interconnect POPs and nodes, in addition to deploying its IP telephony based fax and voice services.

          The Company intends to enter additional markets and expand its operations through acquisitions, joint ventures, strategic alliances and the establishment of new operations. The Company will consider acquisitions of certain competitors which have a high quality customer base and which would, upon consolidation with the Company's operations, become profitable. In addition the Company may acquire equity interests in its existing agents and may pursue partnership arrangements in emerging and maturing markets with existing sales organizations and other non-defined telecommunications entities.

FORMATION OF FRENCH SUBSIDIARY

          On November 20, 1997, the Company entered into a letter of intent with respect to a proposed joint venture with Central Call and Mondial Telecom, its French agents. Pursuant to the letter of intent, as amended, the Company organized Ursus Telecom France, a limited liability company, capitalized at FF50,000 or approximately $8,300. The Company holds 50% plus two shares of the Ursus Telecom France. The remaining shares are held equally by Central Call and Mondial Telecom. The results of Ursus Telecom France will be consolidated with those of the Company as a subsidiary.

          The letter of intent calls for the Company to pay within six months after the completion of its public offering, a cash sum that equals three and one-half times the average monthly traffic revenues contributed to the venture by Central Call and Mondial Telecom over the months of February, March and April 1998. This payment is considered an advance towards the share purchase program as described below. The letter of intent requires that Ursus Telecom France commence operations by January 31, 1998. Ursus Telecom France effectively commenced operations on March 1, 1998. The letter of intent was amended on April 17, 1998 to reflect the effective commencement of operations, and to adjust the valuation months to March, April and May 1998. This payment, which was made on December 3, 1998 and amounted to approximately $111,000, is considered an advance towards the share purchase program as described below.

          Central Call and Mondial Telecom have the right to require that the Company purchase the shares held in the joint venture by Central Call and Mondial Telecom in any one of the following three manners: (a) in three installments of 33.3% each on the first, second and third anniversary of the Public Offering, (b) in two installments, the first of 66.66% on the second anniversary of the Public Offering and the remaining 33.33% on the third anniversary or (c) in one installment on the third anniversary of the Public Offering. A purchase of shares by the Company from Central Call or Mondial Telecom, if any, will be accounted for as a purchase.

          The valuation for these subsequent share purchases will depend on whether the Company pays in cash or issues its stock as payment. The cash purchase price would value the joint venture at 5.5 times average monthly revenues; and the stock price would be based on an enterprise value of eight times average monthly revenues. These enterprise values would be multiplied by the percentage interest being acquired to determine the purchase price. The Company reserves the option to choose among one of the two available payment and valuation methods after consultation with Central Call and Mondial Telecom.

PURCHASE OF THE URUGUAYAN AGENT

          On August 17, 1998 the Company entered into an asset purchase agreement with its agent in Uruguay. The agreement provides that the Company will pay in consideration for the agency assets the sum of $132,988. A $72,988 accounts receivable balance from this agent has been converted into a deposit on the purchase price by the Company. The acquisition will be accounted for using the purchase method of accounting. Upon the closing of the agreement, the Agency's results will be included in the consolidated financial statements of the Company.

ACQUISITION OF ACCESS AUTHORITY INC.

On September 17, 1998, pursuant to a Stock Purchase Agreement (the "Agreement') dated as of September 15, 1998, the Company purchased all the issued and outstanding common stock of Access Authority, Inc. ("Access"). Pursuant to the Agreement, the shareholders of Access received aggregate consideration of $8 million in cash. The terms of the Agreement, including the purchase price, were negotiated by the parties on an arms length basis.

Access is a provider of international long distance telecommunication services, including call reorigination, domestic toll-free access and various value-added features to small and medium sized business and individuals in over 38 countries throughout the world. Access markets its services through independent and a geographically dispersed sales force consisting of agents and wholesalers. Access operates a switching facility in Clearwater, Florida.

The Company utilized certain net proceeds of the Company's Public Offering to pay for the Access acquisition. After deducting the total expenses of such offering and the purchase price of $8 million plus an estimated $150,000 in acquisition costs, approximately $3.45 million of the net proceeds of such offering remain.

The Company has filed a current report on Form 8K with the Securities and Exchange Commission dated October 2, 1998 and an amendment thereto on December 1, 1998 describing the Access acquisition. The historical financial statements of Access together with certain pro forma financial information is included in this Form S-1 filing commencing on Page F-1.

GOVERNMENT REGULATION

          OVERVIEW

          The Company's provision of international and national long distance telecommunications services is heavily regulated. Also, local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. Many of the countries in which the Company provides, or intends to provide, services prohibit, limit or otherwise regulate the services which the Company can provide, or intends to provide, and the transmission methods by which it can provide such services.

          The Company provides a substantial portion of its customers with access to its services through the use of call reorigination. Revenues attributable to call reorigination represented approximately 76% of the Company's revenues during the fiscal year ended March 31, 1998 and are expected to continue to represent a substantial but decreasing portion of the Company's revenues in the medium to long-term. A substantial number of countries have prohibited certain forms of call reorigination as a mechanism to access telecommunications services. This has caused the Company to cease providing call reorigination services in the Bahamas and may require it to do so in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the FCC and/or the ITU that the laws of 79 countries prohibit call reorigination. While the Company provides call reorigination services in some of those countries, the only country on such list that accounts for a material share of the Company's total revenues is South Africa which accounted for about approximately 28.9% of the Company's revenues for the fiscal year ended March 31, 1998. To the extent that a country that has expressly prohibited call reorigination using uncompleted call signaling is unable to enforce its laws against call reorigination using uncompleted call signaling, it can request that the FCC enforce such laws in the United States, by e.g., requiring the Company to cease providing call reorigination services to such country or, in extreme circumstances, by revoking the Company's authorizations.

          A summary discussion of the regulatory frameworks in certain geographic regions in which the Company operates or which it has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture.

          UNITED STATES

          The Company's provision of international service to, from, and through the United States is subject to regulation by the FCC. Section 214 of the Communications Act requires a company to obtain authorization from, the FCC to resell international telecommunications services of other US carriers or to own or lease and operate international telecommunicating facilities. The FCC has authorized the Company pursuant to the Section 214 to provide international telecommunications services, to resell public switched international telecommunications services of other U.S. carriers and to own or lease international facilities. The Section 214 authorization requires, among other things, that services be provided in a manner consistent with the laws of countries in which the Company operates. As described above, the Company's regulatory strategy could result in the Company's providing services that ultimately may be considered to be provided in a manner that is inconsistent with local law. If the FCC finds that the Company has violated the terms of its
Section 214 authorization, it could impose a variety of sanctions on the Company, including fines, additional conditions on the Section 214 authorization, cease and desist or show cause orders, or, in extreme circumstances, the revocation of the Section 214 authorization, the latter of which is usually imposed only in the case of serious violations.

          In particular, if it is demonstrated that the law of a foreign jurisdiction expressly prohibits call reorigination, i.e. call re-origination, using uncompleted call signaling, and that the foreign government attempted but failed to enforce its laws against U.S. service providers, the FCC may require U.S. carriers to cease providing call reorigination services using uncompleted call signaling. To date, the FCC has only ordered carriers to cease providing call reorigination using uncompleted call signaling only to customers in the Philippines, although it is expected that the FCC will take this action with respect to carriers providing call reorigination using uncompleted call signaling to customers in Saudi Arabia. Prior to taking such action, the FCC permits countries to submit information to the FCC regarding the legal status of call reorigination services in their respective countries. According to FCC records, 30 countries thus far have submitted such information to the FCC, including the Bahamas, Egypt, Lebanon and South Africa. Submission of this information does not imply that the FCC believes that the country's laws expressly prohibit call reorigination using uncompleted call signaling.

          The Company is required to file with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company.

          EUROPE

          In Europe, regulation of the telecommunications industry is governed at a supra-national level by the EU, which is responsible for creating pan-European policies and, through legislation, has developed a regulatory framework to establish an open, competitive telecommunications market. In 1990, the EU issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services, with the exception of voice telephony. The intended effect of the Services Directive was to permit the competitive provision of all services other than voice telephony, including value-added services and voice services to CUGs. However, local implementation of the Services Directive through the adoption of national legislation has resulted in differing interpretations of the definition of prohibited voice telephony and permitted value-added and CUG services. Voice services accessed by customers through leased lines are permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as voice telephony, declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service, (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

          In March 1996, the EU adopted the Full Competition Directive containing two key provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member states to abolish the ITOs monopolies in voice telephony by 1998 and to institute mechanisms to prevent the ITOs from acting anti-competitively toward new market entrants. To date, Sweden, Finland, Denmark, the Netherlands and the United Kingdom have liberalized facilities-based services to all routes. Certain EU countries may delay the abolition of the voice telephony monopoly based on exemptions established in the Full Competition Directive. These countries include Spain (December 1998), Portugal and Ireland (January 1, 2000) and Greece (2003).

          FRANCE

          The Company currently provides call reorigination services to customers in France. The Company is permitted to provide call reorigination in France without a license. Although it does not currently provide such services, under current law, the Company may lease circuits and provide switched voice services to CUGs in France without a license. The Company anticipates that it will migrate its customers to forms of call-through other than call reorigination after March 1, 1998 and has recently entered into a joint venture agreement with Central Call and Mondial Telecom to provide switch-based direct access services in France. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users by routing traffic via the international switched networks of competitors to the ITO.

          A new telecommunications law, passed in 1996 to implement the Full Compensation Directive in France, establishes a licensing regime and an independent regulator and imposes various interconnection and other requirements designed to facilitate competition. The Company intends to expand its services to include, for example, direct access and facilities-based services in France. If it decides to provide switched voice services to the public, including direct access and/or call-through services, or to own facilities, the Company will have to apply for a license from the Minister of Telecommunications.

          GERMANY

          The regulation of the telecommunications industry in Germany is governed by the Telekommunikations-Gesetz, the Telecommunications Act of 1996 ("TKG"), which, with respect to most of its provisions, became effective in August 1996. Under the TKG, a license ("TKG License") is generally required by any person that (i) operates transmission facilities for the provision of telecommunications services to the public; or (ii) offers voice telephony services to the public through telecommunications networks operated by such provider. While TKG represents the final phase of the reform of the German telecommunications industry, the law protected the monopoly rights of Deutsche Telecom over the provision of the voice telephony until January 1, 1998. The Company currently does not provide services to customers in Germany, but is contemplating opportunities in entering this market, which, after the U.S., makes up for the largest single telecommunication market in the world.

          LATIN AMERICA

          The Company currently provides call reorigination to customers in certain Latin American countries, including Argentina, Peru, Ecuador, Uruguay and Colombia. The Company is subject to a different regulatory regime in each country in Latin America in which it conducts business. Local regulations determine whether the Company can obtain authorization to offer the transmission of voice and voice band data directly or through call reorigination, or for the provision of value-added services, such as voicemail and data transmission. Regulations governing the latter are generally more permissible than those covering voice telephony.

          Some countries in Latin America oppose the provision of call reorigination. In Brazil, call reorigination is currently permissible. In Colombia, the Ministry of Communications has stated that call reorigination access is prohibited and has so notified the FCC. The Company does not believe that the Ministry of Communications has the requisite authority to regulate in this area, which authority is the subject of litigation brought by a third party in the Colombian courts. At present, regulations appear to permit call reorigination access in Argentina. However, the regulatory agency in Argentina has changed its position regarding call reorigination access on several occasions in the past, and this issue is the subject of an ongoing legal dispute.

          Various countries in Latin America have taken initial steps towards deregulation in the telecommunications market during the last few years. In addition, various Latin American countries have completely or partially privatized their national carriers, including Argentina, Chile, Mexico, Peru and Venezuela. Certain countries have competitive local and/or long distance sectors, most notably Chile, which has competitive operators in all sectors. Colombia is scheduled to grant several new concessions for national and international long distance service providers in addition to its ITO by the end of 1998. Venezuela has also legalized value-added services such as voicemail and data transmission and has targeted January 1, 2000 as the date for full deregulation. Brazil is in the process of opening its telecommunications market to competition and privatizing its ITO, pursuant to its new law adopted in July 1997. Brazil established an independent regulator in October 1997, and value-added and private network services, are already open to competition. In Mexico, the former ITO has been privatized, its exclusive long distance concession expired in August 1996 and it has been obligated to interconnect with the networks of competitors since January 1997. Competition in Mexico has been initiated and an independent regulator has been established. Three countries in the region, Chile, Mexico and the Dominican Republic, have opened their long distance telecommunications markets to competition.

          SOUTH AFRICA

          The telecommunications industry in South Africa is regulated under the Post Office Act of 1958 (the "SA Post Office Act") and the SA Telecommunications Act. Telkom SA Limited ("Telkom"), the state-owned ITO, has a statutory monopoly on the construction, maintenance and use of any telecommunications lines, as well as on the provision of public switched telecommunications services. The government of South Africa has indicated that this monopoly will be phased out over five to six years. Notwithstanding this monopoly, the SA Telecommunications Act permits a party to provide a range of services other than public switched services under, and in accordance with, a telecommunications license can be issued to that party in accordance with the SA Telecommunications Act.

          The SA Telecommunications Act established a new telecommunications regulatory authority called SATRA, whose functions include the granting of telecommunications licenses, applications for which are solicited by the South African Minister of Telecommunications pursuant to the SA Telecommunications Act. As an independent regulatory authority, SATRA is subject to common law provisions and provisions in the SA Telecommunications Act that limit its ability to act outside of its granted authority and without affording parties due process. SATRA's members are appointed by the President on the advice of Parliament's standing committees on communications. Although the SA Telecommunications Act states that SATRA should be independent and impartial in the performance of its functions, it must act in accordance with policy directions issued by the South African Minister of Telecommunications.

          The Company seeks to take advantage of gradual deregulation of the South African telecommunications industry by offering permitted services to customers in South Africa. Currently, the Company provides call reorigination services to customers in South Africa and may, in the future, seek any necessary licenses to provide liberalized services such as value added services. In August 1997, SATRA issued a ruling that call reorigination operations are an offense under the SA Telecommunications Act. Several entities, including the Company's South African agent, filed a lawsuit to stay and reverse SATRA's ruling on the basis that SATRA lacks the authority to issue such a ruling and that the SA Telecommunications Act does not prohibit the provision of call reorigination services. SATRA has agreed not to prosecute any person in the call reorigination industry unless the South African courts rule that it may. It is anticipated that final adjudication of this lawsuit could take up to four years to occur, however, the South African courts may rule sooner or the South African legislature may promulgate an explicit prohibition on call reorigination. Although the Company believes that South African law does not prohibit the Company or it's agent from providing call reorigination services to customers in South Africa without a license, if the Company's agent is determined to be providing a telecommunications service without a license, it could be subject to fines, to the termination of its call reorigination service to customers in South Africa and, potentially, to the denial of license applications to provide liberalized services.

          The Company's South African agent was issued an interim "Value Added Network Service License" by SATRA in early April 1998. This license allows the Company in conjunction with its Agent to operate a data network system through which all data and facsimile transmissions can be routed. The Company's South African agent estimates that approximately 50% of current telecom revenues are generated by data and facsimile traffic and plans to migrate this revenue segment over packet switched networks within the next six to twelve months so that carriage of this traffic will not involve call reorigination.

          RUSSIA

          The provision of telecommunications services in the Russian Federation falls within federal jurisdiction. The principal legal act regulating telecommunications in the Russian Federation is the Federal Law on Communications (the "Communications Law"), enacted on February 16, 1995, which establishes the legal basis for all activities in the telecommunications sector and provides, among other things, for licensing to provide communications services, the requirement to obtain a radio frequency allocation, certification of equipment, and fair competition and freedom of pricing.

          The Ministry of Communications ("MOC") and the Federal Agency of Governmental Communications and Information under the President of the Russian Federation are the federal organizations which have executive power over the telecommunications industry. The MOC is responsible for allocating federal budget resources in the telecommunications industry and has supervisory responsibility for the technical condition and development of all types of communications.

          The Communications Law requires that any person providing telecommunications services must, in theory, obtain a license prior to commencing such services. Licenses to provide telecommunications services are issued by the MOC. Under the applicable Licensing Regulations, licenses for rendering telecommunications services may be issued and renewed for periods ranging from 3 to 10 years and several licenses may be issued to one person. Licenses may be revoked or suspended by the MOC for failure to comply with terms and conditions of the license.

          The Communications Law requires the federal regulatory agencies to encourage and promote fair competition in the provision of communication services and prohibits abuse of a dominant position to hinder, limit or distort competition. The Communications Law also provides that tariffs for communication services may be established on a contractual basis between the provider and the user of telecommunications services.

          Russian telecommunications companies are subject to the same system of taxation as Russian companies in general, including profit tax and VAT on services.

          Current Russian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, on February 28, 1997, the State Duma, the lower house of parliament approved on the first reading draft foreign investment legislation which would restrict any significant future foreign investment in numerous sectors of the Russian economy, including telephone and radio communications. It is unlikely that such restrictive legislation will be enacted, unless the political climate changes dramatically. More likely is the emergence of limited restrictions on foreign investment in strategic industries, which could result in foreign ownership limitations in industries such as telecommunications, which limitations are not uncommon in many countries. The draft legislation has been referred to the Russian government for commitment. For such draft legislation to become Federal Law, it must be passed by a majority vote of the State Duma at another two readings, approved by a majority of the Federation Council, the upper house of parliament, and signed by the President of the Russian Federation. Rejection of such legislation by the Federation Council could be overridden by a two-thirds majority of the State Duma. Rejection of such legislation by the President could be overridden by a two-thirds majority of each of the Federation Council and the State Duma.

          In addition, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. Because the telecommunications industry is widely viewed as strategically important to Russia, there can be no assurance that recent government policy liberalizing control over the telecommunications industry will continue. Russia is not a member of the WTO, but, if it seeks to become a member, it may be required to take further steps to liberalize the telecommunications market as a condition of accession.

          MIDDLE EAST

          The Company's ability to provide services in the Middle East depends on the regulatory environment in each particular country. In Lebanon, for example, the telecommunications industry is regulated by the Ministry of Posts and Telecommunications ("MPT"), which also operates the ITO-the General Directorate of Telecommunications (the "GDT"). The GDT currently has a monopoly on the provision of wireline telecommunications services in Lebanon. Although no written text in Lebanon prohibits call reorigination and a number of carriers are currently engaged in such activity, the MPT has stated that call reorigination is illegal in Lebanon. In Egypt, the Ministry of Transport, Communications and Civil Aviation regulates the telecommunications industry and Telecom Egypt, formerly known as the Arab Republic of Egypt National Telecommunications Organization ("ARENTO"), is the ITO. Although Telecom Egypt currently has a monopoly on the provision of voice services, several U.S. carriers are permitted to sell pre-paid phone cards and calling card services. Egypt has announced that it will permit limited competition to Telecom Egypt in the near future.

          INTERNET TELEPHONY

          The introduction of Internet telephony is a recent market development. To the Company's knowledge, there currently are no domestic and few foreign laws or regulations that prohibit voice communications over the Internet. The FCC is currently considering whether or not to impose surcharges or additional regulation upon providers of Internet telephony. In addition, several efforts have been made to enact U.S. federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions also may retain intrastate jurisdiction and could initiate proceedings to regulate the intrastate aspects of Internet telephony. A number of countries that currently prohibit voice telephony competition with the ITOs also have prohibited Internet telephony. Several other countries permit but regulate Internet telephony. If foreign governments, Congress, the FCC, or state utility commissions prohibit or regulate Internet telephony, there can be no assurance that any such regulations will not materially affect the Company's business, financial condition or results of operation.

          VAT

          The EU imposes value-added taxes ("VAT") upon the sale of goods and services within the EU. The rate of VAT varies among EU members, but ranges from 15% to 25% of the sales of goods and services. Under VAT rules, businesses are required to collect VAT from their customers upon the sale to such customers of goods and services and remit such amounts to the VAT authorities. In this regard it is expected that non-EU based telecommunications providers will be required to appoint a VAT agent and register for VAT in every EU member state in which it has individual customers.

          France and Germany have adopted rules that, as of January 1, 1997, deem telecommunications services provided by non-EU based companies to be provided where the customer is located, thereby subjecting the telecommunications services provided to customers in the EU by non-EU based companies to VAT. The German and French rules impose VAT on both the residential and business customers of non-EU based telecommunications companies. In the case of sales to non-VAT registered customers, German and French rules require that the non-EU based telecommunications carrier collect and remit the VAT. In the case of sales by such providers to German VAT-registered customers, the German rules generally require that such customers collect and remit the VAT. Under the so-called "Nullregelung" doctrine, however, certain business customers that are required to charge VAT on goods and services provided to their customers (generally, companies other than banks and insurance companies) are entitled to an exemption from VAT on telecommunications services. In the case of sales by such providers to French VAT-registered customers, the French rules require that such business customers collect and remit the VAT.

          The EU has adopted a proposed amendment to the Sixth Directive that, if adopted in present form, would require all EU members to adopt legislation to impose VAT on non-EU based telecommunications services provided to customers in the EU by non-EU based companies, beginning as early as December 31, 1998. Under the proposed amendment, non-EU based telecommunications companies would be required to collect and remit VAT on telecommunications services provided to EU businesses as well as to individuals.

          The Company's independent agents historically have collected, and will continue to collect, VAT on services where it is offered in a VAT country. The Company believes that whatever potential negative impact the amendment will have on its operations as a result of the imposition of VAT on traditional call reorigination, such impact will be partially mitigated by the customer migration towards and the higher gross margins associated with direct access services.

EMPLOYEES

          As of September 30, 1998, the Company had 60 full-time employees. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is satisfactory.


TRADEMARKS

         The Company has traditionally relied upon the common law protection of its trade name afforded under various local laws, including the United States. However, the Company intends to file for trademark protection of its Ursus name in the United States. It is possible that prior registration and/or uses of the mark or a confusingly similar mark may exist in one or more of such countries, in which case the Company might be precluded from registering and/or using the Ursus mark and/or logo in such countries.

PROPERTIES

          The Company currently occupies approximately 8,087 square feet of office space, in Sunrise, Florida, which serves as the Company's principal executive office and 6,000 square feet of office space in Clearwater, Florida, which was assumed with the acquisition of Access. The leases have an annual rental obligation of approximately $224,000. The lease in Sunrise expires on April 30, 2003, while the lease in Clearwater has been extended through April as the Company determines the appropriateness of such space. The Company believes that such offices are adequate for its current purposes.

LEGAL PROCEEDINGS

          Access is involved as plaintiff and defendant in a legal action, as described below, which is incident to its business. Management does not believe that this action will have a material impact on the financial condition of the Company.

          In February 1998, Access filed an action against Edwin Alley, d/b/a Phone Anywhere ("Alley")in the United States District Court for the Middle District of Florida claiming that Alley, a former sales agent for Access, breached its agency agreement with Access, wrongfully diverted customers and business to Access's competitors, misappropriated Access's trade secrets, breached fiduciary and other duties owed to Access and engaged in unfair competition. Access seeks compensatory damages, injunctive relief and a declaratory judgment. Alley counterclaimed for breach of contract and quantum meruit, seeking damages and injunctive relief to enjoin the Access from soliciting or providing services to customers located by him. Discovery is proceeding on Access's claims. Alley has moved for summary judgment on jurisdictional grounds and Access is responding to the motion.

          Subsequent to the filing of Access's federal action, Alley commenced an action against Access in the Circuit Court of the Sixth Judicial Circuit, Pinellas County, Florida. In that action, Alley asserts essentially the same claims and seeks the same relief as in his federal counterclaim. Access has answered the Complaint, denying the material allegations in the pleading, and has asserted counterclaims against Alley based largely on the claims it asserted in the federal proceeding commenced by it. The Pinellas County proceeding has been stayed pending disposition of the federal action.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth certain information regarding those persons who are directors and executive officers of the Company.

     Name                   Age                       Position

Luca M.  Giussani           44          Chief Executive Officer and Director
Jeffrey R.  Chaskin         45          President, Chief Operating Officer
                                        and Director
Johannes S.  Seefried       39          Chief Financial Officer and Director
Gregory J.  Koutoulas       49          Vice President, Controller and
                                        Secretary
Richard C.  McEwan          43          Vice President of Agent Relations
William Newport             62          Director, Chairman of the Board of
                                        Directors
Kenneth L.  Garrett         55          Director


          Luca M. Giussani, a co-founder of the Company, has served as President, Chief Executive Officer and Director of the Company since its inception. Mr. Giussani currently works full time for the Company in the United States. Prior to co-founding the Company with Mr. Chaskin, Mr. Giussani served as an advisor to a number of developing countries for the restructuring of their foreign debt, as well as a consultant to several public sector Italian contractors specializing in the construction of power plants. Prior to 1993, Mr. Giussani was an officer of Orient & China S.P.A., a trading company specializing in transactions with China, and in the following concerns that provided consulting services to Italian contractors: Intraco P.E.F., Balzar Trading Ltd. and Ursus Finance Ltd.

          Jeffrey R. Chaskin is a co-founder of the Company and has been its Chief Operating Officer and a Director since its inception. Mr. Chaskin was named President in October of 1998. Mr. Chaskin has had a key role in the development of various telecommunications companies, and has consulted to the industry since 1981 including consulting regarding call center and switched network operations for CIL, Federal Express, CBN, ASCI and others.

          Johannes S. Seefried has been Chief Financial Officer of the Company since February 1997, and a Director since February 1998. Prior to 1994, Mr. Seefried held executive positions in corporate finance and securities sales with commercial and investment banking organizations, both in the United States and Europe. From 1990 to 1993, Mr. Seefried was employed by Banco Santander, a commercial and investment banking group. Mr. Seefried's primary responsibilities at the Santander Group included serving as a Vice President of corporate business development, including mergers and acquisitions. From 1994 to 1996, Mr. Seefried served as Managing Partner of Seefried Forstverwaltung, a privately-owned forestry and property management company. Mr. Seefried is a graduate of the Stanford Graduate School of Business, 1994, and the School of Foreign Service at Georgetown University, 1983.

          Gregory J. Koutoulas has been Vice President and Secretary of the Company since April 1995 and Controller since November 1994. From 1990 to 1994, Mr. Koutoulas served as Controller of F.A.S.T., INC., a wholesale distributor of health and beauty aids. Prior to his position with F.A.S.T., INC., from 1987 to 1989, Mr. Koutoulas was employed by Bertram Yacht, a manufacturer of luxury yachts, as Manager of Financial Analysis and Cost Accounting. Mr. Koutoulas received a B.S. in Economics with a concentration in Accounting from Purdue University in 1971 and is a licensed Certified Public Accountant.

          Richard C. McEwan has been Vice President of Agency Relations since September 1, 1997. Prior to joining the Company on a full-time basis, Mr. McEwan was a consultant to the Company since its inception after leaving Gateway USA where he served as its Director of International Development since 1990. From 1988 to 1990 Mr. McEwan was co-founder and Executive Vice President of Gateway Asia-Taiwan, the first overseas agency of Gateway USA providing call reorigination services. Mr. McEwan also provides consulting services to the Company's agent in the Bahamas. Mr. McEwan received a B.A. from Brigham Young University in 1980 and a Masters of International Management from the American Graduate School of International Management (Thunderbird) in 1982.

          William M. Newport became a Director and Chairman of the Board of Directors of the Company in February 1998. Mr. Newport was Chief Executive Officer of AT&T's cellular business from 1981 to 1983. In 1983, Mr. Newport joined the Bell Atlantic Corporation when it was formed as a result of the AT&T divestiture and retired in December 1992 from the Bell Atlantic Group as a Vice President for Strategic Planning, after a 36-year career in the telecommunications industry. Mr. Newport served as a director of Integrated Micro Products, a manufacturer of fault tolerant computers for telecommunications equipment vendors, from 1994 to 1996, and currently serves as a director of the Corporation for National Research Initiatives, a non-profit information technology research and development company, Authentix Networks, Inc., a wireless roaming fraud prevention and detection service provider, Ovum Holdings plc., a telecommunications consulting firm, and Condor Technology Solutions, a publicly traded company that provides information technology services, such as information systems development, networking, desk top computing systems and design installations. Mr. Newport holds degrees in Electrical Engineering from Purdue University and in Management from the Sloan School of Management at M.I.T.

          Kenneth L. Garrett became a director of the Company in April 1998. From 1994 to 1998, Mr. Garrett was President of KLG Associates, Inc., a telecommunications consulting firm specializing in the design and operations of networks, and was a member of the executive committee of Tri State Investment Group, LLP II, a group providing venture capital based in North Carolina. From 1989 to 1994, Mr. Garrett was a Senior Vice President in charge of AT&T's Network Services Division, and from 1964 to 1989, he worked in a number of capacities in operations, sales and marketing within the AT&T organization. Also, from 1971 to 1973, Mr. Garrett worked as district plant manager at Pacific Bell Telephone Company in San Francisco. Mr. Garrett holds degrees in Chemical Engineering from Iowa State University and in Management from the Sloan School of Management at M.I.T.

          Effective immediately before the Public Offering, the directors were divided into three classes, denominated Class I, Class II and Class III, with the terms of office expiring at the 1999, 2000 and 2001 annual meeting of shareholders, respectively. The directors have initially been divided into classes as follows: Class I: Mr. Giussani and Mr. Chaskin, Class II: Mr. Seefried and Mr. Newport and Class III: Mr. Garrett. At each annual meeting following such initial classification and election, directors elected to succeed those directors whose terms expire will be elected for a term to expire at the third succeeding annual meeting of shareholders after their election. All officers are appointed by and serve, subject to the terms of their employment agreements, if any, at the discretion of the Board of Directors.


CERTAIN LEGAL PROCEEDINGS

          Mr. Luca Giussani, the Company's president and chief executive officer, was the subject of a criminal proceeding in Italy under Italian law, which was part of a series of indictments issued against numerous people. Specifically, about May 1996 Mr. Giussani was charged with transmitting an invoice in 1991 to a corporation pursuant to an existing consulting contract for consulting services which it is alleged he did not perform. It was alleged that the invoice was used to disguise a political contribution made by that corporation which was unlawful under Italian law. Mr. Giussani was not charged with making an unlawful political contribution; but rather it is alleged that through the use of this invoice, Mr. Giussani facilitated the corporation's falsification of corporate records to disguise the contribution. Mr. Giussani consistently denied any improper conduct in connection with this matter and believed that he would ultimately be vindicated. In October 1997, the trial judge dismissed the claim against Mr. Giussani for lack of evidence. There is currently no criminal proceeding pending against Mr. Giussani; although he has been advised that the investigating magistrates are currently contemplating refiling charges against him and the other former defendants in this case in order to prevent the running of the applicable statute of limitations. Mr. Giussani is confident that he will prevail on the merits with respect to any charges brought against him. The Company does not believe that the outcome of the proceedings, even assuming Mr. Giussani were convicted, would have a material adverse impact on the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

          The Board of Directors has established three standing committees: the Executive Committee, the Compensation Committee and the Audit Committee. Luca Giussani, Jeffrey Chaskin and Johannes S. Seefried serve on the Executive Committee. The Executive Committee is authorized to exercise the powers of the Board of Directors between meetings. However, the Executive Committee may not
(i) amend the Articles of Incorporation or the Bylaws of the Company, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the shareholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, (iv) recommend to the shareholders a dissolution of the Company or revoke a dissolution, (v) elect a director, or (vi) declare a dividend or authorize the issuance of stock. William Newport and Kenneth L. Garrett serve on the Compensation Committee. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1998 Stock Incentive Plan (as defined). See "-Stock Incentive Plan." Johannes S. Seefried, William Newport and Kenneth L. Garrett serve on the Audit Committee. The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and the management letter, and performing such other duties as the Board of Directors may from time to time prescribe.


 COMPENSATION OF DIRECTORS

          The Company pays each non-employee director compensation of $2,000 for each meeting of the Board of Directors that he attends and $500 for a conference telephone meeting with members of the Board. Outside members of the Board will also be granted between 5,000 and 15,000 non-qualified options under the Stock Incentive Plan as described below for each year of service on the Board. Upon consummation of the Public Offering, Mr. Newport received 15,000, and Mr. Garrett received 10,000, non-qualified options at the Public Offering Price. The Company will reimburse each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings.

EXECUTIVE COMPENSATION

          The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during the fiscal year ended March 31, 1998, 1997 and 1996 by the Company to or on behalf of the Chief Executive Officer and the three other executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION

   Name and                  Year         Salary      Bonus        Other Annual
 Principal Position                                                Compensation

Luca M. Giussani             1998       $187,615     $281,909        $38,100(1)
President and Chief          1997       $170,000     $251,405         $8,200(1)
Executive Officer            1996       $170,000     $164,326         $4,704(1)

Jeffrey R. Chaskin (2).......1998       $187,615     $281,909        $32,516(1)
Executive Vice President     1997       $170,000     $251,405         $4,583(1)
and Chief Operating Officer  1996       $170,000     $164,326         $3,057(1)

Johannes S. Seefried (3).....1998       $137,942      $75,000         $1,490(1)
Chief Financial and          1997        $61,981         -                  -
Accounting Officer

Richard McEwan (4)...........1998        $76,000      $40,000        $20,962(5)
Vice President of Agency     1997           -            -           $50,000(5)
Relations                    1996           -            -           $50,000(6)

-----------
(1) Consists of the use of Company automobile, prepaid bonuses and vacation pay.
(2) Does not include compensation paid to Mr. Chaskin's wife, Joanne M. Canter, an employee of the Company. Ms. Canter's salary for 1996, 1997 and 1998 was $18,692, $18,000 and $18,069, respectively.
(3)      Mr. Seefried joined the Company on July 8, 1996.
(4)      Mr. McEwan joined the Company on September 1, 1997.
(5)      Consulting fees paid from April 1, 1997 to August 30, 1997.
(6)      Consulting fees.

LONG TERM COMPENSATION

          In connection with the Public Offering the Company established the 1998 Stock Incentive Plan, whereby 1,000,000 shares of Common Stock were authorized for issuance. As of September 30, 1998 the Company had granted 737,500 10-year options to purchase Common Stock at various exercise prices ranging from $3.375 to $9.50. Options granted to executive officers are as follows:

   NAME AND                OPTIONS     EXERCISE PRICE    VESTING PERIOD
PRINCIPAL POSITION

Luca M. Giussani           150,000       $9.50           75,000 May 12, 1998
President and Chief                                      75,000 January 1, 1999
Executive Officer

Jeffrey R. Chaskin         150,000       $9.50           75,000 May 12, 1998
Executive Vice President                                 75,000 January 1, 1999
and Chief Operating
Officer

Johannes S. Seefried       150,000     100,000 at        75,000 May 12, 1998
Chief Financial and                      $9.50           75,000 January 1, 1999
Accounting Officer                  50,000 at $4.125

Richard McEwan             100,000       $9.50           50,000 May 12, 1999
Vice President of                                        50,000 August 31, 1999
Agency Relations


EMPLOYMENT AGREEMENTS

          The Company has entered into employment agreements, effective on January 1, 1998, with each of Luca Giussani, Jeffrey Chaskin, Johannes S. Seefried and Richard McEwan for terms ranging from two to five years.

          The employment agreements with each of Messrs. Giussani and Chaskin, respectively, the Company's Chief Executive and Chief Operating Officers, provide for each to receive:

         (i)      base annual salary of $225,000 in 1998, $250,000 in 1999,
                  $275,000 in 2000, $300,000 in 2001 and $325,000 in 2002;

         (ii) minimum bonuses payable at the beginning of each calendar year, commencing in January 1998, of $45,000; in addition, each executive will receive additional bonuses, depending upon the Company's operating results, of $45,000 for each $1 million of earnings before interest, taxes, depreciation, amortization and such bonuses ("EBITDAB") up and including to an "EBITDAB" of $4 million, as generated by the Company during any fiscal year beginning on April 1, 1998 (such bonuses to be prorated for EBITDAB of a fraction of $1 million and paid monthly, subject to continuing adjustment for each quarterly and fiscal year's EBITDAB);

         (iii) bonuses commencing with the Company's fiscal year beginning on April 1, 1998, determined as a percentage of the executive's base annual pay depending upon the Company's EBITDAB, these bonuses begin to be payable at 20% of base annual pay for EBITDAB of at least $4 million, and increase in increments of 5% of base annual pay for each $1 million of additional EBITDAB above an EBITDAB of $4 million (such bonuses to be prorated for EBITDAB of a fraction of $1 million and paid quarterly subject to continuing adjustment for each fiscal year's EBITDAB) provided that aggregate bonuses as described in (ii), above and this section
                  (iii) shall not exceed 200% of the annual base pay;

         (iv) in the event of a termination without cause, or termination by the executive for good reason, compensation for the balance of the remaining term of the agreement, but for not less than one year; or in the event of termination of the executive following a change in control, a payment of three years' base includible compensation, equal to the maximum tax deduction that the Company can receive under applicable "golden parachute" regulations;

          (v) confidentiality provisions and a non-compete agreement within the State of Florida for one year after any termination of employment; and

         (vi) 10-year options to purchase 150,000 shares of Common Stock at the Public Offering Price, 75,000 of which vested upon the consummation of the Public Offering and the balance in January 1999 or upon a change in control of the Company. Mr. Giussani's options will be non-qualified. Options to purchase
                  $200,000 worth of Common Stock issued to Mr.
                  Chaskin will be tax-qualified and remainder will be non-qualified.

The agreements provide that the bonuses already paid to Messrs. Giussani and Chaskin through December 1997 comprised the entire bonus to which each is entitled in respect of the 1998 fiscal year. Both Mr. Giussani and Mr. Chaskin have waived any other claims for compensation from the Company accruing prior to January 1, 1998.

          The Company has entered into an employment agreement with Johannes Seefried, its Chief Financial and Accounting Officer, providing for terms similar to those in the employment agreements with Messrs. Giussani and Chaskin described above, except that:

         (i)    the term of the agreement is for two years from January 1, 1998;

         (ii)   the base annual salary is $170,000 in 1998 and $200,000 in 1999;

         (iii) a guaranteed bonus of $50,000 is payable at the commencement of the agreement and a bonus of $75,000 is payable upon consummation of the Public Offering, in addition to bonuses payable as a percentage of base annual pay depending on the EBITDAB of $4 million or more realized by the Company in any fiscal year beginning on or after April 1, 1998 and during the term of the agreement; all in accordance with the formula set forth in paragraph (iii), above with respect to Messrs. Giussani and Chaskin; and

         (iv) 10-year options to purchase 100,000 shares of Common Stock at the Offering Price, 50,000 of which vest upon consummation of the Public Offering and the balance in January 1999 or upon a change in control of the Company. Options to purchase $200,000 worth of Common Stock will be tax-qualified, the remaining options will be non-qualified.

          On September 1, 1997, the Company entered into a two-year employment agreement with Richard McEwan, its Vice President of Agent Relations. The agreement automatically renews for successive one-year terms unless either party provides written notice of non-renewal. Mr. McEwan was paid a starting bonus of $40,000 upon joining the Company and will receive a base annual salary of $130,000. Mr. McEwan is also eligible to receive bonuses each December at the discretion of the Board of Directors. Upon adoption by the Company of a stock incentive plan, Mr. McEwan is entitled to receive incentive stock options to purchase a number of shares equal to two percent of the Company's Common Stock outstanding as of the date of the agreement, at an option price and subject to a vesting schedule to be determined by the Company and its Board of Directors at their sole discretion. The agreement permits Mr. McEwan to continue to perform services for the Company's independent agent in the Bahamas, provided that doing so does not create a conflict of interest or unreasonably interferes with the performance of his duties under his employment agreement. Pursuant to that arrangement, Mr. McEwan provides "back office" support services to that agent in return for consulting fees equal to approximately 30% of the amount of agency fees that the Bahamas agent collects from the Company. These fees, which amounted to approximately $30,000 in 1996 and $50,000 in 1997 are paid directly to a trust of which Mr. McEwan is a trustee, and from which he received a $1,000 monthly trustee's fee through September 1997, after which that fee ceased being paid. The beneficiaries of the trust include various charitable endeavors, but also include the children of Mr. McEwan.


STOCK INCENTIVE PLAN

          The Company's Board of Directors and shareholders adopted the "1998 Stock Incentive Plan" (the "Stock Incentive Plan" or the "Plan") in February 1998. The Compensation Committee will administer the Plan. All employees and directors of and consultants to the Company are eligible to receive "Incentive Awards" under the Stock Incentive Plan. The Stock Incentive Plan allows the Company to issue Incentive Awards of stock options (including incentive stock options and non-qualified stock options), restricted stock and stock appreciation rights.

          A total of 1,000,000 shares of Common Stock are authorized for issuance under the Stock Incentive Plan. Not more than 200,000 shares of Common Stock may be the subject of incentives granted to any individual during any calendar year under the Stock Incentive Plan. On the effective date of their respective employment agreements, the Company granted its Chief Executive, Chief Operating and Chief Financial Officers 10-year stock options exercisable at the Public Offering Price covering 150,000, 150,000 and 100,000 shares of Common Stock, respectively. Half of these options vest upon issuance, and the balance vest on January 1, 1999 or upon a change in control of the Company. In addition, the compensation committee in a Board of Directors meeting held on April 8, 1998 granted to Mr. McEwan 10-year stock options exercisable at the Public Offering Price, covering 100,000 shares of Common Stock, and granted to a number of employees 10-year stock options exercisable at the Public Offering Price covering a total of 102,000 shares. Half of Mr. McEwan's options vest one year after the effective date of the Public Offering, and the other half vest on August 31, 1999 The 102,000 options granted to employees vest one year after the Public Offering, and can only be exercised 18 months after the Public Offering.

          On July 23, 1998 the Compensation Committee granted 70,500 10-year stock options of which 58,000 had an exercise price of $9.50 and 12,500 have an exercise price equal to the market value of the stock on September 15, 1998 or $3.375.

          On October 25, 1998 the Compensation Committee repriced the exercise price of 160,000 stock options previously granted. The Option's exercise price was reduced to the then current market value of $4.125.

          On November 6, 1998 the Compensation Committee granted 40,000 10-year stock options at an exercise price of $4.125, which was equal to the then current market value.

          The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Compensation Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to an optionee that owns more than 10% of the Common Stock of the Company.

          Stock options are exercisable for the duration determined by the Compensation Committee, but in no event more than ten years after the date of grant. The Compensation Committee may fix the vesting schedule and duration of options on the date of grant (in the case of qualified options, the term cannot exceed ten years from the date of grant or five years for options granted to an optionee that owns more than 10% of the Common Stock of the Company). The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Stock Incentive Plan and the Code.

          At the time a stock option is granted, the Compensation Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or non-qualified stock option. Stock options with no such designation shall be deemed non-qualified stock options.

          Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Compensation Committee may permit from time to time. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

          Stock options become immediately vested and exercisable in full upon the occurrence of such special circumstances as in the opinion of the Board of Directors merit special consideration.

          Stock options terminate three months following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. The Board of Directors may extend the post-termination exercise period for any individual, but not beyond the expiration of the original term of the option.

          An option grant may, in the discretion of the Compensation Committee, include a reload option right that entitles the holder, upon exercise of the original option and payment of an exercise price for the option in shares, to purchase at the fair market value per share at the time of exercise the number of shares used to pay the option exercise price. A reload option may, in the Compensation Committee's discretion, permit the holder upon exercise of the option to purchase the number of shares equal to the number of shares issued upon exercise of the original option. Any reload option will be subject to the same expiration date and exercisable at the same time as the original option with respect to which it is granted.

          The Compensation Committee may grant stock appreciation rights, either independently or in connection with the grant of a stock option. Stock appreciation rights granted in connection with an option may fall into one of two categories: "Conjunctive Rights" or "Alternative Rights." Conjunctive Rights will, upon exercise of the related stock option, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (a) the spread between the fair market value per share at the time of exercise and the per share option exercise price, and (b) the number of shares in respect of which the related option is exercised. Alternative Rights will, upon surrender of the related option with respect to the number of shares as to which such rights are then exercised, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (i) the spread between the fair market value per share at the time of exercise and the per share option exercise price, and (ii) the number of shares in respect of which the rights are exercised. The duration of stock appreciation rights granted in connection with a stock option will be coterminous with the duration of the stock option.

          Stock appreciation rights granted independently will, upon their exercise, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (a) the excess of the fair market value per share on the date of exercise of the stock appreciation rights over the fair market value per share on the date of grant of the stock appreciation rights, and (b) the number of shares in respect of which the stock appreciation rights are exercised. Stock appreciation rights granted independently of any stock option will be exercisable for a duration determined by the Compensation Committee, but in no event more than ten years from the date of grant.

          The Compensation Committee may also grant restricted stock awards under the Plan. Restricted stock awards will not be transferable until the restrictions are satisfied, removed or expire, and will bear a legend to that effect. The Compensation Committee may impose such other conditions as it deems advisable on any restricted shares granted to or purchased pursuant to a restricted stock award made under the Plan.

          Awards granted under the Plan contain anti-dilution provisions which will automatically adjust the number of shares subject to the award in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of Common Stock, the Compensation Committee may make such equitable adjustments to the number of shares and the class of shares available under the Stock Incentive Plan or to any outstanding award as it shall deem appropriate to prevent dilution or enlargement of rights.

          The Company shall obtain such consideration for granting options under the Stock Incentive Plan as the Compensation Committee in its discretion may request.

          Each award may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws.

          No award may be granted under the Stock Incentive Plan after the day preceding the tenth anniversary of the adoption of the Stock Incentive Plan.

          The Board of Directors or the Compensation Committee may at any time withdraw or amend the Stock Incentive Plan and may, with the consent of the affected holder of an outstanding award, at any time withdraw or amend the terms and conditions of outstanding awards. Any amendment which would increase the number of shares issuable pursuant to the Stock Incentive Plan or to any individual thereunder or change the class of individuals to whom options may be granted shall be subject to the approval of the shareholders of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          The Board of Directors established a compensation committee in April 1998. Prior to such time, decisions concerning executive compensation were made by the Board of Directors, including Messrs. Giussani, Chaskin and Seefried, all of whom were and continue to be executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. See "-Committees of the Board of Directors."

          None of the executive officers of the Company currently serve on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

LOANS AND ADVANCES TO EXECUTIVE OFFICERS

          Between December 26, 1995 and July 15, 1997, the Company loaned an aggregate of $127,000 to Luca Giussani, its Chief Executive Officer. The loans were evidenced by unsecured notes bearing interest at 7.65% per annum. In addition, the Company made cash advances totaling $4,749 on behalf of Mr. Giussani during this period. At March 31, 1998, Mr. Giussani had repaid all outstanding balances owed to the Company.

          During fiscal 1995, 416.67 Class C shares were issued to Jeffrey Chaskin, the Company's Chief Operating Officer, in exchange for a $18,750 promissory note bearing interest at 7.65% per annum, due March 1, 1997. Mr. Chaskin's 541.67 Class C shares were pledged as security for the note. On February 21, 1997, this loan was converted to an unsecured note bearing interest at 7.65% per annum, payable by February 21, 1998. Mr. Chaskin repaid the loan in full on December 19, 1997.

BONUSES PAID TO EXECUTIVE OFFICERS

          Pursuant to the employment agreements effective January 1, 1998, all bonuses, including any advance payments, paid to Messrs. Giussani and Chaskin through December 1997 comprise the entire bonus to which each is entitled in respect of the 1998 fiscal year. They also waived any other claims for compensation from the Company accruing prior to January 1, 1998. Messrs. Giussani and Chaskin each received $281,909 in bonuses under these agreements for fiscal year ended March 31, 1998. See "Management-Employment Agreements." As of September 30, 1998 the Company has advanced each of Messrs. Giusanni and Chaskin $107,092 towards their bonuses for the fiscal year ended March 31, 1999.

          On October 23, 1998 the Compensation Committee approved a special one-time bonus of $120,000 to each of Messrs. Guisanni and Chaskin to reward them for their efforts in closing the acquisition of Access.

TERM LOANS AND GUARANTEE BY CHIEF EXECUTIVE OFFICER

          During 1993, the Company entered into two term loan agreements with Citibank-Zurich providing for an aggregate loan amount of $730,000. The due dates of the two loans were May 20, 1996 and November 11, 1996, respectively. During 1995 and through April 1996, the Company repaid a total of $250,000 on the term loans. In September 1996, the Company replaced the two existing term loans with a new term loan with the same lender in the amount of $500,000 due August 31, 1998. During the fourth quarter of fiscal 1998 the Company repaid the remaining balance of $85,000 and terminated the loan agreement.

          Luca Giussani, the Company's Chief Executive Officer, provided security for these term loans by pledging money-market accounts equal to 100% of the outstanding loan balances.

AGREEMENTS WITH RISPOLI

          On November 1, 1995, the Company entered into a one-year consulting agreement with Ben Rispoli, a minority shareholder of the Company. The agreement automatically renews for successive one-year terms unless either party provides written notice of non-renewal. Pursuant to the agreement Mr. Rispoli will provide consulting services to assist the Company's marketing efforts for a monthly retainer of $11,250, plus reimbursement of reasonable travel expenses.

          On January 20, 1998, Messrs. Giussani, Rispoli and the Company entered into an agreement (the "January Agreement"). The January Agreement resolved the matter of Mr. Rispoli's beneficial interest in the Company's securities held in a fiduciary capacity by Fincogest, S.A. ("Fincogest"). Fincogest is a nominee Swiss entity that holds record title for the Company's securities beneficially owned by Mr. Giussani as well as Mr. Rispoli. Mr. Rispoli had a beneficial interest in the securities held by Fincogest since the Company's inception. The January Agreement resolves that Mr. Rispoli beneficially owns 8.3% of the Common Stock held by Fincogest, and that Mr. Giussani beneficially owns the remaining 91.7% of the Common Stock and all of the Series A Preferred Stock. The January Agreement also extends Mr. Rispoli's consulting agreement to December 31, 1998 and provides that the consulting agreement cannot be terminated except for "cause" and modifies the agreement to include an additional payment of $15,000 upon consummation of the Public Offering of the Company's securities during the term of the consulting agreement.

          Between December 21, 1995 and June 26, 1996, the Company loaned $65,000 in the aggregate to Ben Rispoli. The notes are unsecured and bear interest at the rate of 7.65% per annum. Beginning in September of 1997, the consultant's monthly retainer is being offset by the Company against the consultant's outstanding loan balance and accrued interest. At December 31, 1997 the outstanding loan balance and accrued interest was $28,894. At March 31, 1998, all amounts due to the Company by the consultant have been offset against the consultant's retainer.

                     PRINCIPAL AND REGISTERING SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus, of
(i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) the Registering Shareholders; (iii) each of the Company's directors; (iv) each of the executive officers named in the Summary Compensation Table; and (v) all directors and executive officers of the Company as a group. The address of each person listed below is 440 Sawgrass Corporate Parkway, Suite 112, Sunrise, Florida 33325, unless otherwise indicated.

Name of Beneficial Owner                   Number of             Percent
                                           Shares              of Ownership

Ben Christian Rispoli (1)                   375,000              5.6%
Luca M. Giussani (1)(2)                   4,200,000(4)          62.5%
Jeffrey R. Chaskin                          575,000(4)           8.6%
Johannes S. Seefried                         75,000(5)            (7)
Richard McEwan (3)                             -                   -
William Newport                               7,500(6)            (7)
Kenneth L. Garrett                            5,000(8)            (7)
All Executive Officers
And Directors as a Group
(7 Persons)                               4,862,500(4)(5)(6)(8) 72.0%


-----------

(1) Held by Fincogest S.A., a Swiss nominee entity, whose holdings of Common Stock are beneficially owned by Mr. Giussani (91.7%) and Ben Christian Rispoli (8.3%), residing at Corso Marconi 92, San Remo, Italy. Each of Mr. Giussani and Mr. Rispoli has sole voting and investment power with respect to his shares of Common Stock.
(2) Fincogest, S.A. also owns 100% of the outstanding shares of Series A Preferred Stock of the Company, all of which are beneficially owned by Mr. Giussani, who holds sole voting and investment power with respect to the Series A Preferred Stock.
(3) Excludes 10-year options to purchase 100,000 shares of Common Stock granted to Mr. McEwan, one-half vesting one year after the Public Offering, and one-half vesting on August 31, 1999.
(4)      Includes 10-year options to purchase 75,000 shares of Common Stock.
(5)      Includes 10-year options to purchase 75,000 shares of Common Stock.
(6)      Includes 10-year options to purchase 7,500 shares of Common Stock.
(7)      Less than 1%.
(8)      Includes 10-year options to purchase 5,000 shares of Common Stock.

          As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). Accordingly, they may include shares owned by or for, among others, the wife, minor children or certain other relatives of such individual, as well as other shares as to which the individual has the right to acquire within 60 days after such date.

                          DESCRIPTION OF CAPITAL STOCK

          The following description of the capital stock of the Company is subject to the Florida Business Corporation Act ("FBCA") and to provisions contained in the Company's Amended and Restated Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

          The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"), of which 1,000 shares of Series A Preferred Stock will be issued and outstanding, and 20,000,000 shares of Common Stock, par value $.01 per share, 6,500,000 shares of which will be issued and outstanding.

COMMON STOCK

          Subject to prior rights of any Preferred Stock then outstanding and to contractual limitations, if any, holders of outstanding shares of Common Stock will be entitled to receive dividends out of assets legally available therefor, as declared by the Board of Directors and paid by the Company.

          In the event of any liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution after payment of creditors, holders of any series of Preferred Stock outstanding at the time, and any other debts, liabilities and preferences. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock. See "-Preferred Stock."

          The holders of Common Stock will be entitled to vote cumulatively for the election of those members of the Board of Directors which may be elected by the holders of such stock.

          The Common Stock presently outstanding are fully paid and non-assessable.

PREFERRED STOCK

          The Board of Directors has the authority to issue Preferred Stock from time to time in one or more series, without shareholder approval, and with respect to each series to determine (subject to limitations prescribed by law):
(1) the number of shares constituting such series, (2) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock,
(3) whether the shares of each series shall be redeemable and the terms of any redemption thereof, (4) whether the shares shall be convertible into Common Stock or other securities and the terms of any conversion privileges, (5) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (6) the voting rights, if any, for shares of each series, (7) the provision of a sinking fund, if any, for each series and (8) generally any other rights and privileges not in conflict with the Amended and Restated Articles of Incorporation for each series and any qualifications, limitations or restrictions thereof.

          SERIES A PREFERRED STOCK. The Company has authorized one class of Series A Preferred Stock, consisting of 1,000 shares, all of which are issued and outstanding and owned by the Company's principal shareholder. The Series A Preferred Stock will have the exclusive right to elect one less than a majority of the members of the Board of Directors, and is entitled to a $1.00 per share liquidation preference over the Common Stock. Other than with respect to payment of this liquidation preference, the Series A Preferred Stock will not share in liquidation payments. The Series A Preferred Stock will not participate in dividends and will not be redeemable or convertible into Common Stock. The holders of 662/3 of the outstanding Series A Preferred Stock must consent to the creation or issuance of any class or series of Preferred Stock that has greater or equal voting rights with respect to election of Directors as the Series A Preferred Stock.

OPTIONS

          As of December 31, 1998 the Company had granted options to purchase up to 737,500 shares of Common Stock, at various exercise prices ranging from $3.375 to $9.50, pursuant to the provisions of the Company's Stock Incentive Plan. See "Management-Stock Incentive Plan." The Compensation Committee of the Board of Directors may authorize the issuance of additional options under the Stock Incentive Plan. The Company filed a registration statement on Form S-8 under the Securities Act to register these shares. See "Shares Eligible for Future Sale."

 REPRESENTATIVE'S WARRANTS

          Pursuant to an underwriting agreement with Joseph Charles & Associates, Inc. ("Joseph Charles") which was entered into in May 1998 in connection with the Public Offering (the "Underwriting Agreement"), the Company sold to Joseph Charles, as representative of the underwriters, for the sum of $150.00, warrants to purchase up to 150,000 shares of Common Stock at $15.20 per share, subject to certain anti-dilution provisions for stock splits, stock dividends, recombinations and reorganizations ("Representative's Warrants"). The shares purchasable upon exercise of the Representative's Warrant are identical to the shares offered pursuant to the Company's Public Offering. The Representative's Warrants are not transferable for one year from the date of issuance, except to officers of Joseph Charles and members of the selling group and their officers. For the life of the Representative's Warrants, the holder thereof is given the opportunity to profit from a rise in the market price of the Common Stock of the Company with a resulting dilution in the interest of other shareholders. The Company may find it more difficult to raise additional equity capital while the Representative's Warrants are outstanding; at any time when the holders of the Representative's Warrants might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided in the Representative's Warrants. Pursuant to the terms of the Representative's Warrants, the Company agreed to register under the Securities Act, at its expense on one occasion, the Representative's Warrants and/or the underlying shares at the request of the holders thereof. The Company has also agreed to afford certain "piggy-back" registration rights to the holders of the Representative's Warrants and/or the underlying Warrant shares (which expire on May 12, 2003).

VOTING RIGHTS

          Shareholders are entitled to one vote for each share of Common Stock held of record. Holders of Common Stock will vote cumulatively for the election of Directors. The holders of Series A Preferred Stock, voting as a separate class, will be entitled to elect two (2) of the five (5) members of the Board of Directors, and one less than a numerical majority of any expanded Board of Directors.

CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION, BYLAWS AND CERTAIN STATUTORY PROVISIONS

          Certain provisions in the Amended and Restated Articles of Incorporation, the Bylaws and the FBCA could have the effect of delaying, deferring or preventing changes in control of the Company.

          The Company's Amended and Restated Articles of Incorporation contain certain provisions that could discourage potential takeover attempts and impede attempts by shareholders to change management. The Amended and Restated Articles of Incorporation provide for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class; provided, however, that the initial terms of the directors in the first, second and third classes of the Board of Directors expire in 1998, 1999 and 2000, respectively. The Company's Amended and Restated Articles of Incorporation provide that no director may be removed except for cause and by the vote of not less than 66.66% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors. The Amended and Restated Articles of Incorporation permit the Board of Directors to create new directorships, and the Company's Bylaws permit the Board of Directors to elect new directors to serve the full term of the class of directors in which the new directorship was created. The Bylaws also provide that the Board of Directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. A vote of not less than 66.66% of the total outstanding voting power of the securities of the Company then entitled to vote in the election of directors is required to amend the foregoing provisions of the Amended and Restated Articles of Incorporation.

          The Company is subject to Sections 607.0901 and 607.0902 of the Florida Business Corporation Act. In general, Section 607.0901 restricts the ability of a greater than 10% shareholder of a company to engage in a wide range of specified transactions (including mergers, asset sales, and other affiliated transactions) between such company and such shareholder or a person or entity controlled by or controlling such shareholder. The statute provides that such a transaction must be approved by the affirmative vote of the holders of two-thirds of such company's voting shares, unless it is approved by a majority of the disinterested directors. Section 607.0902 restricts the ability of a third party to effect an unsolicited change in control of a company. In general, the statute provides that shares acquired in a transaction which effects a certain threshold change in the ownership of a company's voting shares (a "control share acquisition") have the same voting rights as shares held by the acquiring person prior to the acquisition only to the extent granted by a resolution adopted by shareholders in a prescribed manner. These statutory provisions may have an anti-takeover effect by deterring unsolicited offers or delaying changes in control or management of the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Article NINTH of the Company's Amended and Restated Articles of Incorporation provides that, to the full extent permitted by the FBCA, directors shall not be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders.

         The Company's Amended and Restated Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the FBCA.

          The Company maintains directors' and officers' liability insurance which is intended to provide the Company's directors and officers protection from personal liability in addition to the protection provided by the Company's Amended and Restated Articles of Incorporation and Bylaws as described above.

TRANSFER AGENT

          The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

DESCRIPTION

          The Company has outstanding 6,500,000 shares of Common Stock. The 1,500,000 shares of Common Stock sold in the Public Offering are freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 5,000,000 outstanding shares (all such shares being referred to herein as the "Controlling Shareholders Shares") are held by the Company's Controlling Shareholders. The Controlling Shareholders Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act. The Registering Shareholders are registering 200,000 of the Controlling Shareholders Shares (120,000 shares beneficially owned by Mr. Giussani and 80,000 shares owned by Mr. Chaskin) pursuant to the Registration Statement of which this prospectus forms a part, but such shares are subject to a holdback agreement with the Representative and may not be sold or otherwise disposed of without the Representative's consent until after May 12, 1999.

          As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates" if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in a transaction not involving a public offering. In general, under Rule 144, if a period of at least one year has elapsed since the date the restricted securities were acquired from the Company or an affiliate of the Company, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell in broker's transactions or to market makers within any three-month period a number of shares which does not exceed the greater of (i) 1% of the Company's then outstanding shares of Common Stock or (ii) the share's average weekly trading volume during the four calendar weeks preceding the date the Notice of Sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the one-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares without regard to the volume limitation and other conditions of Rule 144.

          The Company has reserved 1,000,000 shares of its Common Stock for issuance under the Stock Incentive Plan. The Company has filed a Registration Statement on Form S-8 under the Securities Act to register these shares. Subject to compliance with Rule 144 by affiliates of the Company, any shares issued upon exercise of options granted under the Stock Incentive Plan are freely tradable. However, such shares will not be transferable without the consent of the Representative until May 12, 1999.

SALES BY REGISTERING SHAREHOLDERS

          This Prospectus relates to the offer and sale from time to time of 200,000 shares of Common Stock. The Shares are offered by the Registering Stockholders identified in the table below. It is unknown if, when, or in what amounts a Registering Stockholder may offer the Shares for sale. There is no assurance that the Registering Stockholders will sell any or all of the Shares offered hereby.

          Because the Registering Stockholders may offer all or some of the Shares pursuant to the Offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares that will be held by the Registering Stockholders after completion of the Offering, no estimate can be given as to the amount of the Shares that will be held by the Registering Stockholders after completion of the Offering.

          The Registering Stockholders and any broker or dealer to or through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act with respect to the Shares offered hereby, and any profits realized by the Registering Stockholders are not expected to exceed normal selling expenses for sales. The registration of the Shares under the Securities Act shall not be deemed an admission by the Registering Stockholders or the Company that the Registering Stockholders are underwriters for purposes of the Securities Act of any Shares offered under this Prospectus.

          The following table sets forth the name of each Registering Stockholder and the number of shares and percentage of Common Stock owned beneficially by each Registering Stockholder as of September 30, 1998. The Company will not receive any of the proceeds from the sale of Shares by the Registering Stockholders.

          Any underwriting commission paid by the Company or Registering Shareholders to underwriters or agents in connection with the offering of the shares of Common Stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in a Prospectus. Underwriters, dealers and agents participating in the distribution of shares of Common Stock (including agents only soliciting or receiving offers to purchase shares on behalf of the Company) may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.


                                                                Shares to
  Name of Registering           Shares Beneficially              be sold in          Shares Beneficially
   Stockholder                Owned Before the Offering        The Offering(1)     Owned After the Offering
                           Number                Percent                           Number          Percent

Luca M. Giussani           4,200,000              62.5%             ----         4,200,000          62.5%
Jeffrey R. Chaskin           375,000               5.6%             ----           375,000           5.6%

--------------------

(1) The shares of Common Stock owned by the Registering Shareholders and registered in this Offering are subject to a holdback agreement with the Representative and may not be sold without the Representatives consent until 12 months after the date of the Public Offering.

                              PLAN OF DISTRIBUTION

          The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. The Registering Stockholders may sell all or a portion of the shares of Common Stock from time to time while the Registration Statement of which this Prospectus is a part remains effective. To the extent required, the number of shares of Common Stock to be sold, the names of the Registering Stockholders, the purchase price, the name of any agent or dealer and any applicable commissions with respect to a particular offer will be set forth in an accompanying supplement to this Prospectus. The aggregate proceeds to the Registering Stockholders from the sale of Common Stock offered hereby will be the prices at which such securities are sold, less any commissions.

          Following the expiration of the 12 month holdback period to which their shares are subject or the waiver of such holdback by the underwriters, the Common Stock may be sold by the Registering Stockholders in transactions on the over-the-counter market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. A Registering Stockholder may elect to engage a broker or dealer to effect sales in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the converted shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (d) pro rata distributions as part of the liquidation and winding up of the affairs of the Registering Stockholders, (e) privately negotiated transactions and (f) exchange distributions and/or secondary distributions in accordance with the rules of the Nasdaq. In effecting sales, brokers and dealers engaged by Registering Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Registering Stockholders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the Registering Stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Registering Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such Registering Stockholder.

          Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The Registering Stockholders may also pledge such shares to banks, brokers or other financial institutions as security for margin loans or other financial accommodations that may be extended to such Registering Stockholders, and any such bank, broker or other institution may similarly offer, sell and effect transactions in such shares.

          The Registering Stockholders may from time to time deliver all or a portion of the Shares to cover a short sale or sales upon the exercise, settlement, or closing of a call equivalent position or a put equivalent position.

          The Registering Stockholders may sell all or any portion of the Shares in reliance upon Rule 144 under the Securities Act. Shares not sold pursuant to the Registration Statement of which this Prospectus is a part may be subject to certain restrictions under the Securities Act and could be sold, if at all, only pursuant to Rule 144 or another exemption from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose Shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of Shares which does not exceed the greater of one percent of the Company's outstanding shares of Common Sock or the average weekly reported trading volume of the Company's Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of Shares by a person who is not an affiliate of the Company and who has satisfied a two-year holding period without any volume limitation. Therefore, both during and after the effectiveness of the Registration Statement, sales of the Shares may be made by the Registering Stockholders pursuant to Rule 144.

          The Registering Stockholders and any broker-dealers or agents that participate with the Registering Stockholders in sales of shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

          The Company will pay all expenses incident to the offering and sale of the Common Stock to the public other than underwriting discounts and selling commissions.

          The Company and the Registering Stockholders may agree to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with the offering of the Shares, including liabilities under the Securities Act.

                                 PUBLIC OFFERING

          In connection with the Public Offering, the Company entered into an Underwriting Agreement with Joseph Charles, the representative of the underwriters, a copy of which has been filed with the Commission as an exhibit to the Registration Statement. The Underwriting Agreement provided that the underwriters purchase, on a "firm commitment" basis, 1,500,000 shares from the Company upon closing of the underwriting at a price to the Company reflecting an underwriter's discount of 7 3/4 % from the price at which such shares would be offered for sale to the public, $9.50 per share; that is, Joseph Charles would pay the Company $8.76375 per share or an aggregate of $13,145,625 for all 1,500,000 shares. The difference of $.73625 per share between the underwriters' price and the price to the public, or an aggregate of $1,104,375 for 1,500,000 shares, represented the underwriters; compensation. Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to an additional 225,000 shares of Common Stock to cover over-allotments at the Public Offering price less the underwriting discount of 7 3/4%, Joseph Charles did not exercise the over-allotment option. The Underwriting Agreement further provided that Joseph Charles receive from the Company a non-accountable expense allowance equal to 3% of the aggregate Public Offering proceeds of the shares offered pursuant thereto. In addition to the foregoing, Joseph Charles acquired the Representative's Warrants. See "Description of Capital Stock--Representative's Warrants." The Public Offering closed on May 18, 1998.

          The Company has also agreed, for a period of two (2) years from May 12, 1998, at the option of Joseph Charles, to nominate a designee of Joseph Charles as a non-voting advisor to the Company's Board of Directors, this designee will be entitled to 10-year options to purchase 4,000 shares of Common Stock at its fair market value at the time of grant for each year of service in such capacity, and to compensation of $2,000 per meeting attended in person, $500 per meeting attended by conference call and reimbursement for expenses for attendance at Board Meetings. Joseph Charles has not yet exercised its right to designate such a person.

          At the closing of the Public Offering, the Company retained Joseph Charles as a financial consultant for two years. The aggregate fee paid Joseph Charles for such consulting services was $72,000 which fee was paid in full upon closing of the Public Offering.

          Except in connection with acquisitions, the issuance of up to 1,000,000 shares of Common Stock issuable under the Stock Incentive Plan, or, with the consent of the Representative, warrants issued in connection with a debt offering intended to fund acquisitions the Company has agreed, for a period of twelve (12) months from the closing of the Public Offering, that it will not issue, sell or purchase any shares of Common Stock or Preferred Stock or issue warrants or options or other equity securities of the Company without the prior written consent of the Representative. In addition, the officers, directors and principal shareholders of the Company have agreed that they will not offer, sell, contract to sell, transfer, assign, contract to assign, gift, grant any option or warrant to purchase, or right to acquire, announce an intention to sell, pledge, exchange, contract to exchange or otherwise dispose of or contract to dispose of, directly or indirectly any shares of Common Stock or Preferred Stock of the Company owned by them for a period of at least twelve (12) months from the closing of the Public Offering without the prior written consent of the Representative except for transfers among existing shareholders and gifts to their children or trusts for their children provided such persons agree to be bound by the foregoing restrictions. The Representative may, in its discretion, and without notice to the public, waive such restrictions and permit holders otherwise agreeing to restrict their shares to sell any or all of their shares.


                                  LEGAL MATTERS

          Certain legal matters with respect to the Common Stock have been passed upon for the Company by Stroock & Stroock & Lavan LLP, Miami, Florida.

                                     EXPERTS

          The consolidated financial statements of Ursus Telecom Corporation at March 31, 1998 and 1997 and for each of the three years in the period ended March 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Access Authority, Inc. at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

          The Company has filed with the Commission a Post Effective Amendment No. 1 to the Registration Statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, with respect to the Common Stock offered by the Registering Stockholders. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereunder. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

          The Registration Statement, including exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. In addition, registration statements and certain other filings made by the Commission through its Electronic Data Gathering and Retrieval ("EDGAR") systems are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

                             REPORTS TO SHAREHOLDERS

          The Company intends to furnish its shareholders with annual reports containing audited financial statements and a report thereon by independent certified public accountants and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                                GLOSSARY OF TERMS

          ACCOUNTING OR SETTLEMENT RATE-The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

          CALL REORIGINATION (ALSO KNOWN AS "CALLBACK")- A form of dial up access that allows a user to access a telecommunications company's network by placing a telephone call, hanging up, and waiting for an automated call reorigination. The call reorigination then provides the user with a dial tone which enables the user to initiate and complete a call.

          CAGR-Compound Annual Growth Rate.

          CALL-THROUGH-The provision of international long distance service through conventional long distance or "transparent" call reorigination.

          CLEC-Competitive Local Exchange Carrier.

          CUG (CLOSED USER GROUP)-A group of specified users, such as employees of a company, permitted by applicable regulations to access a private voice or data network, which access would otherwise be denied to them as individuals.

          DIRECT ACCESS-A means of accessing a network through the use of a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantages of direct access include simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs (provided there is sufficient traffic over the circuit to generate economies of scale).

          DIAL-UP ACCESS-A form of service whereby access to a network is obtained by dialing an international toll-free number or a local access number.

          EUROPEAN UNION OR EU-Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom.

          FACILITIES-BASED CARRIER-A carrier which transmits a significant portion of its traffic over owned transmission facilities.

          FCPA-Foreign Corrupt Practices Act.

          FIBER-OPTIC-A transmission medium consisting of high-grade glass fiber through which light beams are transmitted carrying a high volume of telecommunications traffic.

          IPLC (INTERNATIONAL PRIVATE LINE CIRCUITS)-Point-to-point permanent connections which can carry voice and data. IPLCs are owned and maintained by ITOs or third party resellers.

          INTERNET PROTOCOL (IP)-A class of product that uses data and/or voice transmission over the Internet/Intranet.

          IDD-International Direct Dial.

          ISDN (INTEGRATED SERVICE DIGITAL NETWORK)-A hybrid digital network capable of providing transmission speeds of up to 128 kilobits per second for both voice and data.

          ISP-International Settlements Policy. The ISP establishes the permissible arrangements between facilities-based carriers based in the U.S. and their foreign counterparts for terminating each other's traffic over their respective networks.

          IRU-Indefeasible Right of Use.

          ISR (INTERNATIONAL SIMPLE RESALE)-The use of international leased lines for the resale of switched telephony services to the public, by passing the current system of accounting rates.

          ITO (INCUMBENT TELECOMMUNICATIONS OPERATOR)-The dominant carrier or carriers in each country, often, but not always, government-owned or protected (alternatively referred to as the Postal, Telephone and Telegraph Company, or PTT).

          ITU-International Telecommunications Union-International
Telecommunications Association headquartered in Geneva, Switzerland.

          LCR-Least Cost Routing.

          LEC (LOCAL EXCHANGE CARRIER)-Companies from which the Company and other long distance providers must purchase "access services" to originate and terminate calls in the U.S.

          LOCAL CONNECTIVITY-Physical circuits connecting the switching facilities of a telecommunications services provider to the interexchange and transmission facilities of a facilities-based carrier.

          LOCAL EXCHANGE-A geographic area determined by the appropriate regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

          NODE-A specially configured multiplexer which provides the interface between the local PSTN where the node is located and a switch. A node collects and concentrates call traffic from its local area and transfers it to a switch via private line for call processing. Nodes permit a carrier to extend its network into new geographic locations by accessing the local PSTN without requiring the deployment of a switch.

          OPERATING AGREEMENTS-An agreement that provides for the exchange of international long distance traffic between correspondent international long distance providers that own facilities in different countries. These agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the corresponding long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

          PBX (PUBLIC BRANCH EXCHANGE)-Switching equipment that allows connection of a private extension telephone to the PSTN or to a Private Line.

          POPS-Points of Presence. An interlinked group of modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Network through a local telephone call.

          PSCS-Public Service Commissions.

          PRIVATE LINE-A dedicated telecommunications connection between end user locations.

          PSTN (PUBLIC SWITCHED TELEPHONE NETWORK)-A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

          REFILE-Traffic originating from one country (original country) and destined to another country (receiving country) is routed through a third country without the knowledge of the receiving country. The receiving country has only identified the third country and assumes the traffic originated from the third country only.

          RESALE-Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.

          SWITCHING FACILITY-A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

          TRANSIT-Traffic originating from one country and destined to another country is routed through a third country with the full knowledge and consent of all countries and carriers concerned.

          TRANSPARENT CALL REORIGINATION-Technical innovations have enabled telecommunications carriers to offer a "transparent" form of call reorigination without the usual "hang up" and "callback" whereby the call is automatically and swiftly processed by a programmed switch.

          VALUE-ADDED TAX (VAT)-A consumption tax levied on end-consumers of goods and services in applicable jurisdictions.

          VOICE TELEPHONY-A term used by the EU, defined as the commercial provision for the public of the direct transport and switching of speech in real-time between public switched network termination points, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination points.

          WTO-World Trade Organization (based in Geneva, Switzerland).

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
URSUS TELECOM CORPORATION

Pro Forma Condensed Consolidated Financial Statements (unaudited)           F-1

   Condensed Consolidated Statement of Operations for the Year ended
     March 31, 1998                                                         F-2

   Pro Forma Condensed Consolidated Statement of Operations for the
     Six Months ended September 30, 1998 (unaudited)                        F-3

   Notes To Unaudited Pro Forma Condensed Consolidated Statements Of
     Operations                                                             F-4

Consolidated Financial Statements

   Report of Independent Certified Public Accountants                       F-5

   Consolidated Balance Sheets as of March 31, 1997 and 1998 and
     September 30, 1998 (unaudited)                                         F-6

   Consolidated Statements of Income for the fiscal years ended
     March 31, 1996, 1997 and 1998 and the six months ended
     September 30, 1998 (unaudited)                                         F-7

   Consolidated Statement of Shareholders' Equity (Capital
     Deficiency) for the fiscal years ended March 31, 1996,
     1997 and 1998 and the six months ended September 30, 1998
     (unaudited)                                                            F-8

   Consolidated Statements of Cash Flows for the fiscal years ended March 31, 1996, 1997 and 1998 and the six months ended
     September 30, 1998 (unaudited)                                         F-9

   Notes to Consolidated Financial Statements                               F-10

ACCESS AUTHORITY INC.

   Combined Consolidated Financial Statements                               F-25

   Report of Independent Certified Public Accountants                       F-25

   Consolidated Balance Sheets as of December 31, 1996 and 1997
     and June 30, 1998 (unaudited)                                          F-26

   Combined Consolidated Statements of Operations for the years ended December 31, 1995, 1996 and 1997 and the six months
     ended June 30, 1997 and 1998 (unaudited)                               F-27

   Combined Consolidated Statements of Stockholders' Deficit for
     the years ended December 31, 1995, 1996 and 1997 and the six
     months ended June 30, 1998 (unaudited)                                 F-28

   Combined Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997 and the six months
     ended June 30, 1997 and 1998 (unaudited)                               F-29

   Notes to Combined Consolidated Financial Statements                      F-30

PRO FORMA FINANCIAL INFORMATION

The following pro forma condensed consolidated statements of operations are set forth herein to give effect to the acquisition of Access by the Company as if such acquisition had occurred as of the beginning of each period presented by combining the statements of operations of (i) the Company for the year ended March 31, 1998 and Access for the year ended December 31, 1997, and (ii) the Company for the six months ended September 30, 1998 and Access for the six months ended June 30, 1998. The pro forma consolidated statements of operations do not reflect any potential cost savings which may be obtained following the acquisition. The pro forma adjustments and assumptions are based on estimates, evaluations and other data currently available.

The pro forma condensed consolidated statements of operations are provided for illustrative purposes only and are not necessarily indicative of the combined results of operations that would have been reported on a historical basis, nor do they represent a forecast of the combined future results of operations for any future period. All information contained herein should be read in conjunction with the Consolidated Financial Statements and the notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein and the financial statements and notes thereto of Access included herein.

                            Ursus Telecom Corporation
                          Unaudited Pro Forma Condensed
                      Consolidated Statement of Operations
                        For the Year ended March 31, 1998


                                                 Ursus Telecom         Access
                                                   Corporation     Authority Inc.
                                                   Year ended        Year ended
                                                   March 31,        December 31,       Pro Forma           Pro Forma
                                                      1998             1997(a)        Adjustments          As Adjusted
                                             ----------------------------------------------------------------------------
Revenues:
   Retail                                         $24,198,629        $24,096,245                             $48,294,874
   Wholesale                                        3,899,695         23,457,638                              27,357,333
                                             ----------------------------------------------------------------------------
Total revenues                                     28,098,324         47,553,883                              75,652,207

Cost of revenues:
   Retail                                          15,017,899         14,421,434                              29,439,333
   Wholesale                                        3,514,796         19,581,748                              23,096,544
                                             ----------------------------------------------------------------------------
Total cost of revenues                             18,532,695         34,003,182                              52,535,877
                                             ----------------------------------------------------------------------------

Gross profit                                        9,565,629         13,550,701                              23,116,330

Operating expenses:
   Commissions                                      4,181,651          5,473,772                               9,655,423
   Selling, general and administrative              3,467,585          6,557,425                              10,025,010
     expenses
   Depreciation and amortization                      196,497            413,078            562,341 (b)        1,171,916
                                             ----------------------------------------------------------------------------
Total operating expenses                            7,845,733         12,444,275            562,341           20,852,349
                                             ----------------------------------------------------------------------------

Operating income                                    1,719,896          1,106,426           (562,341)           2,263,981

Other income (expense):
   Interest expense                                   (23,747)          (140,888)                               (164,635)
   Interest income                                     26,752             48,444                                  75,196
   Gain (loss) on sale of equipment                    10,584               -                                     10,584
                                             ----------------------------------------------------------------------------
                                                       13,589            (92,444)                                (78,855)
                                             ----------------------------------------------------------------------------
Income before provision (benefit)
   for income taxes                                 1,733,485          1,013,982           (562,341)           2,185,126
Provision (benefit) for income taxes                  659,577           (361,000)                   (d)          298,577
                                             ----------------------------------------------------------------------------
Net income                                       $  1,073,908        $ 1,374,982          $(562,341)         $ 1,866,549
                                             ============================================================================

Pro forma net income per common
   share-basic and dilutive                      $        .21                                                $       .38
                                             ============================================================================

Pro forma weighted average shares
   outstanding                                      5,000,000                                                  5,000,000
                                             ============================================================================



                            Ursus Telecom Corporation

                          Unaudited Pro Forma Condensed
                      Consolidated Statement of Operations
                   For the Six Months ended September 30, 1998


                                                        Ursus Telecom        Access
                                                         Corporation     Authority Inc.
                                                         For the Six      For the Six
                                                        Months Ended      Months Ended
                                                        September 30,       June 30,        Pro Forma         Pro Forma
                                                            1998            1998(a)        Adjustments        As Adjusted
                                                    --------------------------------------------------------------------------
Revenues:
   Retail                                               $11,687,009        $8,586,575                        $ 20,273,584
   Wholesale                                              1,561,369         9,979,816                          11,541,185
                                                    --------------------------------------------------------------------------
   Total revenues                                        13,248,378        18,566,391                          31,814,769

Cost of revenues:
   Retail                                                 7,339,275         5,755,106                          13,094,381
   Wholesale                                              1,230,988         8,251,976                           9,482,964
                                                    --------------------------------------------------------------------------
Total cost of revenues                                    8,570,263        14,007,082                          22,577,345
                                                    --------------------------------------------------------------------------

Gross profit                                              4,678,115         4,559,309                           9,237,424

Operating expenses:
   Commissions                                            1,799,120         1,070,895                           2,870,015
   Selling, general and administrative expenses           2,553,369         3,699,393                           6,252,762
   Depreciation and amortization                            228,904           263,101           281,170 (c)       773,175
                                                    ----------------------------------------------------------------------------
Total operating expenses                                  4,581,393         5,033,389           281,170         9,895,952
                                                    --------------------------------------------------------------------------

   Operating income (loss)                                   96,722          (474,080)         (281,170)         (658,528)

Other income (expense):
   Interest expense                                         (20,452)          (23,621)                            (44,073)
   Interest income                                          231,979            46,446                             278,425
   Gain on contingency settlement                                             499,756                             499,756
                                                    --------------------------------------------------------------------------
                                                            211,527           522,581                             734,108
                                                    --------------------------------------------------------------------------
Income (loss)before provision (benefit)
   for income taxes                                         308,249            48,501          (281,170)           75,580
Provision (benefit) for income taxes                        155,370            18,000                   (d)       173,370
                                                    --------------------------------------------------------------------------
Net income(loss)                                        $   152,879        $   30,501       $  (281,170)       $  (97,790)
                                                    ==========================================================================

Pro forma net income per common
   Share-basic and dilutive                             $      .02                                             $     (.02)
                                                    ==========================================================================

Pro forma weighted average shares outstanding            6,110,497                                              6,110,497
                                                    ==========================================================================

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Note 1. The unaudited pro forma condensed consolidated statements of operations, including the notes thereto, should be read in conjunction with the historical consolidated financial statements of the Company and the combined consolidated financial statements of Access for the indicated periods.

Note 2. The Company's statement of operations for the year ended March 31,1998 has been combined with Access's statement of operations for the year ended December 31, 1997. Additionally, the Company's statement of operations for the six month period ended September 30, 1998 has been combined with Access's statement of operations for the six month period ended June 30, 1998. The purpose of combining the two companies is for the presentation of unaudited pro forma condensed consolidated statements of operations only.

Note 3. The unaudited pro forma condensed consolidated statements of operations for the Company and Access have been prepared as if the acquisition was completed as of the beginning of each period presented. The unaudited pro forma net loss per share is based on the weighted average number of common shares of the Company's Common Stock outstanding during the periods presented.

Note 4. The unaudited pro forma condensed consolidated statements of operations do not reflect activity subsequent to the periods presented and therefore do not reflect the loss of revenue attributable to Access's loss of two agents. These agents in the aggregate accounted for approximately $2 million per month of revenue for the year ended December 31, 1997.

Note 5. The following pro forma adjustments are reflected in the unaudited pro forma condensed consolidated statements of operations.

(a) Certain reclassifications have been made to Access's historical financial statements to conform to Ursus Telecom Corporation's presentation.

(b) To record amortization expense of intangibles for the year ended March 31, 1998 for the excess of purchase price over the fair value of net assets acquired. The Company has preliminarily allocated the excess of purchase price over the fair value of net assets acquired to goodwill and customer lists using lives of 20 and 7 years, respectively.

(c) To record amortization expense of intangibles for the six months ended September 30, 1998. The Company has preliminarily allocated the excess of purchase price over the fair value of net assets acquired to goodwill and customer lists using lives of 20 and 7 years, respectively.

(d) No tax effect has been recorded as the amortization expense is non-deductible for income tax purposes.


               Report of Independent Certified Public Accountants

Board of Directors
Ursus Telecom Corporation

We have audited the accompanying consolidated balance sheets of Ursus Telecom Corporation as of March 31, 1997 and 1998, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ursus Telecom Corporation at March 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                                     /s/ Ernst & Young LLP

Miami, Florida
July 2, 1998

                            Ursus Telecom Corporation
                           Consolidated Balance Sheets

                                                                                             March 31,            September 30,
                                                                                      1997           1998             1998
                                                                                ----------------------------------------------------
Assets                                                                                                             (unaudited)
Current assets:
   Cash and cash equivalents                                                     $   740,765       $1,035,149        $4,629,984
   Accounts receivable, net                                                        3,378,886        4,183,750         4,616,375
   Advances and notes receivable--related parties                                    185,694           65,274           229,932
   Prepaid expenses                                                                   51,570           54,980           592,796
   Income taxes receivable                                                           161,430           60,430            78,008
   Deferred taxes                                                                      9,076           49,841           603,913
   Other current assets                                                               38,716           52,944            74,598
                                                                                ----------------------------------------------------
   Total current assets                                                            4,566,137        5,502,368         10,825,606
   Equipment, net                                                                    587,368        1,258,074         2,778,404
   Deferred taxes                                                                     17,373           14,042            14,042
   Deposit on acquisition                                                               -             377,141           102,988
   Deferred costs of public offering                                                    -             514,619              -
   Intangibles, net                                                                     -                -            9,066,180
   Other assets, net                                                                  72,508           66,267           231,057
                                                                                ----------------------------------------------------
   Total assets                                                                   $5,243,386       $7,732,511       $23,018,277
                                                                                ====================================================
Liabilities and shareholders' equity Current liabilities:
   Accounts payable                                                               $2,714,789       $4,064,394        $5,542,064
   Accrued expenses                                                                   38,660           89,838           593,026
   Commissions payable                                                                85,516           57,085         1,099,946
   Customer advances                                                                    -              90,000           281,577
   Income taxes payable                                                               74,146             -                 -
   Current portion of capital lease obligations                                         -              48,835           146,486
   Deferred revenue                                                                    7,006           59,970            41,483
                                                                                ----------------------------------------------------
   Total current liabilities                                                       2,920,117        4,410,122         7,704,582
   Long term portion of capital lease obligations                                       -             296,555           312,289

   Deferred taxes                                                                     36,834           77,614           168,852
   Long-term debt                                                                    425,000             -                 -
   Commitment and contingencies
   Shareholders' equity:
   Preferred stock, $.01 par value, 1,000,000 shares authorized;
                  1,000 shares issued and outstanding                                   -                  10                10

Common stock, $.01 par value; 20,000,000 shares authorized,
                    5,000,000 issued and outstanding                                    -              50,000            65,000
Common stock--Class A: $50 par value; 500 shares authorized,
                    issued and outstanding                                            25,000             -                 -
Common stock--Class B: $50 par value; 15,500 shares authorized,
                  3,500 issued and outstanding                                       175,000             -                 -
Common stock--Class C: $50 par value; 4,000 shares authorized,
                  1,416.67 issued and outstanding, net of discount of $2,084          68,750             -                 -
Stock subscription receivable                                                        (18,750)            -                 -
Additional paid-in capital                                                              -             218,740        11,920,314
Translation adjustment                                                                  -              (5,873)            9,008
Retained earnings                                                                  1,611,435        2,685,343         2,838,222
                                                                                ----------------------------------------------------
Total shareholders' equity                                                         1,861,435        2,948,220        14,832,554
                                                                                ----------------------------------------------------
Total liabilities and shareholders' equity                                        $5,243,386       $7,732,511        23,018,277
                                                                                ====================================================
See accompanying notes.

                            Ursus Telecom Corporation

                        Consolidated Statements of Income

                                                            Year ended March 31,                   Six Months ended September 30,
                                                   1996              1997             1998              1997       1998
                                            ----------------------------------------------------------------------------------------
                                                                                                    (unaudited)    (unaudited)
Revenues:
Retail                                      $13,228,074       $20,523,019       $24,198,629      $12,239,253       $11,687,009
Wholesale                                       -                 315,408         3,899,695          975,198         1,561,369
                                            ----------------------------------------------------------------------------------------
Total revenues                               13,228,074        20,838,427        28,098,324       13,214,451        13,248,378

Cost of revenues:
Retail                                        7,675,370        12,031,794        15,017,899        7,951,341         7,339,275
Wholesale                                       -                 163,878         3,514,796          818,423         1,230,988
                                            ----------------------------------------------------------------------------------------
Total cost of revenues                        7,675,370        12,195,672        18,532,695        8,769,764         8,570,263
                                            ----------------------------------------------------------------------------------------

Gross profit                                  5,552,704         8,642,755         9,565,629        4,444,687         4,678,115

Operating expenses:
Commissions                                   2,429,830         3,766,235         4,181,651        2,124,886         1,799,120
Selling, general and administrative           1,659,591         2,746,379         3,467,585        1,445,668         2,553,369
expenses
Depreciation and amortization                    94,415           126,292           196,497           86,603           228,904
                                            ----------------------------------------------------------------------------------------
Total operating expenses                      4,183,836         6,638,906         7,845,733        3,657,157         4,581,393
                                            ----------------------------------------------------------------------------------------

Operating income                              1,368,868         2,003,849         1,719,896          787,530            96,722

Other income (expense):
Interest expense                                (59,353)          (39,363)          (23,747)         (14,846)          (20,452)
Interest income                                   5,089            16,271            26,752            7,700           231,979
Gain (loss) on sale of equipment                -                   9,644            10,584           10,584           -
                                            ----------------------------------------------------------------------------------------
                                                (54,264)          (13,448)           13,589            3,438           211,527
                                            ----------------------------------------------------------------------------------------
Income before provision
                 for income taxes             1,314,604         1,990,401         1,733,485          790,968           308,249
Provision for income taxes                      524,553           737,895           659,577          297,641           155,370
                                            ----------------------------------------------------------------------------------------
Net income                                  $   790,051      $  1,252,506      $  1,073,908       $  493,327        $  152,879
                                            ========================================================================================

Pro forma net income per common
   share-basic and dilutive
   (Historical for the period
   ended September 30, 1998)                $       .16      $        .25      $        .21       $      .10        $      .03
                                            ========================================================================================

Pro forma weighted average shares
outstanding                                   5,000,000         5,000,000         5,000,000        5,000,000         6,110,497
                                            ========================================================================================

See accompanying notes.

                            Ursus Telecom Corporation

            Consolidated Statements of Shareholders' Equity (Deficit)


                                                                                                Retained
                                                                    Additional     Stock        Earnings    Accumulated
                  Preferred     Common Stock               Common     Paid-in    Subscription  (Accumulated  Translation
                    Stock    Class A    Class B   Class C  Stock     Capital     Receivable     Deficit)     Adjustment    Total
                  ----------------------------------------------------------------------------------------------------------------

Balance at
 April 1, 1995    $  -       $25,000    $175,000  $68,750  $  -      $   -       $(18,750)      $ (431,122)  $   -        $(181,122)
Net income           -         -            -        -                               -             790,051                  790,051
                  -----------------------------------------------------------------------------------------------------------------
Balance at
 March 31, 1996      -        25,000     175,000   68,750     -          -        (18,750)         358,929       -          608,929
Net income                      -           -        -        -          -           -           1,252,506       -        1,252,506
                  -----------------------------------------------------------------------------------------------------------------
Balance at
 March 31, 1997      -        25,000     175,000   68,750     -          -        (18,750)       1,611,435       -        1,861,435
Collection of
 stock subscrip-
 tion receivable     -          -           -        -        -          -         18,750             -          -           18,750
Stock split and
 recapitalization     10     (25,000)   (175,000) (68,750)  50,000    218,740        -                -          -             -
Net income            -          -           -        -        -          -           -           1,073,908       -        1,073,908
Translation
 adjustment           -          -           -        -          -           -                -        (5,873)       (5,873)
(unaudited)                 --------------------------------------------------------------------------------------------------------
Balance at
 March 31, 1998       10        -           -        -      50,000    218,740        -           2,685,343     (5,873)    2,948,220
 Net income
  (unaudited)        -          -           -        -        -          -           -             152,879       -          152,879
Translation
 adjustment          -          -           -        -        -          -           -                -        14,881        14,881
Issuance of
 common stock
 net of offering
 costs of $514,619
  (unaudited)        -          -           -        -      15,000  11,701,574       -                -          -       11,716,574
                  ------------------------------------------------------------------------------------------------------------------
Balance at
 September 30,
 1998(unaudited)     $10    $   -       $   -     $  -     $65,000 $11,920,314    $  -          $2,838,222     $9,008   $14,832,554
                  ==================================================================================================================


See accompanying notes.

                            Ursus Telecom Corporation
                      Consolidated Statements of Cash Flows

                                                                     Year ended March 31,                   Six Months ended
                                                                                                             September 30,
                                                             1996            1997            1998           1997      1998
                                                       -----------------------------------------------------------------------------
                                                                                                         (unaudited)  (unaudited)
Operating activities
Net income                                                $790,051         $1,252,506     $1,073,908      $493,327        $ 152,879
Adjustments to reconcile net income to net
   cash provided (used in) by operating activities:
     Depreciation and amortization                          94,415            126,292        196,497        86,603          228,904
     Allowance for doubtful accounts                        10,232              3,619         50,964        25,000          150,863
     Gain on sale of equipment                                 -               (9,644)       (10,584)       10,584              -
     Deferred income taxes                                 296,815             (2,799)         3,346        19,577           16,948
     Changes in operating assets and liabilities
       excluding the effects of the business acquisition:
       Accounts receivable                                (943,913)        (1,647,068)    (1,232,969)     (860,675)         547,991
       Prepaid expenses                                     (4,499)           (33,155)       (34,564)      (72,674)        (143,839)
       Other current assets                                    -              (38,716)       (43,250)      (33,274)         (21,654)
       Income taxes receivable                                 -             (161,430)       101,000       (56,026)         (17,578)
       Accounts payable                                    482,538          1,268,595      1,349,605       447,450       (1,094,305)
       Accrued expenses                                    (20,473)            15,877         51,178        17,090         (418,310)
       Commissions payable                                  (2,435)            56,862        (28,431)      (10,758)          29,472
       Customers advances                                      -                  -           90,000            -               335
       Income taxes payable                                  8,225             47,868        (74,146)      (74,146)             -
       Deferred revenue                                      9,314             (2,308)        52,964        41,501          (18,487)
       Deferred discounts                                  (47,798)           (18,567)           -             -                -
                                                       -----------------------------------------------------------------------------
Net cash provided by (used in) operating activities        672,472            857,932      1,545,518        33,579         (586,781)

Investing activities
Purchase of equipment                                      (93,646)          (352,081)      (486,767)     (221,607)        (303,022)
Sale of equipment                                              -               10,000            -             -                -
(Increase)decrease in advances to related parties         (122,668)           (63,026)       180,597        49,685         (164,658)
Cash used for the acquisition of Access Authority Inc.,
     net of cash acquired                                      -                  -              -             -         (7,484,753)
(Increase) decrease in other assets                         (6,152)           (33,976)         5,040         7,888          (84,841)
                                                       -----------------------------------------------------------------------------
Net cash (used in) provided by investing activities       (222,466)          (439,083)      (301,130)     (164,034)      (8,037,274)

Financing activities
Deferred costs of public offering                              -                  -         (514,619)      (83,635)             -
Repayments of long-term debt                              (150,000)          (155,000)      (425,000)     (175,000)             -
Collection of stock subscription receivable                    -                  -           18,750           -                -
Net proceeds from the sale of common stock                     -                  -              -             -         12,231,193
Repayments on capital leases                                   -                  -          (23,262)          -            (27,184)
                                                       -----------------------------------------------------------------------------
Net cash (used in) provided by financing activities       (150,000)          (155,000)      (944,131)     (258,635)      12,204,009
Effect of foreign exchange rate changes on cash and
   cash equivalents                                            -                  -           (5,873)          -             14,881
                                                       -----------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       300,006            263,849        294,384      (389,090)       3,594,835
Cash and cash equivalents at beginning of period           176,910            476,916        740,765       740,765        1,035,149
                                                       -----------------------------------------------------------------------------
Cash and cash equivalents at end of period               $ 476,916         $  740,765     $1,035,149     $ 351,675       $4,629,984
                                                       =============================================================================

                            Ursus Telecom Corporation

                                                             Year ended March 31,                   Six Months ended
                                                                                                           September 30,
                                                         1996            1997            1998            1997       1998
                                                --------------------------------------------------------------------------------
                                                                                                (unaudited)    (unaudited)
Supplemental cash flow information
Cash paid for interest                               $  58,670       $  38,838       $   26,915      $  17,367      $    20,452
                                                ================================================================================

Cash paid for income taxes                           $ 201,460       $  854,256      $ 540,751       $ 408,236      $  156,000
                                                ================================================================================

Trade-in allowance for used equipment                $     -         $  60,000       $   67,500      $  67,500      $      -
                                                ================================================================================

Property and equipment acquired under
   capital lease                                     $     -         $     -         $ 368,652       $     -        $      -
                                                ================================================================================

Receivable applied as a deposit on acquisition
                                                     $     -         $     -         $ 377,141       $     -        $   72,988
                                                ================================================================================


See accompanying notes.

                            Ursus Telecom Corporation

                   Notes to Consolidated Financial Statements
                 (Information pertaining to the six months ended
                    September 30, 1998 and 1997 is unaudited)


1. Nature of Operations

Ursus Telecom Corporation (the Company) was incorporated in Florida on March 23, 1993. The Company is a provider of international telecommunications services. The Company's revenues are derived from the sale of telecommunications services to retail customers, who are typically small-to medium-sized businesses and travelers; and to wholesale customers, who are typically telecommunications carriers. The Company's retail customers are principally located in South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France, while the wholesale customers are located in the United States and Europe. The Company extends credit to both its retail and wholesale customers on an unsecured basis with the risk of loss limited to outstanding amounts.

The Company markets its services through a worldwide network of independent agents. The Company extends credit to its sales agents on an unsecured basis with the risk of loss limited to outstanding amounts, less commissions payable to its agents. The Company has entered into exclusive agency agreements with all of its current agents. The initial term of the agreements has generally been for a period of five years. Provided that agents are not in default, agents generally have the option of renewing their agreements for two additional terms of three years each by notifying the Company at least six months prior to the agreement's expiration date. See Note 12 - Significant Customers, and Note 13-Business Risk.

On September 17, 1998 the Company purchased all the issued and outstanding common stock of Access Authority, Inc. ("Access") for $8 million in cash. Access is a provider of international long distance telecommunication services, including call reorigination, domestic toll-free access and various value-added features to small and medium sized businesses and individuals in over 38 countries throughout the world. Access markets its services through an independent and geographically dispersed sales force consisting of agents and wholesalers. Access operates a switching facility in Clearwater, Florida.

The Company has accounted for the Access acquisition using the purchase method. Accordingly, the results of operations of Access are included in the consolidated results of the Company as of September 17, 1998, the date of acquisition. Under the purchase method of accounting, the Company has allocated the purchase price to assets and liabilities acquired based upon their estimated fair values.

2. Summary of Significant Accounting Policies

Interim Financial Statements

The accompanying unaudited interim financial statements as of September 30, 1998 and for each of the six month periods ended September 30, 1998 and 1997 include all adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The results of the Company's operations for the six months ended September 30, 1998 and 1997 are not necessarily indicative of the results of operations for a full fiscal year.

Reclassifications

Certain reclassifications have been made to the September 30, 1998 financial statements as previously reported on Form 10-Q, as a result of new information obtained subsequent to the filing of such Form 10-Q.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Consolidation

The consolidated financial statements of the Company include the accounts of its 50.4% owned subsidiary, Ursus Telecom France a limited liability company incorporated in France, which was formed during the year. The subsidiary was formed with a contribution by the Company of a switch and other equipment with a historical net book value of approximately $153,000. The minority shareholders contributed their knowledge of the local market and an existing customer base. The consolidated financial statements also include the accounts of Access as of September 17, 1998. All significant transactions between the Company and its subsidiaries have been eliminated in consolidation.

Minority Interest

The Company would generally allocate to the minority shareholder its share of any profits or losses. For the year ended March 31, 1998 and the six months ended September 30, 1998 the minority interest shareholder did not fund its share of the losses and, as a result, the Company absorbed 100% of the cumulative unfunded net losses through September 30, 1998.

Foreign Currency Translation

The financial statements of the Company's French subsidiary have been translated into U.S. dollars from their functional currency, French Francs, in the accompanying statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 52 "Foreign Currency Translation.." Balance sheet amounts have been translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is recorded as a component of shareholders' equity.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over useful lives ranging from three to seven years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Software Development Costs

The internal costs incurred to develop or improve software used in the Company's telecommunication switching activities and selling and administrative activities are expensed as incurred. Purchased software is included in equipment and is depreciated using the straight-line method.

Intangible Assets

At September 30, 1998 intangible assets, net of accumulated amortization, consist of goodwill of $8,475,519 and customer lists of $590,661. Goodwill is being amortized over 25 years on a straight-line basis and customer lists over the estimated run-off of the customer bases not to exceed five years. Accumulated amortization at September 30, 1998, was $23,703. The Company will periodically evaluate the realizability of intangible assets. In making such evaluations, the Company will compare certain financial indicators such as expected undiscounted future revenues and cash flows to the carrying amount of the intangibles.

Revenue Recognition

Revenues from retail telecommunication services are recognized when customer calls are completed. Revenues from wholesale telecommunication services are recognized when the wholesale carrier's customers' calls are completed. Unbilled revenue represents calls that are completed but not invoiced at the balance sheet date. Revenue from the sale of calling cards is deferred and recognized when calling card calls are completed or when the cards expire.



2. Summary of Significant Accounting Policies (continued)

Cost of Revenues

Cost of revenues is based on the direct costs of fixed facilities and the variable cost of transmitting and terminating traffic on other carriers' facilities.

Commissions

Commissions paid to sales agents are based on the traffic generated in their respective territories and are expensed in the period when associated call revenues are recognized.

Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Pro forma Net Income Per Share

Pro forma basic and dilutive net income per share reflect pro forma weighted average common shares outstanding for all periods presented assuming the stock split and recapitalization, described in Note 7, occurred at the beginning of the earliest year presented.

In December 1997, the Company adopted the provisions of SFAS No. 128,"Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods are presented to conform to the new requirements.

Following is a reconciliation of amounts used in the per share computations:

                                                                                           Six Months ended
                                                     Year ended March 31,                    September 30,
                                              1996           1997           1998          1997         1998
                                         -----------------------------------------------------------------------

Net income-numerator basic computation      $790,051      $1,252,506     $1,073,908   $  493,327    $ 152,879
Effect of dilutive securities-None               -               -              -            -            -
                                         -----------------------------------------------------------------------
Net income as adjusted-numerator diluted
    computation                             $790,051      $1,252,506     $1,073,908 $    493,327     $152,879
                                         =======================================================================

Pro forma weighted average shares-
    denominator basic computation          5,000,000       5,000,000      5,000,000    5,000,000    6,110,497
Effect of dilutive securities-None               -               -              -            -            -
                                         -----------------------------------------------------------------------
Pro forma weighted average shares as
    adjusted-denominator                   5,000,000       5,000,000      5,000,000    5,000,000    6,110,497
                                         =======================================================================

Pro forma net income per share:
Basic                                    $      0.16  $         0.25 $         0.21    $    0.10     $   0.03
                                         =======================================================================

Diluted                                  $      0.16  $         0.25 $         0.21    $    0.10     $   0.03
                                         =======================================================================



2. Summary of Significant Accounting Policies (continued)

Accounting for the Impairment of Long-Lived Assets

During fiscal 1997, the Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets. SFAS 121 requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company, based on current circumstances, does not believe that any long-lived assets are impaired.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, advances and notes receivable-related party, accounts payable, accrued expenses and long term debt approximate fair value due to the short maturity of these items.

Comprehensive Income: Financial Statement Presentation

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Comprehensive Income: Financial Statement Presentation (FASB) which requires all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement that is displayed as prominently as other financial statements. SFAS No. 130 is effective for the Company's fiscal year ending March 31, 1999. The adoption of SFAS No. 130 is not expected to have a material effect on the Company's consolidated financial statements.

Disclosure About Segments of an Enterprise and Related Information

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This Statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and amends SFAS No. 94, "Consolidation of all Majority-Owned Subsidiaries." This Statement requires annual financial statements and interim reports to disclose information about products and services, geographic areas and major customers based on a management approach. This approach requires disclosing financial and descriptive information about an enterprise's reportable operating segments based on information management uses in making business decisions and assessing performance. This new approach may result in additional information being disclosed and may require new interim information not previously reported. The Company plans to adopt SFAS No. 131 in fiscal 1999 with impact only to the Company's disclosure information and not its results of operations.

3. Accounts Receivable

Accounts receivable consists of the following:

                                                      March 31,               September 30,
                                                1997             1998              1998
                                         -----------------------------------------------------

Billed services                              $2,281,835       $2,937,650        $4,323,110
Unbilled services                             1,112,051        1,312,064           966,599
Allowance for doubtful accounts                 (15,000)         (65,964)         (673,334)
                                         -----------------------------------------------------
                                             $3,378,886       $4,183,750         4,616,375
                                         =====================================================




4. Equipment

Equipment consists of the following:

                                        Estimated                March 31,             September 30,
                                       Useful Lives        1997             1998           1998
                                     ----------------------------------------------------------------

Switch equipment                         7 years              $459,607        $934,693     $2,363,196
Computer equipment                       3 years               187,581         407,759      1,235,681
Computer software                        3 years                66,260          85,759        288,443
Office Furniture and equipment           5 years                86,381         117,364        160,371
Leasehold improvements                   7 years                61,478         144,625        218,403
                                                     ------------------------------------------------
                                                               861,307       1,690,200      4,266,094
Less accumulated depreciation
    and amortization                                          (273,939)       (432,126)    (1,487,690)
                                                     ------------------------------------------------
                                                              $587,368      $1,258,074     $2,778,404
                                                     ================================================



5. Long-term Debt

Long-term debt consisted of a term loan to a bank in the original amount of $500,000 due August 31, 1998 at an approximate rate of 8.75%. The loan was repaid in full prior to March 31, 1998.


6. Capital Leases

The Company has entered into various lease agreements to acquire switches and other equipment under capital leases. At the inception of these agreements the assets had an aggregate carrying amount of $884,211. Depreciation on these assets is included with depreciation expense on the income statement.

 The following is a schedule of future minimum lease payments under capital leases as of September 30, 1998:


1999                                                           $    74,082
2000                                                               193,424
2001                                                               100,266
2002                                                                88,055
2003                                                               118,252
                                                            ----------------
                                                                   574,079
Less: Imputed interest at rates of 11-16%                         (115,304)
                                                            ----------------
Present value of lease obligation (current portion $46,670)     $  458,775
                                                            ================


7. Stockholders' Equity

Prior to the stock split and recapitalization, as discussed below, the Company was authorized to issue three classes of common stock at a par value of $50. Class A, Class B and Class C shares had the same dividend and liquidation rights. Class A shares carried the sole right to elect the first three directors of the Company, Class B shares were identical to Class A shares except for the right to elect the first three directors, and Class C shares were nonvoting for all purposes.

On February 6, 1998, the Board of Directors and shareholders approved (i) the filing of amended and restated Articles of Incorporation that provided for, among other things, the authorization of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, (ii) a 923.08 for 1 stock split of the issued and outstanding Class C Common Stock, (iii) the reclassification and split of every four shares of outstanding Class A and Class B common stock into 3,692.32 shares of Common Stock and 1 share of preferred stock, (iv) an option plan reserving up to 1,000,000 shares of Common Stock options and other stock awards, and (v) the granting of 150,000 warrants for the purchase of Common Stock to the Company's underwriters. The stock split and reclassification became effective on February 18, 1998. The issuance of the warrants and stock option plan became effective May 18, 1998 (the effective date of the Company's public offering).

The 1,000 shares of Series A Preferred Stock are owned by the Company's principal shareholder. The Preferred Stock has the exclusive right to elect one less than a majority of the members of the Board of Directors, and is entitled to a $1.00 per share liquidation preference over the Common Stock. The Series A Preferred Stock does not participate in dividends and it is not redeemable or convertible into Common Stock. The holders of 66 2/3 of the outstanding shares of Series A Preferred Stock must consent to the creation or issuance of any class or series of new Preferred Stock that has greater or equal voting right with respect to the election of directors.

Initial Public Offering

Effective May 18, 1998, the Company sold 1,500,000 shares of its common stock in an initial public offering (the "Offering"). Net proceeds of the Offering, after deducting underwriting discounts and commissions, and professional fees aggregated approximately $11.6 million.

Warrants

The Company sold to the underwriter for an aggregate purchase price of $150, warrants to purchase 150,000 shares of Common Stock at a price equal to 160% ($15.20) of the Offering Price.

The underwriter's warrants contain anti-dilution provisions for stock splits, stock dividends, re-combinations and reorganizations, a one-time demand registration provision (at the Company's expense) and piggyback registration rights (which registration rights will expire five (5) years from the date of the Offering).

8. Stock Option Plan

On February 12, 1998 the Company's Board of Directors and shareholders adopted the "1998 Stock Incentive Plan" (the "Stock Incentive Plan" or the "Plan"). All employees and directors of and consultants to the Company are eligible to receive "Incentive Awards" under the Stock Incentive Plan. The Stock Incentive Plan allows the Company to issue Incentive Awards of stock options (including incentive stock options and non-qualified stock options), restricted stock and stock appreciation rights.

A total of 1,000,000 shares of Common Stock are authorized for issuance under the Stock Incentive Plan. In connection with their respective employment agreements, the Board of Directors agreed to grant, subject to the consummation of the initial public offering, to the Company's Chief Executive, Chief Operating and Chief Financial Officers, 10-year stock options exercisable at the Offering Price ($9.50) covering 150,000, 150,000 and 100,000 shares of Common Stock, respectively. Half of these options vest upon the effective date of the initial public offering and the balance vest on January 1, 1999 or upon a change in control of the Company.

The Company will apply APB Opinion 25, "Accounting For Stock Issued to Employees", and related Interpretations in accounting for options granted to employees. Under APB Opinion 25, because the exercise price of the employee stock options described above equals the market price of the underlying stock on the date of grant, no compensation cost is recognized. See Note 16.

On April 8, 1998, the Board of Directors subject to the consummation of the Public Offering granted a vice president 10-year stock options exercisable at $9.50 (the "Offering Price"), covering 100,000 shares of Common Stock, granted to a number of employees 10-year stock options exercisable at the Offering Price covering a total of 102,000 shares and granted the non-employee directors 10-year stock options exercisable at the Offering Price covering an aggregate 25,000 shares, of which half vest on the effective date of the Public Offering and half vest on January 1, 1999. Half of the vice president's options vest one year after the effective date of the Offering, and the other half vest on August 31, 1999. The 102,000 options granted to employees vest one year after the Offering.

On July 23, 1998 the Board of Directors granted an additional 70,500 10-year stock options, including 50,000 to the Chief Financial Officer, which are exercisable at the Offering Price. One half of the options vest immediately and the other half vest the earlier of January 1, 1999 or a change in control of the Company. Of the remaining 20,500 stock options, 12,500 stock options have an exercise price equal to the market value of the Company's stock on September 12, 1998 ($3.375) and 8,000 stock options have an exercise price equal to the Offering Price. The 20,500 stock options vest one year after grant date.

On October 25, 1998 the Board of Directors reprised certain previously issued stock options aggregating 160,000 shares to the market value on the date of the reprising or an exercise price of $4.125 per share.

9. Income Taxes

The components of the income tax provision (benefit) are as follows:

                                                        Year ended March 31,                   Six months ended
                                                                                                September 30,
                                                  1996           1997          1998           1997           1998
                                            --------------------------------------------------------------------------

Current -    Federal                             $194,452      $632,434      $560,316        $254,138     $ 118,190
             State                                 33,286       108,260        95,915          43,503        20,232
Deferred                                          296,815        (2,799)        3,346               -        16,948
                                            --------------------------------------------------------------------------
Total                                            $524,553      $737,895      $659,577        $297,641     $ 155,370
                                            ==========================================================================


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

                                                                March 31,               September 30,
                                                          1997             1998             1998
                                                   ----------------------------------------------------

Deferred tax assets:
Accounts Receivable                                  $          -          $24,822         $195,412
Accrued expenses                                            9,076           25,019          352,132
Amortization                                               17,373            3,393            3,948
Deferred rent                                                   -           10,649           10,649
NOL Carryforward                                                -                -           33,721
Tax Credits                                                     -                -           22,093
                                                   ----------------------------------------------------
Total deferred tax assets                                  26,449           63,883          617,955

Deferred tax liabilities:
Depreciation                                               36,834           65,161          156,954
Prepaid bonus                                                   -           11,723           11,723
Other                                                           -              730              175
                                                   ----------------------------------------------------
Total deferred tax liabilities                             36,834           77,614          168,852
                                                   ----------------------------------------------------
Total net deferred tax liabilities                        $10,385          $13,731         $449,103
                                                   ====================================================


9. Income Taxes (continued)

The reconciliation of the effective income tax expense (benefit) to federal statutory rates is as follows:

                                                                                  Six months ended
                                              Year ended March 31,                 September 30,
                                        1996         1997          1998          1997          1998
                                 --------------------------------------------------------------------

Tax at federal statutory rate          34.00%        34.00%        34.00%         34.00%       34.00%
State taxes, net of federal benefit     3.63          3.63          3.63           3.63         3.63
Goodwill                                   -             -             -              -         2.89
Unrecognized benefit of foreign
   Net operating losses                    -             -             -              -        13.64
Other                                   2.27          (.56)          .42           (.56)       (3.76)
                                 --------------------------------------------------------------------
                                       39.90%        37.07%        38.05%         37.07%       50.40%
                                 ====================================================================


10. Related Party Transactions

Advances and notes receivable--related parties consist of the following:

                                                                  March 31,         September 30,
                                                              1997        1998          1998
                                                          ----------------------------------------

Note receivable--officer, unsecured, due on demand,
    bearing interest at 7.65% per annum                       $117,000    $     -    $       -
Notes receivable--minority shareholder                          65,000          -            -
Cash advances--officer                                               -        465       10,686
Prepaid bonuses --officers                                           -     31,154      214,184
Advances receivable--affiliates, unsecured, non-interest
    bearing                                                      3,694     33,655        5,062
                                                          ----------------------------------------
                                                              $185,694   $ 65,274     $229,932
                                                          ========================================


During fiscal 1995, 416.67 shares of Class C shares were issued to an officer/minority shareholder in exchange for a $18,750 promissory note bearing interest at 7.65%, due March 1, 1997. Accordingly, this stock subscription receivable is reflected as a deduction from shareholders' equity at March 31, 1996 and 1997. On December 19, 1997, the officer/minority shareholder repaid this note.

Between December 21, 1995 and June 26, 1996 the Company loaned $65,000 in the aggregate to a minority shareholder. The loans were unsecured and bore interest at the rate of 7.65% per annum. As of March 31, 1998 these loans were paid in full.

On December 23, 1997, the Company's Chief Executive Officer repaid the Company the outstanding balance of a note in the amount of $127,000 plus accrued interest and cash advances totaling $11,608.

In connection with the Company's term loan paid off during the year (See Note
5), the Company paid the Chief Executive Officer approximately $3,900 representing interest on the amount pledged as collateral to secure the loan.

On November 1, 1995, the Company entered into a one-year consulting agreement with a minority shareholder of the Company. The agreement automatically renews for successive one-year terms unless either party provides written notice of non-renewal. The agreement provides for a monthly retainer of $11,250 plus reimbursement of reasonable travel expenses. On January 20, 1998, the Company extended this consulting agreement to December 31, 1998 and modified the agreement to include an additional payment of $15,000 upon consummation of an initial public offering of the Company's securities during the term of the consulting agreement.

11. Commitments and Contingencies

The approximate annual minimum lease payments under the non-cancelable operating leases as of September 30, 1998 are:

1999                                           $136,874
2000                                            230,287
2001                                            195,539
2002                                            173,789
2003                                            175,458
Thereafter                                       14,645
                                     ------------------
                                               $926,592
                                     ==================

On October 27, 1997, the Company amended the terms of its office lease to extend it through April 30, 2003 at an aggregate monthly base rent of $13,292 per month, subject to a 3% base rent adjustment each year. Rent expense for the years ended March 31, 1998, 1997 and 1996 amounted to $121,532, $113,716 and
$61,366, respectively. For the six months ended September 30, 1998 and 1997 rent expense was $43,532 and $24,445, respectively.

The Company has entered into various contracts, which require it to purchase telecommunications services. The approximate minimum purchase commitments under these contracts as of September 30, 1998 is approximately $497,200.

On March 1, 1993, the Company entered into a ten-year employment agreement with a minority shareholder/chief operating officer that provides for an annual base salary of $170,000 plus a bonus equal to 10% of the Company's pre-tax profits. On July 1, 1994, the Company entered into a ten-year employment agreement with its Chief Executive Officer that provides for an annual base salary of $170,000 plus a bonus equal to 10% of the Company's pre-tax profits. On January 1, 1998 and February 9, 1998 the Company amended its employment agreements with its Chief Executive Officer and Chief Operating Officer whereby for a term of five calendar years they will each receive a base salary of $225,000 with increases of $25,000 in each of years 2 through 5 of the agreements and a guaranteed bonus of $45,000 per calendar year, additionally, the agreements provide for additional bonuses at a rate of 4.5% of earnings before interest, taxes, depreciation, amortization and such bonuses (EBITDAB) greater than $1 million, as defined, up to $4 million. The agreements provide for additional bonuses of 20% of base salary for achievement of $4 million EBITDAB and up to 5% of base for each $1 million of EBITDAB in excess of $4 million on a pro rata basis.

On September 1, 1997, the Company entered into an employment agreement with its Vice President of agent relations for a two-year period providing a base annual salary of $130,000 and a $40,000 one-time sign-up bonus.

On January 1, 1998 and amended on February 9, 1998 the Company entered into a two-year employment agreement with its Chief Financial and Accounting Officer providing for a base salary of $170,000 in calendar year 1998 and $200,000 in calendar year 1999. In accordance with the agreement, the Company paid a $50,000 bonus upon signing of the agreement and paid, in May 1998, a $75,000 bonus upon the completion of the Company's initial public offering. The agreement further provides for additional bonuses based upon the Company's operating results, as defined therein.

In connection with the acquisition of Access, the Company has obligations under existing employment contracts for two key Access employees. The contracts have base annual salaries of $125,000 per year and expire on January 31, 1999. On December 4, 1998 the Company amended these agreements to provide for annual base salaries of $150,000 plus incentive bonuses based on sales and profitability.

For the years ended March 31, 1998, 1997 and 1996 bonuses of $588,096, $501,350,
$328,651 respectively, were paid under the employment agreements. For the six months ended September 30, 1998 and 1997 such bonuses amounted to $103,740 and $140,684, respectively

On November 20, 1997 the Company entered into a letter of intent with respect to the formation of Ursus Telecom France, a joint venture that provides for the Company to pay within six months after the completion of its initial public offering (the "Offering"), a cash sum that equals three and one-half times the average monthly traffic revenues contributed to the venture by the minority interests over the months of February, March and April 1998. This payment, which was made on December 3, 1998 and amounted to approximately $111,000, is considered an advance towards the share purchase program as described below.

The minority partners have the right to require that the Company to purchase their shares in any one of the following three manners: (a) in three installments of 33.33% each on the first, second and third anniversary of the Offering, (b) in two installments, the first of 66.66% on the second anniversary of the Offering and the remaining 33.33% on the third anniversary or (c) in one installment on the third anniversary of the Offering. Further, the Company has the right to purchase the minority interest with either cash or stock. The cash purchase price would value the joint venture at 5.5 times average monthly retail revenues; and the stock price would be based on eight times average monthly revenues. These values would be multiplied by the percentage interest being acquired to determine the purchase price.

In the ordinary course of business, the Company has disputes with carriers over billing discrepancies. Although management has historically been successful in resolving these disputes, there can be no assurance that ongoing disputes will be resolved as anticipated. In the event that an ongoing dispute results in an additional liability, the Company believes that such amounts will not have a material adverse affect on the Company's financial condition or results of operations.

On October 30, 1998, the Company agreed to purchase two additional switches and upgrade two existing switches for a total commitment of approximately $610,000. In addition, the Company has committed to purchase other equipment amounting to approximately $1.2 million. On December 18, 1998 and in connection with these commitments, the Company has entered into an equipment lease facility of up to $20 million, which provides for leases of 4-5 years at interest rates of 8 to 8.5%. The interest rates are fixed at the inception of each lease, with subsequent leases based on the change in five-year treasury securities.

12. Significant Customers

The Company has a number of significant independent agents. Net revenues from the significant independent agents were in the following percentages of total net revenues excluding Access:

                                  March 31                     September 30,
                       1996        1997         1998         1997         1998
                   -------------------------------------------------------------

Customer 1             12%            -            -            -            -
Customer 2             16%          11%          11%          14%          11%
Customer 3             11%          15%          15%          13%          16%
Customer 4             11%          19%          29%          26%          34%
Customer 5               -          12%            -            -            -
Customer 6               -            -          10%            -            -


Accounts receivable as a percentage of total accounts receivable due from the significant independent agents noted above excluding the affects of the acquisition of Access were as follows:

                                         March 31                 September 30,
                             1996         1997          1998          1998
                         -------------------------------------------------------

Customer 1                     8%             -             -              -
Customer 2                     8%            9%            7%             6%
Customer 3                    15%           21%           25%            26%
Customer 4                    23%           28%           24%            25%
Customer 5                      -           10%             -              -
Customer 6                      -             -            7%             3%


13. Business Risks

Risks and Uncertainties--The Company's operating results and financial condition may vary in the future depending on a number of factors. The following factors may have a material adverse effect upon the Company's business, results of operations and financial condition.

Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Reliance upon Independent Agents--The Company provides telecommunications services to customers obtained by independent sales agents that operate under exclusive agent agreements. Although the Company believes that alternate agents could be found, loss of an agent in one of the Company's primary geographical areas could have a negative effect on the Company's operating results (see Note
12).

Laws and Regulation--A substantial portion of the Company's customers are located in emerging markets with various political, economic, regulatory, customs and other trade factors. The Company is also subject to various laws and regulations of the U.S. Department of Commerce, the U.S. Federal Communications Commission (FCC) and various state Public Service Commissions. Changes in enforcement or interpretation of local laws and regulations are unpredictable and could lead to the Company's inability to retain the appropriate approvals to continue operations in certain markets.

South Africa Regulation--The telecommunications regulatory authority in South Africa has ruled that the Company's services are illegal in that country. The Company's agent, as well as agents for certain of the Company's competitors, have filed a lawsuit to stay and reverse the ruling and the regulatory authority has agreed not to prosecute any of the agents in the industry pending final rulings by the South African courts. The Company is unable to predict the ultimate outcome of that decision. The Company's customers in South Africa represented approximately 28.9% of the Company's revenues in fiscal 1998.

Services in the Bahamas--During fiscal 1998 the Bahamas Telephone Company (Batelco), which is owned and operated by the local governmental authority, has taken certain actions to block the Company's ability to offer services to customers in that country. The Company is currently working with the FCC and the U.S. Embassy in the Bahamas to restore the Company's ability to provide services. At present, the Company is unable to predict the outcome of this matter. The Company's customers in the Bahamas represented approximately 4.8% of the Company's revenues in fiscal 1998.

Uninsured Cash Balances--At September 30, 1998, the Company had $708,854 in cash and cash equivalents that were either not federally insured or invested in U.S. Treasury Obligations.

Reliance on Suppliers--A majority of the Company's transmission and switching facilities are provided by two telecommunications carriers. For the six months ended September 30, 1998 and 1997 approximately $3,196,000 and $5,041,000, respectively, was paid to these carriers and for the years ended March 31, 1998 and 1997, approximately $10,063,000 and $7,757,000, respectively, was paid to these carriers. Under the terms of the supplier agreements, the Company purchases long distance service at certain per-minute rates, which vary based on the time, distance and type of call. Several carriers may exercise their right to terminate service agreement upon 30 day notice. Although management believes that alternative carriers could be found in a timely manner, disruption of these services for more than a brief period of time would have a negative effect on the Company's operating results.

14. Business Segment Information

The Company operates in a single industry segment. For the years ended March 31, 1995, 1996 and 1997, substantially all of the Company's revenues were derived from traffic transmitted through switch facilities located in Sunrise, Florida. Beginning in March 1998 the Company began operating a switch in Paris, France and with the acquisition of Access in Tampa, Florida, and Frankfurt, Germany. The geographic origin of the traffic is as follows:

                                                                           Six Months ended
                                      Year ended March 31,                   September 30,
                               1996           1997          1998          1998          1997
                          -----------------------------------------------------------------------

Africa                       $  1,403,094  $  3,899,701    $ 8,346,025  $ 3,989,068   $ 4,225,350
Europe                          1,988,030     4,252,104      3,857,504    2,043,914     1,985,934
Latin America                   6,337,284     7,265,473      6,523,384    3,465,699     2,745,113
Middle East                     2,101,864     3,741,890      4,721,592    2,094,143     2,311,945
Other                           1,397,802     1,363,852      1,719,272      983,212       883,192
United States                           -       315,407      2,930,547      638,415     1,096,844
                          -----------------------------------------------------------------------
Total revenues                $13,228,074   $20,838,427    $28,098,324  $13,214,451   $13,248,378
                          =======================================================================

All of the Company's physical assets are located in the United States, Paris, France and Frankfurt Germany. Account receivables are primarily due from independent agents in various geographical areas and customers in the United States.

                                                      March 31,                     September 30,
                                        1996            1997            1998             1998
                                   ----------------------------------------------------------------

Africa                                    $382,595        $822,731         $994,793       1,342,063
Europe                                     426,294         694,461          709,598         789,763
Latin America                              572,903         798,428          905,223         887,021
Middle East                                276,433         698,842        1,110,904       1,214,715
Other                                       88,593         109,481          134,232         479,640
United States                                    -         269,943          394,964         558,947

Less: Allowance for doubtful              (11,381)        (15,000)         (65,964)       (655,774)
accounts
                                   ----------------------------------------------------------------
Total accounts receivable               $1,735,437      $3,378,886       $4,183,750      $4,616,375
                                   ================================================================

15. Deposit on Acquisition

On August 12, 1997, the Company entered into an agreement with its largest independent agent (in South Africa-See Note 13) to acquire an approximate 9% interest in the agency. The Company has applied accounts receivable of approximately $377,000 due from this agent as payment for the equity interest stated above. An agreement has not yet been finalized and as such, this amount has been classified as a deposit. In addition, this agent can cancel this arrangement under certain circumstances, provided that the agent reimburses the Company in full for the $377,000 described above.

On August 18, 1998, the Company and its agent in South Africa mutually rescinded the above agreement. The agent has begun to repay the above amount over several months.

16. Acquisitions

During the quarter ended June 30, 1998 the Company agreed to acquire its agent in Uruguay. Consideration for the agency will be $132,988. A $72,988 accounts receivable balance from such agent has been converted to a deposit on the purchase price by the Company. The acquisition will be accounted for using the purchase method of accounting. Upon the closing of the agreement, the Agency's results will be included in the consolidated financial statements of the Company.

On September 17, 1998 the Company purchased all the issued and outstanding common stock of Access for $8 million in cash. Access is a provider of international long distance telecommunication services, including call reorigination, domestic toll-free access and various value-added features to small and medium sized businesses and individuals in over 38 countries throughout the world. Access markets its services through an independent and geographically dispersed sales force consisting of agents and wholesalers. Access operates a switching facility in Clearwater, Florida.

The Company has accounted for the Access acquisition using the purchase method of accounting. Accordingly, the results of operations of Access are included in the consolidated results of the Company as of September 17, 1998, the date of acquisition. Under the purchase method of accounting, the Company has allocated the purchase price to assets and liabilities acquired based upon their estimated fair values as follows:

Current Assets                                      $2,567,520
Property and Equipment, net                          1,422,509
Intangibles                                          9,089,883
Current Liabilities                                 (4,929,912)
                                       -------------------------
Total Purchase Price                                 8,150,000
                                       =========================


The Company utilized certain net proceeds of the Company's initial public offering to pay for the acquisition. After deducting the total expenses of such offering and the purchase price of $8 million plus an estimated $150,000 in acquisition costs, approximately $3.45 million of the net proceeds of such offering remain.

Pro forma operating results for the six months ended September 30, 1998 and the year ended March 31, 1998, as if the Access acquisition had occurred at the beginning of the respective periods is as follows:

                                                  Six Months Ended           Year Ended
                                                    September 30,             March 31,
                                                        1998                    1998
                                         --------------------------------------------------

Total revenue                                         $31,814,769            $ 75,652,207
Net income(loss)                                          (97,790)              1,866,549
Basic and diluted net income(loss)
  per common share                                    $    (0.02)            $       0.38


The pro forma financial information has been compiled by combining the results of operations of Access for the year ended December 31, 1997 with the Company's results of operations for the year ended March 31, 1998 and by combining Access's results of operations for the six months ended June 30, 1998 with the Company's results of operations for the six months ended September 30, 1998. This pro forma is presented for informational purposes only and is not necessarily indicative of future operations.

Report of Certified Public Accountants

The Board of Directors and Stockholders
Access Authority, Inc.

We have audited the accompanying consolidated balance sheets of Access Authority, Inc., which was combined with UMS Telecom, Ltd. in July 1995, a company under common control (the "Company"), as of December 31, 1996 and 1997, and the related combined consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Authority, Inc. as of December 31, 1996 and 1997, and the combined consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                           /s/ Ernst & Young LLP
Tampa, Florida
February 7, 1998

                             Access Authority, Inc.

                           Consolidated Balance Sheets

                                                                                      December 31                    June 30,
                                                                               1996               1997                 1998
                                                                           --------------------------------------------------------
Assets                                                                                                              (unaudited)
Current assets:
    Cash                                                                    $ 1,038,608       $ 2,857,097            923,410
    Accounts receivable - net of allowance for doubtful
        accounts of $200,000, $577,000 and $546,000 in 1996,
        1997 and 1998, respectively                                           1,268,817         1,954,240            802,290
    Prepaid expenses and other current assets                                    17,360            43,173            311,962
    Deferred income taxes                                                             -           422,000            467,000
                                                                           ---------------------------------------------------------
Total current assets                                                          2,324,785         5,276,510          2,504,662

Property and equipment, net                                                   1,311,411         1,638,752          1,590,479

Note receivable - officer                                                        48,628            48,628             48,628
Deposits                                                                        253,389           256,733             79,254
Goodwill, net                                                                    30,024            25,531             22,334
Other assets                                                                     39,323             2,684              1,880
                                                                           ---------------------------------------------------------
Total assets                                                                $ 4,007,560       $ 7,248,838        $ 4,247,237
                                                                           =========================================================

Liabilities and stockholders' deficit Current liabilities:
    Accounts payable                                                        $ 3,445,267       $ 5,903,619        $ 3,093,420
    Commissions payable                                                         645,345           941,914          1,134,992
    Accrued expenses and other current liabilities                              349,803           300,098            151,027
    Unearned income and customer deposits                                       771,692           639,656            396,473
    Current portion of capital lease obligations                                 52,499            79,098             89,099
    Notes payable - related parties                                              10,732                 -                  -
                                                                          ---------------------------------------------------------
Total current liabilities                                                     5,275,338         7,864,385          4,865,011

Notes payable - related parties                                                 584,468                 -                  -
Capital lease obligation, net of current portion                                330,446           192,163             70,435
Deferred income taxes                                                                 -                 -             89,000

Stockholders' deficit:
    Preferred stock:
       Authorized  - 5,000,000 shares
       Issued and outstanding shares - none
    Common stock - $.01 par value:                                                    -                 -                  -

       Authorized  - 20,000,000 shares
       Issued and outstanding  - 981 shares                                          10                10                 10
    Additional paid-in capital                                                   77,932            77,932             77,932
    Accumulated deficit                                                      (2,260,634)         (885,652)          (855,151)
                                                                           ---------------------------------------------------------
Total stockholders' deficit                                                  (2,182,692)         (807,710)          (777,209)
                                                                           ---------------------------------------------------------
Total liabilities and stockholders' deficit                                 $ 4,007,560       $ 7,248,838        $ 4,247,237
                                                                           =========================================================
See accompanying notes.

                             Access Authority, Inc.

                 Combined Consolidated Statements of Operations

                                                                                                   Six months ended
                                                           Year ended December 31,                      June 30,
                                               1995              1996              1997           1997              1998
                                         -------------------------------------------------------------------------------------------
                                                                                                        (unaudited)
Telecommunications revenue               $ 5,220,621        $ 25,473,244       $ 47,553,883    $ 21,989,968      $ 18,566,391

Operating expenses:
  Cost of telecommunications services      4,126,169          19,398,035         34,003,182      16,018,509        14,007,082
     Selling                                 764,002           2,975,672          5,694,440       2,717,858         1,459,473
     General and administrative              763,682           2,701,867          5,203,585       2,419,534         2,892,754
     Provision for doubtful accounts         453,735           1,082,731          1,133,172         704,087           418,061
     Depreciation and amortization            57,091             227,310            413,078         167,700           263,101
                                        --------------------------------------------------------------------------------------------
  Total operating expenses                 6,164,679          26,385,615         46,447,457      22,027,688        19,040,471
                                        --------------------------------------------------------------------------------------------

  Income (loss) from operations             (944,058)           (912,371)         1,106,426         (37,720)         (474,080)

  Interest income                                  -                   -            (48,444)        (11,735)          (46,446)
  Interest expense                            52,934              74,176            140,888          91,173            23,621
  Gain on contingency settlement                   -                   -                  -               -          (499,756)
                                        --------------------------------------------------------------------------------------------

  Income (loss) before income tax
     expense (benefit)                      (996,992)           (986,547)         1,013,982        (117,158)           48,501
  Income tax expense (benefit)
     Current expense (benefit)                     -                   -             61,000               -           (26,000)
     Deferred expense (benefit)                    -                   -           (422,000)              -            44,000
                                        --------------------------------------------------------------------------------------------
                                                   -                   -           (361,000)              -            18,000
                                        --------------------------------------------------------------------------------------------
  Net income (loss)                        $(996,992)          $(986,547)        $1,374,982       $(117,158)         $ 30,501
                                        ============================================================================================


See accompanying notes.

                             Access Authority, Inc.

            Combined Consolidated Statements of Stockholders' Deficit


                                                                          Additional
                                                         Common             Paid In           Accumulated
                                         Shares          Stock             Capital             Deficit                  Total
                                       --------------------------------------------------------------------------------------------

Balance, December 31, 1994                700           $    7         $    1,993        $ (277,095)            $   (275,095)
   Equipment contributed by
     Stockholders                           -                -             59,842                 -                   59,842
   Issuance of common stock in
     conjunction with business
     Acquisition                          124                1              7,099                 -                    7,100
   Issuance of common stock in
     exchange for services                157                2              8,998                 -                    9,000
   Net loss                                 -                -                  -          (996,992)                (996,992)
                                       ---------------------------------------------------------------------------------------------
Balance, December 31, 1995                981               10             77,932        (1,274,087)              (1,196,145)
   Net loss                                 -                -                  -          (986,547)                (986,547)
                                       ---------------------------------------------------------------------------------------------
Balance December 31, 1996                 981               10             77,932        (2,260,634)              (2,182,692)
   Net income                               -                -                  -         1,374,982                1,374,982
                                       ---------------------------------------------------------------------------------------------
Balance, December 31, 1997                981               10             77,932          (885,652)                (807,710)
    Net loss(unaudited)                     -                -                  -            30,501                   30,501
                                       ---------------------------------------------------------------------------------------------
Balance, June 30, 1998(unaudited)         981            $  10         $   77,932       $  (855,151)              $ (777,209)
                                       =============================================================================================


See accompanying notes.

                             Access Authority, Inc.

                 Combined Consolidated Statements of Cash Flows

                                                                                                             Six Months ended
                                                                 Year ended December 31                          June 30,
                                                           1995           1996             1997            1997           1998
                                                      ------------------------------------------------------------------------------
Cash flows from operating activities                                                                               (Unaudited)

Net income (loss)                                      $ (996,992)     $ (986,547)      $ 1,374,982       (117,158)     $  30,501
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
       Provision for doubtful accounts                    453,735       1,082,731         1,133,172        167,700       314,024
       Depreciation and amortization                       57,091         227,310           413,078        704,087       263,101
 Gain on contingency settlement                                 -               -                 -              -      (499,756)
   Issuance of common stock in exchange for services        9,000               -                 -              -             -
   Deferred taxes                                               -               -          (422,000)             -        44,000
   (Increase) decrease in accounts receivable            (598,286)     (2,123,074)       (1,818,595)      (812,299)      837,926
   Decrease (increase) in prepaid expenses and other
            current assets                                  9,270          42,743           (25,813)       (58,683)     (268,789)
   (Increase) decrease in deposits and other assets       (75,202)       (159,289)           33,295         33,222       177,479
   Increase (decrease) in accounts payable and
     accrued expenses                                   1,024,138       2,909,636         2,705,216        925,610    (2,266,436)
 Increase (decrease) in unearned income and
          customer deposits                               374,635         365,251          (132,036)       (91,888)     (243,183)
                                                      ------------------------------------------------------------------------------
Net cash provided by (used in) operating
    activities                                            257,389       1,358,761         3,261,299        750,591    (1,611,133)
                                                      ------------------------------------------------------------------------------
Cash flows from investing activities
Purchase of property and equipment                       (148,029)       (648,093)         (735,926)      (465,098)     (210,827)
Issuance of note receivable to officer                          -         (48,628)                -              -             -
Cash acquired in acquisition of wholly-owned subsidiary    16,311               -                 -              -             -
                                                      ------------------------------------------------------------------------------
Net cash used in investing activities                    (131,718)       (696,721)         (735,926)      (465,098)     (210,827)
                                                      ------------------------------------------------------------------------------
Cash flows from financing activities
Net proceeds of demand note payable - bank                 20,848               -                 -              -             -
Repayment of demand note - bank                                 -         (20,848)                -              -             -
Repayment of capital lease obligations                          -               -          (111,684)       (35,037)     (111,727)
Increase (decrease) in notes payable related parties      228,430         (12,355)         (595,200)      (192,192)            -
                                                      -----------------------------------------------------------------------------
Net cash provided by (used in) financing activities       249,278         (33,203)         (706,884)      (227,229)     (111,727)
                                                      ------------------------------------------------------------------------------
Net increase (decrease) in cash                           374,949         628,837         1,818,489         58,264    (1,933,687)
Cash at beginning of period                                34,822         409,771         1,038,608      1,038,608     2,857,097
                                                      -----------------------------------------------------------------------------
Cash at end of period                                   $ 409,771     $ 1,038,608       $ 2,857,097    $ 1,096,872   $   923,410
                                                      =============================================================================
Supplemental disclosure of cash flow information
Cash paid during the period for interest                $  10,300        $ 46,800       $   158,274    $    91,173   $    23,621
                                                      =============================================================================
Cash paid during the period for income taxes                  $ -             $ -         $  91,000    $     -       $     9,790
                                                      =============================================================================
Property and equipment contributed by stockholders       $ 59,842             $ -         $    -       $     -       $       -
                                                      =============================================================================
Property and equipment acquired in exchange for note
 payable to related parties                              $ 31,250             $ -         $    -       $     -       $       -
                                                      =============================================================================
Property and equipment acquired under capital lease
 obligations                                             $ -            $ 382,945         $  37,724    $    37,724   $       -
                                                      =============================================================================
Purchases of property and equipment included in
 accounts payable                                        $ -            $ 135,217         $    -      $        -     $       -
                                                      ==============================================================================
Issuance of common stock in conjunction with
 business acquisition                                    $  7,100             $ -         $    -      $        -     $       -
                                                      ==============================================================================
See accompanying notes.

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                June 30, 1997 and 1998 and the September 17, 1998
                             Agreement is unaudited)



1. Business

The Company provides international telecommunications services, including call reorigination and domestic toll-free access and various value-added features, to small and medium-sized businesses and individuals in over 38 countries throughout the world. The Company markets its services through an independent and geographically dispersed sales force consisting of agents and wholesalers.

On September 17, 1998, pursuant to a Stock Purchase Agreement (the "Agreement') dated as of September 15, 1998, Ursus Telecom Corporation purchased all of the issued and outstanding common stock of Access Authority, Inc. Pursuant to the Agreement, the shareholders of Access received aggregate consideration of $8 million in cash. The terms of the Agreement, including the purchase price, were negotiated by the parties on an arms length basis.


2. Accounting Policies

Principles of Consolidation

The accompanying financial statements combine the accounts of Access Authority, Inc. and UMS Telecom, Ltd. (UMS Telecom) for the period under common control up to the date of the Company's merger with UMS Telecom in July 1995. The consolidated financial statements include the accounts of Access Authority, Inc., a Delaware corporation, and its wholly-owned subsidiary. Significant intercompany transactions and balances have been eliminated.

Interim Financial Statements

The accompanying unaudited interim financial statements as of June 30, 1998 and for each of the six month periods ended June 30, 1997 and 1998 include all adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The results of the Company's operations for the six months ended June 30, 1997 and 1998 are not necessarily indicative of the results of operations for a full fiscal year.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are minimal due to the large number of customers comprising the Company's customer base and their dispersion throughout the world. In addition, the Company has further reduced credit risk by requiring a substantial portion of its customers to pay by credit card. The Company performs ongoing credit evaluations of its customers who do not pay with credit cards and in certain circumstances may require a deposit. The Company maintains an allowance for potential credit losses.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying amounts of the notes payable and capital lease obligations approximate fair value because their interest rates are based upon rates currently available to the Company for debt with similar terms and conditions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets which range from five to seven years.

Intangible and Long-Lived Assets

The Company reviews the recoverability of intangible and long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows for the use of such assets are less than the carrying value, the Company's policy is to record a write-down that is determined based on the difference between the carrying value of the asset and its estimated fair market value.

Goodwill, which represents the cost in excess of the fair market value of identifiable net assets acquired, is being amortized using the straight-line method over five years.

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                 June 30, 1997, 1998 and the September 17, 1998
                             Agreement is unaudited)



2. Accounting Policies (continued)

Telecommunications Revenue

Revenues are recorded as income when the services are provided. Unearned income represents amounts received from the sale of telecommunications services to be provided in future periods.

3. Mergers and Acquisitions

In July 1995, UMS Telecom, formerly affiliated with the Company by common ownership, was merged with and into the Company. This transaction was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests. As a result of the common investor group's control over both Access Authority, Inc. and UMS Telecom, the accompanying combined consolidated financial statements have been prepared to reflect the accounts of the Company, UMS Telecom, and the Company's wholly-owned subsidiary on a combined basis for periods prior to the merger.

In August 1995, the Company acquired all of the outstanding stock of National Business Telephone Services, Inc. (NBTS) in exchange for 124 shares of the Company's common stock valued at $7,100 in a business combination accounted for as a purchase. The cost of the acquisition exceeded the fair value of the net assets acquired by $39,068, which has been recorded as goodwill. The results of operations of NBTS are included in the accompanying financial statements since the date of acquisition.

Both UMS Telecom and NBTS had elected to be treated as Subchapter S corporations for federal and state income tax reporting purposes. The transactions with the Company terminated these elections. Application of SFAS No. 109 for the change in tax status of these entities was immaterial.

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                 June 30, 1997, 1998 and the September 17, 1998
                             Agreement is unaudited)




4. Significant Customers

The Company has had a number of significant agents. Net revenues from the significant agents were in the following percentages of total revenues:

                           December 31,                       June 30,
                  1995        1996          1997         1997         1998
              -----------------------------------------------------------------

Agent 1           -          29%           30%          30%            -
Agent 2           -            -           14%          14%          12%
Agent 3           -            -           29%          27%          31%
              ----------------------------------------------------------
  Totals          -          29%           73%          73%          43%
              =================================================================

During the entire period, no individual customer of the agents accounted for more than 10% of the Company's revenues. Further, during 1998 the Company discontinued a relationship with Agent 1, resulting in a significant loss of revenue. (See Note 13)

5. Note Receivable - Officer

The Company has amounts due from an officer totaling $48,628 as of December 31, 1996 and 1997 and at June 30, 1998. The note bears interest at 5% per annum and is due on demand.

6. Property and Equipment

Property and equipment are comprised of the following:

                                                                  December 31,                      June 30,
                                                         1996                     1997                1998
                                          ----------------------------------------------------------------------


Telephone equipment                                   $  493,752           $     752,984          $    885,489
Telephone equipment under capital
     lease obligation                                    515,559                  515,559              515,559
Computer equipment                                       477,046                  791,500              868,699
Automobiles                                               11,944                   11,944               11,944
Office furniture and equipment                            42,663                   55,214               55,214
Leasehold improvements                                    21,924                   44,954               46,077
Software development cost                                 59,600                  174,141              174,141
                                           ----------------------------------------------------------------------
                                                       1,622,488                2,346,296            2,557,123
Accumulated depreciation and amortization               (311,077)                (707,544)            (966,644)
                                           ----------------------------------------------------------------------
                                                     $ 1,311,411           $    1,638,752       $    1,590,479
                                           ======================================================================

7. Major Suppliers

                             Access Authority, Inc.

              Notes to Combined Consolidated Financial Statements

                (Information pertaining to the six months ended
                   June 30, 1997, 1998 and September 17, 1998
                             Agreement is unaudited

Substantially all of the Company's line charges were incurred with no more than three providers. Purchases from these providers accounted for 87%, 89%, and 76% of the cost of the telecommunication services for the years ended December 31, 1995, 1996, and 1997, respectively and 92% for the six months ended June 30, 1997 and 92% from five carriers for the same period in 1998. Periodically, the Company enters into agreements with certain carriers that require minimum monthly usage commitments in return for discounts on services provided. The Company believes that it will exceed its minimum monthly commitments for all carriers. At December 31, 1996, 1997 and at June 30, 1998, accounts payable includes $2,326,538, $3,035,004 and $2,478,896 due to these providers, respectively.

8. Notes Payable - Related Parties

During 1997, the Company paid the remaining balance due under the notes payable to related parties.

The Company incurred interest expense related to the notes payable of $47,393, $68,655, and $97,348 for the years ended December 31, 1995, 1996, and 1997, respectively. Accrued but unpaid interest related to the notes payable was included in the outstanding balance of the demand note payable at December 31, 1996.

9. Other Related Party Transactions

The Company pays a management fee to an affiliate for administrative services. Management fees were $60,000, $125,000, and $70,000 for the years ended December 31, 1995, 1996, and 1997, respectively and $6,700 and $438,204 for the six months ended June 30, 1997 and 1998, respectively. The management fee is based upon the allocable share of time certain employees of the affiliate dedicated to the Company. The Company reimbursed affiliates $50,975, $122,340, and $151,346 for expenses in the years ended December 31, 1995, 1996, and 1997, respectively and $61,791 and $56,048 for the six months ended June 30, 1997 and 1998, respectively. Unpaid balances related to these expenses were included in the balance of the demand note payable to the affiliate at December 31, 1996.

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                 June 30, 1997, 1998 and the September 17, 1998
                             Agreement is unaudited)



9. Other Related Party Transactions (continued)

In 1997, the Company entered into a four-year lease agreement with an affiliate for office space. The agreement contains a one-year renewal option. In 1997, lease payments totaled $180,000. This lease was subsequently terminated upon the sale of the Company to Ursus Telecom Corporation on September 17, 1998.

In August 1995, certain stockholders contributed to the Company equipment with a historical cost basis of $91,092 subject to a note payable of $31,250. The excess of the fair market value of the equipment, which equaled its historical cost basis, over the liability assumed by the Company has been reflected as a contribution of capital.

10. Income Taxes

Components of the Company's deferred tax assets and liabilities are as follows:

                                                              December 31,                     June 30,
                                                         1996                 1997                 1998
                                                ----------------------------------------------------------------

Deferred tax assets:
    Accrued liabilities and reserves               $      356,000        $    424,000          $     202,000
    Net operating losses                                  376,000               -                    265,000
    Valuation allowance                                  (719,000)              -                       -
                                                ----------------------------------------------------------------
Total deferred tax assets                          $       13,000        $    424,000          $     467,000

Deferred tax liabilities                           $      (13,000)       $     (2,000)         $     (89,000)
                                                ----------------------------------------------------------------

Net deferred tax assets                            $         -           $    422,000          $     378,000
                                                ================================================================

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                 June 30, 1997, 1998 and the September 17, 1998
                             Agreement is unaudited)

10. Income Taxes (continued)

As of June 30, 1998, the Company has approximately $720,000 of net operating loss carryforwards that begin to expire in 2013. During 1997, the Company utilized $1,078,000 and $478,000 of federal and state net operating loss carryforwards, respectively. Prior to 1997, the Company recorded a valuation allowance against its deferred tax assets as realization was not assured. The following table reconciles the difference between the amount of income tax (benefit) expense that would result from applying statutory rates to the pretax loss/income and the amount presented in the accompanying statements of operations:

                                                   Year Ended December 31,                          Six Months Ended
                                                                                                        June 30,
                                          1995               1996                1997               1997               1998
                                   ------------------------------------------------------------------------------------------------
Federal income tax (benefit)
expense at statutory rates            $ (339,000)        $ (336,000)           $ 345,000           $   -             $ 16,000
State income tax (benefit)
expense, net of federal taxes            (35,000)            (9,000)              13,000               -                2,000
Valuation allowance                      374,000            345,000             (719,000)              -                  -
                                   ------------------------------------------------------------------------------------------------
                                     $      -            $     -               $(361,000)          $  -              $ 18,000
                                   ================================================================================================

11. Lease Commitments

The Company leases certain switching equipment for its German operations, under an agreement which has been accounted for as a capital lease. The related equipment had a cost of $515,559 and accumulated depreciation of $128,889 at June 30, 1998. The agreement required an initial payment of $150,000 and a variable monthly installment of principal based upon usage with a minimum monthly payments of $7,500 through payoff.

Further, the Company leases its facilities and certain other equipment under noncancelable operating leases that expire through 2001. Rent expense under operating leases totaled approximately $62,000, $86,000, and $269,000 for the years ended December 31, 1995, 1996, and 1997, respectively and approximately $201,000 and $171,000 for the six months ended June 30, 1997 and 1998, respectively. Certain leases require the payment of related property taxes, insurance, maintenance, and other costs. In connection with the sale of the Company to Ursus Telecom on September 17, 1998 a lease that required monthly payments of $15,000 per month has been terminated and as such, payments due subsequent to that date are no longer a commitment of the Company.

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                 June 30, 1997, 1998 and the September 17, 1998
                             Agreement is unaudited)



11. Lease Commitments (continued)

Minimum future lease payments under both capital and operating leases (including the lease with affiliate) together with the present value of the net minimum lease payments under capital leases as of June 30, 1998 are summarized as follows:

                                                Capital           Operating
                                                 Leases              Leases
                                           -----------------------------------

1998                                          $  52,658          $   59,954
1999                                            105,369                 -
2000                                             12,211                 -
                                           -----------------------------------
Total minimum lease payments                    170,238          $   59,954
                                                           ====================
Amounts representing interest                    10,704
                                           ---------------
Present value of net minimum lease payments  $  159,534
                                           ===============

12. Geographic Information

The Company has operations in the United States and derives a significant portion of its revenues from customers located in foreign countries. At December 31, 1997 and June 30, 1998 the Company had assets with a net book value of approximately $490,763 and $386,670 in Germany, respectively. Prior to 1996, there were no assets in a country other than the United States. The following is a summary of telecommunications revenue.

                                                                                       Six months ended
                                    Year ended December 31                                June 30
                                1995                 1996         1997           1997              1998
                          ----------------------------------------------------------------------------------------
Export revenues              $ 4,966,881        $ 23,236,687     $ 42,006,247   $ 19,424,618     $16,416,248
United States revenues           253,740           2,236,557        5,547,636      2,565,350       2,150,143
                          ----------------------------------------------------------------------------------------
Total                        $ 5,220,621        $ 25,473,244     $ 47,553,883   $ 21,989,968     $18,566,391
                          ========================================================================================

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                 June 30, 1997, 1998 and the September 17, 1998
                             Agreement is unaudited)

12. Geographic Information (continued)

Export revenues for the years ended December 31, 1996 and 1997, and the six months ended June 30, 1997 and 1998 consists of the following geographic regions.

                                                                                              Six month ended
                                                    Year ended December 31,                      June 30,
                                          -------------------------------------------------------------------------------------
                                                 1996                 1997                 1997               1998
                                         ---------------------------------------------------------------------------------
Europe                                    $ 10,602,650         $ 12,273,657               $ 5,675,611       $ 6,405,877
Asia                                        10,479,917           13,919,022                 6,436,464         7,344,533
Central and South America                    1,691,972           14,128,258                 6,533,218         2,033,326
Middle East/Africa                             462,148            1,685,310                   779,325           632,512
                                         ---------------------------------------------------------------------------------
                                          $ 23,236,687         $ 42,006,247               $19,424,618       $16,416,248
                                         =================================================================================

13. Contingency

The Company had received a claim from a former vendor aggregating $1.7 million. The Company disputed the amount of the charges and had requested that the vendor substantiate the claim by providing the call records and bills for the telecommunications services alleged to have been provided. The vendor has not produced the records but has joined the Company in a lawsuit as a third party defendant in which the plaintiff, a supplier of telecommunications services, alleged that the vendor failed to pay it for services provided and sought damages of approximately $3.8 million. The vendor alleged that the plaintiff was obliged to provide the services at a lower rate and that the Company was liable to it at such lower rate for the services that are the subject of the plaintiff's complaint. The plaintiff in the lawsuit also sought to foreclose on its security interest in the vendor's receivables, including its claim against the Company. The Company had entered into an agreement with the plaintiff in the lawsuit, whereby the plaintiff had agreed not to prosecute or collect any claims against the Company. In June 1998 the above case was settled for $75,000 resulting in a gain of approximately $500,000, which has been recorded as other income in the six months ended June 30, 1998.

In February 1998, the Company filed an action against Edwin Alley, d/b/a Phone Anywhere in the United States District Court for the Middle District of Florida claiming that Edwin Alley, d/b/a Phone Anywhere ("Alley"), a former sales agent for the Company, breached its agency agreement with the Company, wrongfully diverted customers and business to the Company's competitors, misappropriated the Company's trade secrets, breached fiduciary and other duties owed to the Company and engaged in unfair competition. The Company seeks compensatory damages, injunctive relief and a declaratory judgment. Alley counterclaimed for breach of contract and quantum meruit, seeking damages and injunctive relief to enjoin the Company from soliciting or providing services to customers located by him. Discovery is proceeding on the Company's claims. Alley has moved for summary judgment on jurisdictional grounds and the Company is responding to the motion.

                             Access Authority, Inc.

               Notes to Combined Consolidated Financial Statements

                 (Information pertaining to the six months ended
                 June 30, 1997, 1998 and the September 17, 1998
                             Agreement is unaudited)


Subsequent to the filing of the Company's federal action, Alley commenced an action against the Company in the Circuit Court of the Sixth Judicial Circuit, Pinellas County, Florida. In that action, Alley asserts essentially the same claims and seeks the same relief as in his federal counterclaim. Access Authority has answered the Complaint, denying the material allegations in the pleading, and has asserted counterclaims against Alley based largely on the claims it asserted in the federal proceeding commenced by it. The Pinellas County proceeding has been stayed pending disposition of the federal action.

Management does not believe that this action will have a material impact on the financial condition or the results of operations of the Company.

14. Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by early 1999 and to cost less than $20,000. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. The Company does not expect this project to have a significant effect on operations. As of June 30, 1998, the Company has not incurred any significant expenses. The Company will continue to implement systems with strategic value though some projects may be delayed due to resource constraints.

TABLE OF CONTENTS

                                                                 Page

Prospectus Summary                                                3
Summary Financial Data                                            7
Risk Factors                                                      8
Use of Proceeds                                                  21
Capitalization                                                   21
Dividend Policy                                                  22
Selected Financial Data                                          23
Management's Discussion and Analysis of Financial
Condition and Results of Operations                              24
The International Telecommunications Industry                    34
Business                                                         38
Management                                                       54
Certain Relationships and Related Party Transactions             61
Principal and Registering Shareholders                           62
Description of Capital Stock                                     63
Shares Eligible for Future Sale                                  66
Legal Matters                                                    70
Experts                                                          70
Additional Information                                           70
Reports to Shareholders                                          70
Glossary of Terms                                                71
Index to Financial Statements                                    74


         -----------

Until February 7, 1999 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                 200,000 Shares

                            Ursus Telecom Corporation

                                  Common Stock

                                     -------

                                   PROSPECTUS

                                     -------

                                January 13, 1999

          PART II


          INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution.

          The Registrant estimates that expenses payable by it in connection with the offering described in this Registration Statement will be approximately as follows:


    Legal fees and expenses                                      $30,000
    Accounting fees and expenses                                 $15,000
                                                             ----------------
    Total                                                        $45,000
                                                             ================


Item 14.  Indemnification of Directors and Officers.

          The Registrant's Articles of Incorporation indemnifies, to the fullest extent permitted by the Law of the State of Florida, the directors of the Registrant.

          Every person (and the heirs, executors and administrators of such person) who is or was a director, officer, employee or agent of the Corporation or of any other company, including another corporation, partnership, joint venture, trust or other enterprise on which such person serves or served at the request of the Corporation shall be indemnified by the Corporation against all judgments, payments in settlement (whether or not approved by court), fines, penalties and other reasonable costs and expenses (including attorneys' fees and costs) imposed upon or incurred by such person in connection with or resulting from any action, suit, proceeding, investigation or claim, civil, criminal, administrative, legislative or other (including any criminal action, suit or proceeding in which such person enters a plea of guilty or nolo contendere or its equivalent), or any appeal relating thereto which is brought or threatened either by or in the right of the Corporation or such other company (herein called a "Derivative Action") or by any other person, governmental authority or instrumentality (herein called a "Third-Party Action") and in which such person is made a party or is otherwise involved by reason of his being or having been such director, officer, employee or agent or by reason of any action or omission or alleged action or omission by such person in his capacity as such director, officer, employee or agent if either (i) such person is wholly successful, on the merits or otherwise, in defending such derivative or third-party action or
(ii) in the judgment of a court of competent jurisdiction or, in the absence of such a determination, in the judgment of a majority of a quorum of the Board of Directors (which quorum shall not include any director who is a party to or is otherwise involved in such action), or, in the absence of such a disinterested quorum, in the opinion of independent legal counsel (iii) in the case of a Derivative Action, such person acted without negligence or misconduct in the performance of his duty to the Corporation or such other company or (iv) in the case of a Third-Party Action, such person acted in good faith in what he reasonably believed to be the best interests of the Corporation or such other company, and in addition, in any criminal action, had no reasonable cause to believe that his action was unlawful; provided that, in the case of a Derivative Action, such indemnification shall not be made in respect of any payment to the Corporation or such other company or any shareholder thereof in satisfaction of judgment or in settlement unless either (x) a court of competent jurisdiction has approved such settlement, if any, and the reimbursement of such payment or
(y) if the court in which such action has been instituted lacks jurisdiction to grant such approval or such action is settled before the institution of judicial proceedings, in the opinion of independent legal counsel the applicable standard of conduct specified hereinbefore has been met, such action was without substantial merit, such settlement was in the best interests of the Corporation or such other company and the reimbursement of such payment is permissible under applicable law. In case such person is successful on the merits or otherwise in defending part of such action, or in the judgment of such a court or such quorum of the Board of Directors or in the opinion of such counsel has met the applicable standard of conduct specified in the preceding sentence with respect to part of such action, he(she) shall be indemnified by the Corporation against the judgments, settlements, payments, fines, penalties, and other costs and expenses attributable to such part of such action.

          The foregoing rights of indemnification shall be in addition to any rights which any such director, officer, employee or agent may otherwise be entitled any agreement or vote of shareholders or at law or in equity or otherwise.

          In any case in which, in the judgment of a majority of such a disinterested quorum of the Board of Directors, any such director, officer or employee will be entitled to indemnification under the foregoing provisions of this Article, such amounts as they deem necessary to cover the reasonable costs and expenses incurred by such person in connection with the action, suit, proceeding, investigation or claim prior to final disposition thereof may be advanced to such person upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is ultimately determined that he(she) is not so entitled to indemnification.

          The amendment or repeal of, or adoption of any provision inconsistent with, this Article SIXTH will require the affirmative vote of the holders of at least 66 2/3% of the Common Stock and all series of voting Preferred Stock, voting together as a single class. Any amendment or repeal of, or adoption of any provision inconsistent with, this Article SIXTH will not adversely affect any right or protection existing hereunder prior to such amendment, repeal, or adoption.

Item 15.  Recent Sales of Unregistered Securities.

          There have been no recent sales of unregistered securities of the Registrant.

Item 16.  Exhibits and Financial Statement Schedules.

         Exhibits:


1.1+    -  Form of Underwriting Agreement
3.1+    -  Articles of Incorporation of the Registrant
3.2+    -  Form of Amended and Restated Articles of Incorporation of the
           Registrant
3.3+    -  Bylaws of the Registrant
3.4+    -  Form of Amended and Restated Bylaws of Registrant
4.1+    -  Specimen of Certificate for Common Stock
5.1+    -  Opinion of Stroock & Stroock & Lavan LLP
10.1+   -  Employment Agreement between the Registrant and Luca M.  Giussani
10.2+   -  Amendment to Employment Agreement with Luca M.  Giussani
10.3+   -  Employment Agreement between the Registrant and Jeffrey R.  Chaskin
10.4+   -  Amendment to Employment Agreement with Jeffrey R.  Chaskin
10.5+   -  Employment Agreement between the Registrant and Johannes S.  Seefried
10.6+   -  Amendment to Employment Agreement with Johannes S.  Seefried
10.7+   -  Employment Agreement between the Registrant and Richard C.  McEwan
10.8+   -  Lease Agreement
10.9+   -  Form of 1998 Stock Incentive Plan
10.10+  -  Form of Financial Consulting Agreement
10.11+  -  Form of Agency Agreement
10.12+  -  Agreement regarding formation of Ursus Telecom France
10.13+  -  Agreement regarding purchase of interest in South African Agency
10.14+  -  Agreement dated January 20, 1998 among Messrs.  Giussani, Rispoli and the Company
10.15+  -  Form of Representative's Warrant
10.16+  -  Form of Lock Up Letter
21.1+   -  List of Subsidiaries
23.1*   -  Consent of Ernst & Young LLP
23.2*   -  Consent of Ernst & Young LLP
23.3+   -  Consent of Stroock & Stroock & Lavan LLP (contained in 5.1)
24.1+   -  Power of Attorney
27*     -  Financial Data Schedule
99.1+   -  Consent of Kenneth L.  Garrett


-----------

+        Previously filed.

*        Filed herewith.

Item 17.  Undertakings.

          (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (d) The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunrise, State of Florida, on the 8th day of January, 1999.

                                      Ursus Telecom Corporation
                                      By: /s/ LUCA M. GIUSSANI
                                         Luca M.  Giussani
                                         Chief Executive Officer


          In accordance with the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Signature                  Capacity in which signed                   Date
---------                  ------------------------                   ----

/s/ LUCA M. GIUSSANI
Luca M. Giussani        Chief Executive Officer and Director   January 8, 1999

/s/ JEFFREY R. CHASKIN
Jeffrey R. Chaskin      President, Chief Operating Officer
                        and Director                           January 8, 1999

/s/ JOHANNES S. SEEFRIED
Johannes S. Seefried    Chief Financial Officer and Director   January 8, 1999

/s/ WILLIAM M. NEWPORT
William M. Newport      Director                               January 7, 1999

/s/ KENNETH L. GARRETT
Kenneth L. Garrett      Director                               January 11, 1999

         Exhibit 21.1

         LIST OF SUBSIDIARIES

Ursus Tel.net

Ursus Telecom France

Access Authority, Inc.

National Business Telephone, Inc.

Ursus Overseas Holding, Inc.

Bransur Acquisition Corporation

Ursus Telecom Data,(Pty) Ltd.